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82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Shangri La Asia Ltd

*CURRENT ADDRESS

**FORMER NAME



**NEW ADDRESS

PROCESSED MAY 20 2003 THOMSON FINANCIAL

FILE NO. 82- 5006 FISCAL YEAR 12-31-02

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 5/8/03

ANNUAL REPORT 2002





SHANGRI-LA
ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司



Contents



Corporate Information	2
Hotel, Property and Project Information	4
Financial Highlights	6
Operating Statistics and Revenue Analysis	7
Corporate Structure	17
Chairman's Statement	18
Management Discussion & Analysis	21
Report of the Directors	40
Auditors' Report	60
Consolidated Profit and Loss Account	61
Consolidated Balance Sheet	62
Balance Sheet	63
Consolidated Cash Flow Statement	64
Consolidated Statement of Changes in Equity	65
Notes to the Accounts	66
Five Year Summary	120
Notice of Annual General Meeting	121

A Chinese translation of this Annual Report is available from the Company upon request.
如欲索取本年報之中文譯本，請聯絡本公司。



Corporate Information (As at 21 March 2003)

Board of Directors

Executive Directors
Mr YE Longfei
(Chairman)
Mr KUOK Khoon Ho
Mr KUOK Khoon Loong, Edward
Mr Thaddeus Thomas BECZAK
Mr Giovanni ANGELINI
Mr LUI Man Shing
Mr NG Si Fong, Alan

Non-Executive Directors
Madam KUOK Oon Kwong
Mr John David HAYDEN
Mr HO Kian Guan
Mr LEE Yong Sun
Mr Alexander Reid HAMILTON*
Mr TOW Heng Tan*
Mr HO Kian Cheong
(Alternate to Mr HO Kian Guan)
* *Independent Non-Executive Directors*

Remuneration Committee
Mr YE Longfei
(Chairman)
Mr KUOK Khoon Ho
Mr Thaddeus Thomas BECZAK
Mr HO Kian Guan
Mr TOW Heng Tan

Audit Committee
Mr Alexander Reid HAMILTON
(Chairman)
Mr HO Kian Guan
Mr TOW Heng Tan

Company Secretary
Ms KO Sau Lai

Auditors
PricewaterhouseCoopers
Certified Public Accountants
22nd Floor
Prince's Building
Central
Hong Kong

Registered Address
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

Head Office and Principal Place of Business
21st Floor
CITIC Tower
No. 1 Tim Mei Avenue
Central
Hong Kong

Principal Share Registrars
Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

Branch Share Registrars in Hong Kong
Abacus Share Registrars Limited
G/F, Bank of East Asia Harbour View Centre
56 Gloucester Road
Wanchai
Hong Kong

Key Dates

Closure of Registers of Members	27 May 2003 to 30 May 2003, both dates inclusive
Annual General Meeting	30 May 2003
Despatch of Circular and Election Form for 2002 Final Scrip Dividend Scheme#	19 June 2003
Payment of 2002 Final Dividend/ Despatch of Scrip Dividend Share Certificates#	31 July 2003

\# Subject to shareholders' approval of the final dividend at the Annual General Meeting.
Company's website: http://www.shangri-la.com
Financial information: http://www.ir.shangri-la.com



THE AWARD-WINNING HOTEL GROUP

TRAVEL BULLETIN (UK)
Best Asia Pacific Hotel Chain

READER'S DIGEST (ASIA)
Superbrands Asia 2002

GLOBAL FINANCE (USA)
Best Hotel Chain in Asia Pacific

BUSINESS TRAVELLER (ASIA PACIFIC)
Best Business Hotel Brand in Asia Pacific

BUSINESS TRAVELLER (EUROPE)
Best Business Hotel Chain in Asia Pacific

TRAVEL WEEKLY (UK)
Best Asia Pacific Hotel Group

TRAVEL TRADE GAZETTE (ASIA)
Best Regional Hotel Chain

ASIAMONEY
One of Asia's Best Hotel Chain for Business

ASIAMONEY
One of Asia's Best Hotel Chain for Leisure



Hotel, Property and Project Information

A. OPERATING HOTELS, PROPERTIES AND PROJECTS UNDER DEVELOPMENT OWNED BY THE GROUP AS AT 31 DECEMBER 2002

a. Operating Hotels (managed by the Group)

			Available Rooms	Commercial/ Office (sqm)	No. of Apartments
The People's Republic of China					
Hong Kong		Island Shangri-La	565		
		Kowloon Shangri-La	720		
Mainland China	Beihai	Shangri-La Hotel	362		
	Beijing	Shangri-La Hotel	657		
		China World Hotel	716		
		Traders Hotel	552		
		The Kerry Centre Hotel	487		
	Changchun	Shangri-La Hotel	458	5,442	63
	Dalian	Shangri-La Hotel	562		
	Hangzhou	Shangri-La Hotel	384		
	Harbin	Shangri-La Hotel	346		
	Qingdao	Shangri-La Hotel	420		
	Shanghai	Pudong Shangri-La	606		
	Shenyang	Traders Hotel	588		
	Shenzhen	Shangri-La Hotel	522		
	Wuhan	Shangri-La Hotel	505		
	Xian	Shangri-La Golden Flower Hotel	421		
The Philippines	Cebu	Shangri-La's Mactan Island Resort	543		
	Manila	Edsa Shangri-La	649		
		Makati Shangri-La	699		
Singapore		Shangri-La Hotel	760		
		Shangri-La's Rasa Sentosa Resort	459		
		Traders Hotel	547		
Thailand	Bangkok	Shangri-La Hotel	839		
Malaysia	Kota Kinabalu	Shangri-La's Rasa Ria Resort, Dalit Bay Golf & Country Club, Sabah	328		
		Shangri-La's Tanjung Aru Resort	495		
	Kuala Lumpur	Shangri-La Hotel	690		
	Penang	Shangri-La Hotel	441		
		Shangri-La's Golden Sands Resort	395		
		Shangri-La's Rasa Sayang Resort	514		
Indonesia	Jakarta	Shangri-La Hotel	668		
	Surabaya	Shangri-La Hotel#	389		
Fiji		Shangri-La's Fijian Resort, Yanuca Island	436		
		Fiji Mocambo, Nadi	128		
Myanmar	Yangon	Traders Hotel	392		
		Total	18,243	5,442	63

Shangri-La Asia Limited has an effective 10% equity interest in Shangri-La Hotel, Surabaya.

b. Operating Properties (managed by the Group)

			Commercial/ Office (sqm)	No. of Apartments
The People's Republic of China				
Mainland China	Dalian	Century Tower Apartments		195
Singapore		Shangri-La Apartments		127
		Shangri-La Residences		55
Thailand	Bangkok	Chao Phya Tower	7,951	
Malaysia	Kuala Lumpur	UBN Apartments		59
		UBN Tower	32,674	
		Total	40,625	436

c. Operating Hotels (not managed by the Group)

			Available Rooms
The People's Republic of China			
Mainland China	Shanghai	Portman Ritz-Carlton Hotel	564
		Total	564

d. Operating Properties (not managed by the Group)

			Commercial/ Office (sqm)	No. of Apartments
The People's Republic of China				
Mainland China	Beijing	China World Trade Center	142,418	605
		Beijing Kerry Centre	97,991	195
	Shanghai	Shanghai Centre	33,369	472
		Shanghai Kerry Centre	40,031	133
Singapore		Tanglin Mall	11,278	
		Tanglin Place	3,185	
Malaysia	Johor Bahru	Part of City Square	13,916	
		Total	342,188	1,405

e. Projects Under Development (managed by the Group)

			Projected Opening	Projected Rooms	Projected Commercial/ Office (sqm)	Projected No. of Apartments
The People's Republic of China						
Mainland China	Zhongshan	Shangri-La Hotel	Dec 2003	269		
	Fuzhou	Shangri-La Hotel	Mid 2005	395		
	Shanghai	Pudong Shangri-La (Phase II)	Early 2005	375		20
		Jingan Nanli Shangri-La	Mid 2006	642	46,000	
		Total		1,681	46,000	20

Hotel, Property and Project Information



B. OPERATING HOTELS AND PROJECTS UNDER DEVELOPMENT NOT OWNED BUT MANAGED BY THE GROUP AS AT 31 DECEMBER 2002

a. Operating Hotels

			Available Rooms
The People's Republic of China			
Mainland China	Nanjing	Shangri-La Dingshan	246
The Philippines	Manila	Traders Hotel	294
Taiwan	Taipei	Far Eastern Plaza Hotel	422
		Total	962

b. Projects Under Development

			Projected Opening	Projected Rooms	Projected No. of Apartments
The People's Republic of China					
Mainland China	Zhengzhou	Shangri-La Hotel	Dec 2003	290	
	Shijiazhuang	Traders Hotel (Phase I)	Mid 2004	220	
	Nanjing	Shangri-La Dingshan (Phase II)	Mid 2004	309	
	Sanya	Shangri-La's Sunny Bay Resort	Mid 2005	555	
	Kunshan	Traders Hotel	Mid 2005	400	
	Changzhou	Traders Fudu Hotel	Mid 2005	331	
Malaysia	Putrajaya	Shangri-La Hotel	Feb 2003	119	
United Arab Emirates	Dubai	Shangri-La Hotel	Jun 2003	301	192
		Traders Hotel	Dec 2003	250	
Sultanate of Oman	Muscat	Shangri-La's Barr Al Jissah Resort	Mid 2005	680	
Maldives	Villingili Island	Shangri-La Hotel	Mid 2005	260	
		Total		3,715	192


Middle East
Dubai
Muscat
Maldives
Harbin
Changchun
Shenyang
Beijing
Shijiazhuang
Dalian
Qingdao
Zhengzhou
Xian
Nanjing
Changzhou
Kunshan
Shanghai
Wuhan
Hangzhou
Fuzhou
Shenzhen
Taipei
Zhongshan
Beihai
Hong Kong
Sanya
Yangon
Bangkok
Manila
Fiji
Cebu
Penang
Kota Kinabalu
Kuala Lumpur
Putrajaya
Johor Bahru
Singapore
Jakarta
Surabaya



Financial Highlights

FINANCIAL HIGHLIGHTS

	2002 US$ Million	2001 US$ Million	2002/2001 % Change	2000 US$ Million	1999 US$ Million	1998 US$ Million
CONSOLIDATED						
Turnover	**601**	600	0%	684	486	379
Profit attributable to shareholders	**93**	59	58%	92	81	43
Dividends	**34**	42	-21%	43	42	35
Shareholders' equity	**2,892**	2,881	0%	2,966	2,726	2,182
Net borrowings to shareholders' equity ratio	**35.0%**	35.5%	1%	34.1%	42.2%	39.6%
Earnings per share (in US cents)	**4.28**	2.63	63%	4.14	4.28	2.42
Dividends per share (in HK cents)	**12.00**	15.00	-20%	15.00	15.00	15.00
Net asset value per share (in US dollars)	**1.33**	1.32	1%	1.34	1.23	1.22

Operating Profit Before Finance Costs*
by Geographical Area


US$ Million
220
200
180
160
140
120
100
80
60
40
20
0
82
117
198
156
157
1998
1999
2000
2001
2002

* Before corporate expenses, properties valuation deficit/surplus, impairment loss on projects, exchange loss on devaluation of foreign currency, gain/loss on investments and amortisation of goodwill

Hong Kong
Mainland China
The Philippines
Singapore, Malaysia & Thailand
Other Areas
Hotel management

Shareholders' Equity


US$ Million
3,200
2,800
2,400
2,000
1,600
1,200
800
400
0
2,182
2,726
2,966
2,881
2,892
1998
1999
2000
2001
2002

Share of Results of Associated Companies*
by Geographical Area


US$ Million
70
60
50
40
30
20
10
0
(10)
59
39
39
40
41
104%
97%
93%
97%
90%
(4%)
(3%)
1998
1999
2000
2001
2002

* Before properties valuation deficit/surplus and other non-operating items

Mainland China
Singapore, Malaysia & Thailand
Other Areas

Earnings Per Share


US Cents
6
5
4
3
2
1
0
2.42
4.28
4.14
2.63
4.28
1998
1999
2000
2001
2002

Operating Statistics and Revenue Analysis



Hotels	Group's effective interests (As at 31 December 2002)	2002	2001	Year 2000	1999	1998
The People's Republic of China						
Hong Kong						
Kowloon Shangri-La	100%					
Average No. of available rooms		723	725	725	725	725
Occupancy		59.4%	61.1%	75.8%	66.1%	60.2%
Average transient rates (US$)		164	172	167	164	176
Island Shangri-La	80%					
Average No. of available rooms		565	565	565	565	565
Occupancy		74.9%	70.6%	82.7%	73.1%	62.5%
Average transient rates (US$)		204	228	219	196	228
Mainland China						
Shangri-La Hotel, Beijing	49%					
Average No. of available rooms		657	657	655	657	657
Occupancy		70.2%	58.7%	65.7%	67.6%	66.7%
Average transient rates (US$)		67	75	74	68	79
China World Hotel, Beijing	50%					
Average No. of available rooms		716	729	736	738	738
Occupancy		25.3%	57.5%	68.8%	68.5%	70.7%
Average transient rates (US$)		112	123	109	103	120
Traders Hotel, Beijing	50%					
Average No. of available rooms		552	552	552	552	564
Occupancy		83.8%	72.5%	82.7%	70.3%	75.5%
Average transient rates (US$)		74	77	69	69	72
Portman Ritz-Carlton Hotel, Shanghai	30%					
Average No. of available rooms		564	564	564	544	520
Occupancy		80.1%	74.7%	72.9%	71.5%	69.6%
Average transient rates (US$)		147	138	118	108	133
Shangri-La Hotel, Hangzhou	45%					
Average No. of available rooms		384	384	385	389	387
Occupancy		74.3%	65.1%	49.4%	55.9%	68.1%
Average transient rates (US$)		90	89	97	77	83



Operating Statistics and Revenue Analysis

Hotels	Group's effective interests (As at 31 December 2002)	2002	2001	Year 2000	1999	1998
Mainland China (Cont'd)						
Shangri-La Hotel, Shenzhen	51.3%					
Average No. of available rooms		522	522	522	522	522
Occupancy		80.6%	76.5%	83.6%	80.8%	72.1%
Average transient rates (US$)		80	87	88	76	85
Shangri-La Golden Flower Hotel, Xian	100%					
Average No. of available rooms		421	423	423	446	435
Occupancy		67.5%	68.5%	75.0%	68.8%	69.8%
Average transient rates (US$)		59	62	58	54	55
Shangri-La Hotel, Beihai	97%					
Average No. of available rooms		362	363	362	362	362
Occupancy		44.1%	38.9%	47.6%	41.4%	41.0%
Average transient rates (US$)		37	39	39	42	49
Shangri-La Hotel, Changchun	90%					
Average No. of available rooms		458	458	458	458	458
Occupancy		67.0%	61.8%	57.3%	57.0%	50.8%
Average transient rates (US$)		62	64	58	58	61
Traders Hotel, Shenyang	97%					
Average No. of available rooms		588	588	588	588	588
Occupancy		57.0%	62.2%	64.4%	72.2%	69.5%
Average transient rates (US$)		43	53	53	57	62
Shangri-La Hotel, Qingdao	100%					
Average No. of available rooms		420	420	420	420	420
Occupancy		78.4%	64.8%	67.0%	63.2%	62.0%
Average transient rates (US$)		64	66	73	72	73
Shangri-La Hotel, Dalian	90%					
Average No. of available rooms		562	562	562	562	494
Occupancy		67.6%	63.3%	68.0%	58.3%	55.7%
Average transient rates (US$)		67	71	66	64	73

Operating Statistics and Revenue Analysis



Hotels	Group's effective interests (As at 31 December 2002)	2002	2001	Year 2000	1999	1998
Mainland China (Cont'd)						
Pudong Shangri-La, Shanghai	100%					
Average No. of available rooms		606	609	612	612	576
Occupancy		83.5%	70.8%	76.5%	62.2%	48.2%
Average transient rates (US$)		134	134	112	101	102
Shangri-La Hotel, Harbin	95%					
Average No. of available rooms		346	346	346	346	N/A
Occupancy		71.9%	60.7%	67.0%	63.9%	N/A
Average transient rates (US$)		52	57	53	47	N/A
Shangri-La Hotel, Wuhan	92%					
Average No. of available rooms		505	505	507	507	N/A
Occupancy		62.9%	48.2%	60.5%	56.2%	N/A
Average transient rates (US$)		55	63	57	55	N/A
The Kerry Centre Hotel, Beijing	23.75%					
Average No. of available rooms		487	487	487	455	N/A
Occupancy		79.5%	68.4%	71.3%	60.2%	N/A
Average transient rates (US$)		113	118	98	74	N/A
The Philippines						
Makati Shangri-La, Manila	100%					
Average No. of available rooms		699	703	702	703	703
Occupancy		47.2%	41.6%	69.8%	77.3%	71.3%
Average transient rates (US$)		122	144	144	152	177
Edsa Shangri-La, Manila	100%					
Average No. of available rooms		649	650	651	652	617
Occupancy		65.0%	56.8%	68.6%	66.6%	65.2%
Average transient rates (US$)		69	81	87	99	108
Shangri-La's Mactan Island Resort, Cebu	100%					
Average No. of available rooms		543	543	543	543	546
Occupancy		62.9%	58.5%	72.8%	67.1%	53.0%
Average transient rates (US$)		92	107	108	100	116



Operating Statistics and Revenue Analysis

Hotels	Group's effective interests (As at 31 December 2002)	2002	2001	Year 2000	1999	1998
Malaysia						
* Shangri-La Hotel, Kuala Lumpur	54.37%					
Average No. of available rooms		705	714	717	716	714
Occupancy		56.1%	59.4%	69.8%	56.7%	56.3%
Average transient rates (US$)		63	61	57	54	66
* Shangri-La Hotel, Penang	32.62%					
Average No. of available rooms		441	445	445	445	445
Occupancy		50.9%	54.2%	67.6%	65.0%	56.8%
Average transient rates (US$)		39	41	42	38	47
* Shangri-La's Rasa Sayang Resort, Penang	54.37%					
Average No. of available rooms		514	514	514	514	514
Occupancy		60.2%	68.6%	82.6%	78.1%	75.2%
Average transient rates (US$)		77	79	74	68	60
* Shangri-La's Golden Sands Resort, Penang	54.37%					
Average No. of available rooms		395	395	395	395	395
Occupancy		66.8%	61.2%	80.5%	82.0%	72.4%
Average transient rates (US$)		55	54	50	45	42
* Shangri-La's Rasa Ria Resort, Dalit Bay Golf & Country Club, Sabah	65.78%					
Average No. of available rooms		328	330	327	324	324
Occupancy		54.5%	61.8%	79.4%	69.5%	52.1%
Average transient rates (US$)		51	52	47	41	41
@ Shangri-La's Tanjung Aru Resort, Kota Kinabalu	40%					
Average No. of available rooms		495	495	495	495	499
Occupancy		56.7%	63.0%	78.4%	77.1%	56.6%
Average transient rates (US$)		52	51	51	45	48
Myanmar						
* Traders Hotel, Yangon	56.22%					
Average No. of available rooms		392	392	392	392	397
Occupancy		38.6%	35.6%	34.9%	28.0%	21.0%
Average transient rates (US$)		34	40	41	41	56

Operating Statistics and Revenue Analysis



Hotels	Group's effective interests (As at 31 December 2002)	2002	2001	Year 2000	1999	1998
Singapore						
* Shangri-La Hotel	100%					
Average No. of available rooms		760	760	760	760	781
Occupancy		65.0%	67.5%	75.5%	54.9%	36.0%
Average transient rates (US$)		139	143	140	131	150
* Shangri-La's Rasa Sentosa Resort	100%					
Average No. of available rooms		459	459	459	459	459
Occupancy		71.2%	70.9%	78.4%	79.1%	75.3%
Average transient rates (US$)		88	88	88	84	90
* Traders Hotel	40.75%					
Average No. of available rooms		547	547	547	547	547
Occupancy		69.0%	75.1%	85.0%	77.8%	73.0%
Average transient rates (US$)		85	89	88	84	96
Thailand						
* Shangri-La Hotel, Bangkok	73.61%					
Average No. of available rooms		843	850	850	850	850
Occupancy		59.8%	57.3%	67.7%	69.3%	74.4%
Average transient rates (US$)		96	98	99	92	76
Indonesia						
Shangri-La Hotel, Jakarta	25%					
Average No. of available rooms		668	668	668	668	668
Occupancy		35.5%	20.8%	43.9%	46.8%	39.1%
Average transient rates (US$)		101	104	112	95	104
* Shangri-La Hotel, Surabaya	10%					
Average No. of available rooms		389	389	389	389	389
Occupancy		46.3%	39.6%	49.6%	44.2%	38%
Average transient rates (US$)		63	65	65	61	46
Fiji						
Shangri-La's Fijian Resort, Yanuca Island	71.64%					
Average No. of available rooms		436	436	436	436	436
Occupancy		72.8%	61.4%	38.9%	81.2%	74.3%
Average transient rates (US$)		85	69	92	97	93
Fiji Mocambo, Nadi	71.64%					
Average No. of available rooms		128	128	128	128	128
Occupancy		69.7%	68.4%	66.8%	84.1%	71.2%
Average transient rates (US$)		47	44	47	49	46

* Hotels acquired by the Group in 1999.

@ Hotel acquired by the Group in 2002.



Operating Statistics and Revenue Analysis

Properties	Group's effective interests (As at 31 December 2002)	2002	2001	Year 2000	1999	1998
China World Trade Center						
Phase I	40%					
Commercial						
Average lettable area (sq.m.)		21,401	21,099	20,959	25,524	17,659
Occupancy		98.3%	97.1%	90.1%	36.7%	94.7%
Average rate per sq.m. per month (US$)		44	40	34	25	38
Offices						
Average lettable area (sq.m.)		63,906	63,464	63,875	63,576	65,644
Occupancy		94.4%	95.2%	95.5%	84.5%	80.3%
Average rate per sq.m. per month (US$)		35	30	28	38	58
Serviced Apartments						
Average lettable area (sq.m.)		48,115	41,654	38,016	51,078	51,078
Occupancy		59.5%	62.5%	78.5%	67.9%	79.2%
Average rate per sq.m. per month (US$)		30	31	29	36	47
Phase I	50%					
Century Apartments						
Average lettable area (sq.m.)		31,802	31,802	29,152	N/A	N/A
Occupancy		53.2%	62.3%	44.6%	N/A	N/A
Average rate per sq.m. per month (US$)		13	14	14	N/A	N/A
Phase II	43%					
Commercial						
Average lettable area (sq.m.)		6,398	5,780	5,803	N/A	N/A
Occupancy		95.8%	95.3%	85.2%	N/A	N/A
Average rate per sq.m. per month (US$)		40	37	36	N/A	N/A
Offices						
Average lettable area (sq.m.)		51,006	50,686	51,175	N/A	N/A
Occupancy		96.7%	97.9%	79.2%	N/A	N/A
Average rate per sq.m. per month (US$)		28	27	16	N/A	N/A
Total Rental Revenue (US$ '000)		72,659	65,933	53,669	46,166	71,570

Operating Statistics and Revenue Analysis



Properties	Group's effective interests (As at 31 December 2002)	Year 2002	2001	2000	1999	1998
Shanghai Centre	30%					
Commercial						
Average lettable area (sq.m.)		6,971	7,102	7,109	7,109	7,109
Occupancy		96.8%	86.0%	91.3%	98.5%	98.4%
Average rate per sq.m. per month (US$)		50	52	49	58	62
Offices						
Average lettable area (sq.m.)		26,398	25,993	23,945	25,562	25,562
Occupancy		89.5%	92.0%	95.7%	82.5%	85.2%
Average rate per sq.m. per month (US$)		24	24	33	49	71
Serviced Apartments						
Average lettable area (sq.m.)		39,780	39,780	39,780	39,780	39,780
Occupancy		81.5%	77.7%	79.5%	77.0%	82.3%
Average rate per sq.m. per month (US$)		35	38	42	55	72
Total Rental Revenue (US$ '000)		23,529	25,492	29,166	37,591	52,179
Shangri-La Hotel, Changchun	90%					
Commercial						
Average lettable area (sq.m.)		1,175	1,119	1,076	890	879
Occupancy		86.3%	94.5%	86.7%	51.3%	73.0%
Average rate per sq.m. per month (US$)		29	32	29	38	43
Offices						
Average lettable area (sq.m.)		4,175	4,006	3,923	2,781	2,781
Occupancy		72.6%	69.4%	61.3%	78.5%	62.0%
Average rate per sq.m. per month (US$)		19	19	20	21	21
Serviced Apartments						
Average lettable area (sq.m.)		4,073	4,073	4,073	4,073	4,073
Occupancy		62.0%	56.3%	63.0%	64.8%	64.8%
Average rate per sq.m. per month (US$)		24	30	32	31	29
Total Rental Revenue (US$ '000)		1,771	1,866	1,912	1,731	1,686



Operating Statistics and Revenue Analysis

Properties	Group's effective interests (As at 31 December 2002)	2002	2001	Year 2000	1999	1998
Century Tower Apartments, Dalian	100%					
Serviced Apartments						
Average lettable area (sq.m.)		28,549	28,565	28,611	28,624	17,978
Occupancy		49.1%	40.6%	38.1%	31.5%	36.8%
Average rate per sq.m. per month (US$)		15	16	16	17	22
Total Rental Revenue (US$ '000)		2,624	2,275	2,146	1,713	1,802
Beijing Kerry Centre	23.75%					
Commercial						
Average lettable area (sq.m.)		12,675	12,675	12,675	12,675	N/A
Occupancy		95.6%	85.4%	56.7%	27.1%	N/A
Average rate per sq.m. per month (US$)		12	11	9	9	N/A
Offices						
Average lettable area (sq.m.)		84,189	80,485	80,485	80,485	N/A
Occupancy		90.3%	95.0%	92.7%	54.7%	N/A
Average rate per sq.m. per month (US$)		24	20	18	18	N/A
Serviced Apartments						
Average lettable area (sq.m.)		33,718	33,718	33,718	33,718	N/A
Occupancy		73.8%	81.2%	88.1%	42.8%	N/A
Average rate per sq.m. per month (US$)		25	27	27	26	N/A
Total Rental Revenue (US$ '000)		27,276	26,946	22,893	8,553	N/A
Shanghai Kerry Centre	24.75%					
Commercial						
Average lettable area (sq.m.)		5,635	5,809	5,868	5,774	N/A
Occupancy		92.1%	75.4%	50.7%	11.2%	N/A
Average rate per sq.m. per month (US$)		25	21	23	48	N/A
Offices						
Average lettable area (sq.m.)		34,396	34,396	34,396	34,395	N/A
Occupancy		94.3%	96.4%	97.8%	72.0%	N/A
Average rate per sq.m. per month (US$)		18	15	14	15	N/A
Serviced Apartments						
Average lettable area (sq.m.)		16,671	16,671	16,671	16,671	N/A
Occupancy		73.8%	70.3%	76.4%	64.6%	N/A
Average rate per sq.m. per month (US$)		27	29	32	34	N/A
Total Rental Revenue (US$ '000)		13,462	11,754	11,604	6,406	N/A

Operating Statistics and Revenue Analysis



Properties	Group's effective interests (As at 31 December 2002)	2002	2001	Year 2000	1999	1998
# **Shangri-La Apartments, Singapore**	100%					
Serviced Apartments						
Average lettable area (sq.m.)		9,981	9,981	9,981	9,981	N/A
Occupancy		73.1%	81.7%	89.9%	86.7%	N/A
Average rate per sq.m. per month (US$)		47	50	51	52	N/A
Total Rental Revenue (US$ '000)		3,725	4,688	5,204	5,064	N/A
# **Shangri-La Residences, Singapore**	100%					
Serviced Apartments						
Average lettable area (sq.m.)		10,684	10,684	10,684	10,684	N/A
Occupancy		79.8%	87.5%	95.2%	86.2%	N/A
Average rate per sq.m. per month (US$)		28	28	28	28	N/A
Total Rental Revenue (US$ '000)		2,833	3,068	3,383	3,080	N/A
# **Tanglin Mall, Singapore**	40.75%					
Commercial						
Average lettable area (sq.m.)		11,270	11,330	11,384	11,384	N/A
Occupancy		100.0%	94.0%	99.1%	99.0%	N/A
Average rate per sq.m. per month (US$)		44	43	42	41	N/A
Total Rental Revenue (US$ '000)		6,094	5,636	5,711	5,578	N/A
# **Tanglin Place, Singapore**	40.75%					
Commercial						
Average lettable area (sq.m.)		1,069	1,069	1,069	1,069	N/A
Occupancy		100.0%	100.0%	100.0%	97.0%	N/A
Average rate per sq.m. per month (US$)		34	34	35	35	N/A
Offices						
Average lettable area (sq.m.)		2,116	2,116	2,128	2,340	N/A
Occupancy		92.0%	83.0%	71.0%	39.0%	N/A
Average rate per sq.m. per month (US$)		22	23	25	28	N/A
Total Rental Revenue (US$ '000)		973	925	920	580	N/A
# **UBN Tower, Kuala Lumpur**	54.37%					
Commercial						
Average lettable area (sq.m.)		2,035	2,027	2,027	2,027	N/A
Occupancy		87.7%	77.5%	71.5%	74.0%	N/A
Average rate per sq.m. per month (US$)		27	28	29	30	N/A
Offices						
Average lettable area (sq.m.)		30,639	30,639	30,639	30,639	N/A
Occupancy		44.5%	50.3%	61.3%	71.6%	N/A
Average rate per sq.m. per month (US$)		14	14	14	14	N/A
Total Rental Revenue (US$ '000)		3,214	3,444	3,681	4,742	N/A



Operating Statistics and Revenue Analysis

Properties	Group's effective interests (As at 31 December 2002)	2002	2001	Year 2000	1999	1998
# **UBN Apartments, Kuala Lumpur**	54.37%					
Serviced Apartments						
Average lettable area (sq.m.)		8,867	8,867	8,867	8,867	N/A
Occupancy		58.7%	56.8%	62.6%	55.6%	N/A
Average rate per sq.m. per month (US$)		7	7	7	7	N/A
Total Rental Revenue (US$ '000)		771	900	990	1,063	N/A
# **Part of City Square, Johor Bahru**	36.31%					
Commercial						
Average lettable area (sq.m.)		11,776	11,330	10,545	10,579	N/A
Occupancy		99.0%	95.9%	97.4%	86.0%	N/A
Average rate per sq.m. per month (US$)		19	17	15	12	N/A
Offices						
Average lettable area (sq.m.)		1,898	1,898	1,898	1,898	N/A
Occupancy		100.0%	100.0%	100.0%	100.0%	N/A
Average rate per sq.m. per month (US$)		11	11	11	10	N/A
Total Rental Revenue (US$ '000)		2,915	2,432	2,133	581	N/A
# **Chao Phya Tower, Bangkok**	73.61%					
Commercial						
Average lettable area (sq.m.)		476	1,359	1,359	1,359	N/A
Occupancy		93.8%	84.9%	83.3%	86.9%	N/A
Average rate per sq.m. per month (US$)		8	5	6	6	N/A
Offices						
Average lettable area (sq.m.)		7,496	6,592	6,637	6,637	N/A
Occupancy		67.4%	49.8%	59.3%	63.7%	N/A
Average rate per sq.m. per month (US$)		4	4	7	7	N/A
Total Rental Revenue (US$ '000)		269	240	391	463	N/A

Properties acquired by the Group in 1999.

Corporate Structure (As at 31 December 2002)



Shangri-La Asia Limited

Operating Hotels

THE PEOPLE'S REPUBLIC OF CHINA

Hong Kong

- Island Shangri-La 80%
- Kowloon Shangri-La 100%

Mainland China

- Shangri-La Hotel, Beijing 49%
- China World Hotel, Beijing 50%
- Traders Hotel, Beijing 50%
- Portman Ritz-Carlton Hotel, Shanghai 30%
- Shangri-La Hotel, Hangzhou 45%
- Shangri-La Hotel, Shenzhen 51.30%
- Shangri-La Golden Flower Hotel, Xian 100%
- Shangri-La Hotel, Beihai 97%
- Shangri-La Hotel, Changchun 90%
- Traders Hotel, Shenyang 97%
- Shangri-La Hotel, Qingdao 100%
- Shangri-La Hotel, Dalian 90%
- Pudong Shangri-La, Shanghai 100%
- Shangri-La Hotel, Harbin 95%
- Shangri-La Hotel, Wuhan 92%
- The Kerry Centre Hotel, Beijing 23.75%

THE PHILIPPINES

- Makati Shangri-La, Manila 100%
- Edsa Shangri-La, Manila 100%
- Shangri-La's Mactan Island Resort, Cebu 100%

MALAYSIA

- Shangri-La Hotel, Kuala Lumpur 54.37%
- Shangri-La Hotel, Penang 32.62%
- Shangri-La's Rasa Sayang Resort, Penang 54.37%
- Shangri-La's Golden Sands Resort, Penang 54.37%
- Shangri-La's Rasa Ria Resort, Dalit Bay Golf & Country Club, Sabah 65.78%
- Shangri-La's Tanjung Aru Resort, Kota Kinabalu 40%

MYANMAR

- Traders Hotel, Yangon 56.22%

SINGAPORE

- Shangri-La Hotel 100%
- Shangri-La's Rasa Sentosa Resort 100%
- Traders Hotel 40.75%

THAILAND

- Shangri-La Hotel, Bangkok 73.61%

INDONESIA

- Shangri-La Hotel, Jakarta 25%
- Shangri-La Hotel, Surabaya 10%

FIJI

- Shangri-La's Fijian Resort, Yanuca Island 71.64%
- Fiji Mocambo, Nadi 71.64%

Properties

THE PEOPLE'S REPUBLIC OF CHINA

- Beijing China World Trade Center 40%-50%
- Shanghai Centre 30%
- Dalian Century Tower Apartments 100%
- Beijing Kerry Centre 23.75%
- Shanghai Kerry Centre 24.75%

SINGAPORE

- Shangri-La Apartments 100%
- Shangri-La Residences 100%
- Tanglin Mall 40.75%
- Tanglin Place 40.75%

MALAYSIA

- UBN Tower, Kuala Lumpur 54.37%
- UBN Apartments, Kuala Lumpur 54.37%
- Part of City Square, Johor Bahru 36.31%

THAILAND

- Chao Phya Tower, Bangkok 73.61%

Projects Under Development

THE PEOPLE'S REPUBLIC OF CHINA

Mainland China

- Pudong Shangri-La, Shanghai (Phase II) 100%
- Shanghai Jingan Nanli Shangri-La Hotel 99%
- Shangri-La Hotel, Fuzhou 100%
- Shangri-La Hotel, Zhongshan 51%

Others

LAND

THE PEOPLE'S REPUBLIC OF CHINA

- Tianjin Land held for future development 90%
- Shenyang Land held for future development 90%

FIJI

- Natadola Land held for future development 71.64%

MALAYSIA

- Palm Beach Land held for future development 54.37%

THAILAND

- Chiangmai Land held for future development 73.61%

HOTEL MANAGEMENT

- SLIM International Limited 100%



Chairman's Statement

On behalf of the Board of Directors, I present the tenth Annual Report of Shangri-La Asia Limited.

RESULTS

The consolidated profit attributable to shareholders for the year ended 31 December 2002 was US$93.1 million (earnings per share US4.28 cents) compared to US$58.8 million (earnings per share US2.63 cents) for the year 2001.

DIVIDENDS

The Directors recommend a final dividend of HK5 cents per share with a scrip alternative. With the interim dividend of HK7 cents per share paid in November 2002, the total dividend for 2002 is HK12 cents per share.

FUTURE PROSPECTS

The Group's strategic focus has been to build on its brand strength in Mainland China where it currently owns and/or operates 17 hotels. The economic fundamentals of the Mainland China remain very strong and both international arrivals and domestic travel have been growing rapidly. Increasingly, manufacturing capacities are being relocated into the country because of comparative cost advantages and availability of skill sets. The country's accession to the World Trade Organisation, its success in being awarded the staging of the 2008 Olympic games and the 2010 World Expo will provide further impetus to its economic growth. Concurrently, the per capita GDP growth, increasing disposable incomes and aspirational needs of its citizens is underpinning a growing demand for luxury hotel accommodation.

The Group remains optimistic about the future potential for hotel business in Mainland China and to this end continues to actively pursue investment and management contract opportunities. The Group also believes that its growing brand dominance in the country will, over time, benefit its hotels elsewhere in Asia as increasing numbers of Mainland Chinese travel overseas.

The performance of the Group's hotels outside Mainland China is predicated on the recovery of the regional economies and the global economy which has been characterised by recessionary trends, security concerns and more recently, the escalating political crisis in the Middle East. The negative sentiment triggered by these developments have dampened business and leisure travel to and within the region. However, with limited if any, addition to hotel supply in the competitive set anticipated in most locations within the region, the Group's hotels should benefit from the operational leverage inherent in this business when these economies turn around.

PROJECTS/RENOVATIONS

The Shangri-La hotel in Zhongshan is expected to open for business by year end 2003 while the Shangri-La Hotel, Fuzhou and the extension of the Pudong Shangri-La, Shanghai are expected to open for business in 2005. Master planning submissions are on-going for the hotel development in Jingan Nanli, Shanghai. The Group will fit-out an additional 80 guestrooms at its hotel in Qingdao in 2003. The Group is also committed to developing new hotel projects in Futian (Shenzhen), Xian and Chengdu, all in Mainland China.



The Group has embarked on an extensive renovation programme to ensure that its hotels' physical products are in top condition thus retaining their competitive advantage and preserving the integrity of the Group's brands. While guestroom renovations at the Makati Shangri-La, Manila were completed in December 2002, other renovations are on-going at the following hotels: Shangri-La hotels in Bangkok and Kuala Lumpur, Kowloon Shangri-La, Hong Kong, China World Hotel, Beijing, Shangri-La Golden Flower Hotel, Xian, Shangri-La's Tanjung Aru Resort, Kota Kinabalu, Shangri-La's Mactan Island Resort, Cebu and the Valley Wing of the Shangri-La Hotel, Singapore.

MANAGEMENT CONTRACTS

In 2002, the Group signed six new hotel management contracts. Of these, the Shangri-La Hotel, Putrajaya in Kuala Lumpur commenced operations on 4 February 2003. Shangri-La's Sunny Bay Resort Sanya, the Traders Hotel, Kunshan and the Traders Fudu Hotel, Changzhou are all expected to open in 2005 while the Traders Hotel, Shijiazhuang near Beijing is expected to open in mid 2004. These new projects are all located in Mainland China. The Shangri-La resort in Maldives is expected to open in 2005.

Work on hotels in the Middle East and in Mainland China for which the Group had executed management contracts earlier, is progressing satisfactorily with a majority of these hotels expected to open for business in 2003.

CORPORATE DEBTS AND FINANCIAL CONDITIONS

Taking advantage of the liquidity in the banking system, the Group executed new unsecured bank loan agreements for a total amount of HK$4,100 million in 2002. Barring a loan of HK$300 million which is due in February 2009, these loans have a maturity of 5 years and carry a lower all-inclusive cost. With these facilities in place, the Group prepaid by June 2002 all the outstanding amount under a US$500 million loan agreement maturing in August 2002. In April 2002, the Group cancelled a total of US$200 million undrawn facilities under an existing US$600 million loan agreement, which carried a higher interest rate. Apart from pushing out loan maturities, the Group has benefited in terms of interest arbitrage and the hedge provided on currency risk with an increased component of Hong Kong dollar denominated loans. As at 31 December 2002, 80% of the Group's total outstanding loans was denominated in Hong Kong dollars. The Group has in place adequate lines of credit available to fund its development programme for the forseeable future.

As at 31 December 2002, the Group's net borrowings (net of cash and bank balances of US$127.3 million) stood at US$1,013.7 million (2001: US$1,022.4 million) and the net borrowings to shareholders' equity ratio was 35.0% (2001: 35.5%).

DIRECTORS

Mr KUOK Khoon Loong, Edward has been appointed as an executive Director of the Company with effect from 21 March 2003. Mr KUOK is currently the Chairman of Kerry Properties Limited.

Mr Thaddeus Thomas BECZAK who has served on the Board since 13 August 1997 has given notice that he would not stand for re-election at the forthcoming Annual General Meeting to be held on 30 May 2003. On behalf of the Board, I would like to thank Mr BECZAK for his invaluable guidance and contributions to the Company.



Chairman's Statement

ACKNOWLEDGEMENT

Mr LIU Tai Fung who was the erstwhile Chairman and a member of the Board of Directors of the Company from 12 April 1994 to 16 December 1997, passed away suddenly on 1 February 2003. He presided over the Company during a period that witnessed a rapid growth in its investments and business in The People's Republic of China. He is sadly missed by all of us on the Board. I would like to take this opportunity to extend our deepest sympathy and condolences to the family of the late Mr LIU.

On behalf of the Board, I would also like to acknowledge the hard work, dedication and professionalism of the management and staff of the Group and thank them for their support.

YE Longfei
Chairman

Hong Kong, 21 March 2003



1. OPERATIONS REVIEW

Performance of the Group's hotels continue to be affected by the economic slowdown in the United States of America ("USA"), Europe and most regional economies and the political uncertainties and security problems in some of the countries in the region. Despite this, overall yield increased marginally by 3%. This is mainly attributable to the relatively favourable performance of the Group's hotels in Mainland China.

Overall performance of the Group's investment properties showed improvement due to increase in yields of commercial and office space in Mainland China. However, yields of serviced apartments both within and outside Mainland China declined mainly due to the emergence of competitive supply.

Revenue

For the year ended 31 December

Combined Revenue by Trade

	2002 US$ million	%	2001 US$ million	%	% Change
Hotel Operation	**775.9**	79%	769.9	80%	1%
Hotel Management	**9.2**	1%	8.8	1%	4%
Property Rentals	**191.0**	20%	184.6	19%	3%
Total	**976.1**	100%	963.3	100%	1%


Rasa Sentosa

Shangri-La's Rasa Sentosa Resort, Singapore – Exterior



Management Discussion & Analysis

Breakdown of Turnover
For the year ended 31 December

	SUBSIDIARIES			ASSOCIATED COMPANIES		
	2002	2001	%	**2002**	2001	%
	US$ million	*US$ million*	*Change*	***US$ million***	*US$ million*	*Change*
Hotel Operation						
The People's Republic of China						
Hong Kong	**137.5**	141.0	(2%)	**-**	-	N/A
Mainland China	**170.7**	164.0	4%	**155.2**	162.4	(5%)
Singapore	**79.7**	81.6	(2%)	**19.2**	21.4	(11%)
The Philippines	**72.5**	74.6	(3%)	**-**	-	N/A
Malaysia	**58.5**	62.8	(7%)	**4.6**	-	NM
Thailand	**33.6**	31.8	6%	**-**	-	N/A
Fiji	**18.9**	13.8	37%	**-**	-	N/A
Indonesia	**-**	-	N/A	**20.6**	11.5	78%
Myanmar	**4.9**	5.0	(1%)	**-**	-	N/A
	576.3	574.6	0%	**199.6**	195.3	2%
Hotel Management	**9.2**	8.8	4%	**-**	-	N/A
Hotels Sub-total:	**585.5**	583.4	0%	**199.6**	195.3	2%
Property Rentals						
The People's Republic of China						
Mainland China	**4.4**	4.1	6%	**164.6**	158.0	4%
Singapore	**6.6**	7.8	(15%)	**8.0**	7.5	7%
Malaysia	**3.5**	3.8	(9%)	**3.4**	2.9	16%
Thailand	**0.5**	0.5	7%	**-**	-	N/A
Properties Sub-total:	**15.0**	16.2	(8%)	**176.0**	168.4	5%
Total	**600.5**	599.6	0%	**375.6**	363.7	3%

Note: Revenue of the hotel management group is stated after elimination of revenue earned from fellow subsidiaries.

N/A Not Applicable
NM Not Meaningful



(a) **Combined Revenue**

Hotel Operation

The People's Republic of China ("PRC")

Hong Kong

Combined revenues of the two hotels in Hong Kong marginally decreased by 2% in 2002 despite a 5% increase in weighted average room yields ("RevPAR") due to on-going major renovations at the Kowloon Shangri-La which commenced in July 2002. This renovation, which is being phased to minimise disruption of business and restrict loss of revenues, is expected to be completed by 31 December 2003.

Mainland China

Consolidated revenues of the hotels increased by 4%. On a combined basis, however, hotels recorded a 11% increase in the weighted average RevPAR. The China World Hotel, Beijing commenced major renovations of its rooms and other facilities in January 2002 and these are expected to be completed by May 2003. Among all, the Pudong Shangri-La, Shanghai, the Shangri-La Hotel, Qingdao and the Shangri-La Hotel, Wuhan registered an increase in RevPAR by 20%, 19% and 16%, respectively. The other major hotels located in the principal cities of Beijing and Shanghai also recorded double-digit increases in RevPAR. However, emerging competition led to a sharp decline in yields in Shenyang by 26% while yields in Xian declined by 5% due to a slackening of demand in the early part of the year. Overall, the Mainland China market provided a positive momentum to the Group.

Singapore

Consolidated revenues of the hotels in Singapore recorded a decline of 2% in 2002 largely due to a decline in weighted average RevPAR by 9%. The Traders Hotel, Singapore is currently undergoing a soft-refurbishment of its guestrooms which is expected to be completed by April 2004. The Shangri-La Hotel, Singapore has commenced a major refurbishment programme at its Valley Wing on 1 March 2003 and this is expected to be completed by 31 October 2003.

The Philippines

The continuing weakness in the value of the Peso and security concerns have curtailed business and leisure traffic into the Philippines. Combined revenues of the three hotels declined by 3% in 2002 while weighted average RevPAR declined by 7%. The Makati Shangri-La, Manila completed renovation of its guestrooms in October 2002 while Shangri-La's Mactan Island Resort, Cebu commenced renovation of its guestrooms in January 2003. This is expected to be completed by November 2003.



Management Discussion & Analysis

Malaysia

Business at the Group's resort hotels was adversely affected after the tragic events on 11 September 2001 in the USA and the on-going global and regional economic problems. Shangri-La's Rasa Sayang Resort, Penang, Shangri-La's Tanjung Aru Resort, Kota Kinabalu ("TAH") and Shangri-La's Rasa Ria Resort, Sabah each recorded a decline in RevPAR in excess of 10%. Overall, combined revenues declined by 7% in 2002 in line with a 6% decline in weighted average RevPAR. On-going major renovations at the Shangri-La Hotel, Kuala Lumpur are expected to be completed in mid 2003. Meanwhile, TAH has commenced a refurbishment of its guestrooms in the Tanjung Wing which is expected to be completed by November 2003.



Pudong Shangri-La, Shanghai – Lobby

Thailand

With the completion of the first stage of the major renovations to guestrooms at the Shangri-La Hotel, Bangkok, RevPAR increased by 15% and revenues increased by 6%. Guestroom renovations are expected to be completed by September 2003.

Fiji

Combined revenues of the two hotels increased by 37% in line with a 43% increase in the weighted average RevPAR. It is expected that the performance of these two hotels will continue to strengthen.

Indonesia

The Shangri-La Hotel, Jakarta continues to suffer on account of the political and economic problems facing Indonesia after the hotel's re-opening in March 2001. The hotel recorded a 78% increase in revenues in 2002 albeit from a low base, with an occupancy rate of 36% compared to 21% in 2001.

Myanmar

The political situation continues to inhibit the performance of the Traders Hotel in Yangon. RevPAR declined by 8% in 2002.

Note: The RevPAR of hotels under renovation has been computed by excluding the number of rooms under renovation.



Hotel Management

Revenues of SLIM International Limited, the hotel management arm of the Group, before consolidation adjustments, registered a marginal increase of 2% and the operating profits before consolidation adjustments increased by 4% in 2002.

Investment Properties

The Group's principal investment properties are located in Mainland China and owned by associated companies. The overall yields of serviced apartments in Shanghai registered a decline of 4% while those in Beijing recorded a decline ranging from 7% to 21%. This is attributable to the emergence of competitive supply. However, weighted average occupancies for commercial and office space in these two cities were above 90%. Yields of commercial space registered increases ranging from 9% at the Phase II of the China World Trade Center to 43% at the Shanghai Kerry Centre. Yields of office space in these two properties also registered an increase of 4% and 15%, respectively.

The yields of the office space at the Phase I development of the China World Trade Center increased by 13%. The serviced apartments in the Century Tower, Dalian also recorded a 11% increase in yields.

In Singapore, the yields of the serviced apartments declined by 12% on account of continuing slow-down in the local economy. However, yields of the commercial and office space have registered an increase of 9% and 10%, respectively. The commercial space was fully occupied throughout the year while the office space recorded an average occupancy of 92%.

The yields of serviced apartments and commercial space in Malaysia registered an increase of 1% and 16%, respectively, though the yield of the office space declined by 10%.

The yields of the commercial and office space in Bangkok increased by 2% and 14%, respectively.



Management Discussion & Analysis

(b) **Consolidated Profits**

Consolidated profits attributable to shareholders increased to US$93.1 million from US$58.8 million. An analysis of the operating results and non-operating items is set out below:

Consolidated Profit Attributable to Shareholders
For the year ended 31 December

	2002 *US$ million*	2001 *US$ million*	% *Change*
Company & Subsidiaries			
Hotel Operation			
The People's Republic of China			
Hong Kong	**27.4**	29.7	(8%)
Mainland China	**36.5**	28.8	27%
Singapore	**25.7**	18.9	36%
The Philippines	**11.1**	14.1	(21%)
Malaysia	**1.1**	2.5	(56%)
Thailand	**6.8**	7.3	(7%)
Fiji	**2.4**	1.4	71%
Myanmar	**(3.0)**	(2.3)	(31%)
	108.0	100.4	8%
Property Rentals			
Mainland China	**1.5**	1.2	23%
Singapore	**1.7**	2.3	(26%)
Malaysia	**0.3**	0.6	(51%)
Thailand	**0.1**	0.1	(7%)
	3.6	4.2	(15%)
Hotel Management	**6.0**	5.7	7%
Associated Companies			
Hotel Operation			
Mainland China	**5.2**	14.7	(64%)
Singapore	**1.3**	0.9	43%
Malaysia	**0.2**	-	NM
Indonesia	**0.7**	(1.2)	NM
	7.4	14.4	(48%)
Property Rental			
Mainland China	**24.1**	23.8	1%
Singapore	**0.4**	0.3	43%
Malaysia	**0.4**	0.3	21%
	24.9	24.4	2%
Operating Profit After Tax	**149.9**	149.1	1%
Less:			
- Corporate expenses net	**(6.4)**	(6.9)	7%
- Net interest expenses on corporate borrowings	**(34.9)**	(52.2)	33%
Profit before Non-Operating Items	**108.6**	90.0	21%
Non-Operating Items:			
- Deficit on valuation of hotel and investment properties	**(12.5)**	(18.5)	32%
- Net realised and unrealised losses on other investments and provision for long-term investments	**(5.4)**	(23.4)	77%
- Provision for impairment losses on project under development	**(13.3)**	(6.0)	(121%)
- Amortisation of negative goodwill	**16.5**	16.7	(1%)
- Loss on disposal of 0.75% interest in a subsidiary	**(0.8)**	-	NM
Profit attributable to shareholders of the Group	**93.1**	58.8	58%



Notes:

1. Interest expenses of operating units' bank borrowings are included in operating results.

2. All balances stated are net of share of minority interests.

3. Profit of the hotel management group is stated before elimination of revenue earned from fellow subsidiaries and operating results of the subsidiaries are stated before elimination of management fees charged by the hotel management group.

4. a) Profits from subsidiaries involved in hotel operations in Mainland China increased by 27% due to impressive performance by hotels in Pudong, Wuhan, Qingdao and Dalian.

   b) The increase in profits from the Singapore hotel subsidiaries arose on account of an over provision for depreciation in earlier accounting years relating to the Tower Wing renovations at the Shangri-La Hotel, Singapore. This was determined upon receipt of final certificates from the quantity surveyors.

   c) The Thailand subsidiary's reduction in profits is due to a write off of the residual book value of fixed assets discarded upon renovations at the Shangri-La Hotel, Bangkok.

   d) Profits from associated companies involved in hotel operations in Mainland China declined mainly due to major renovations at the China World Hotel, Beijing.

NM: Not Meaningful

2. LIQUIDITY AND FINANCIAL CONDITIONS

Taking advantage of the liquidity in the banking system, the Group executed the following unsecured bilateral Hong Kong dollars loan agreements with individual banks during the year:

Date	Loan Amount *(HK$ million)*	Maturity Date
11 February 2002	500	February 2007
19 February 2002	300	February 2007
19 February 2002	300	February 2009

On 15 March 2002, the Group also executed a new five-year unsecured loan agreement with a consortium of banks in an amount of HK$3,000 million. The all-inclusive cost of this and the above bilateral loans with identical maturities described earlier, ranged between 53 to 55 basis points over HIBOR. With these facilities in place, the Group prepaid by June 2002, the outstanding loan balance under a US$500 million loan agreement which was due for final repayment in August 2002.

These new loans have therefore pushed out loan maturities, benefited the Group in terms of interest arbitrage, hedged currency risk by having a higher component of debt denominated in Hong Kong dollars and provided funding capacity for the Group's development efforts. The Group has adequate lines of credit available to fund its development programme for the forseeable future.

At the end of April 2002, the Group cancelled a total of US$200 million undrawn facilities under an existing US$600 million loan agreement which carried a higher interest rate.

The Group has satisfactorily complied with all covenants under its loan agreements.



Management Discussion & Analysis

As at 31 December 2002, the Group's net borrowings (net of cash and bank balances of US$127.3 million) stood at US$1,013.7 million (2001: US$1,022.4 million), shareholders' equity was US$2,892.2 million (2001: US$2,880.7 million) and the net borrowings to shareholders' equity ratio was 35.0% (2001: 35.5%). Bank loan and banking facility of a subsidiary amounting to US$12.4 million were secured by charges over all the fixed assets and other assets of the subsidiary with net book values of US$60.4 million. A US$5.1 million bank loan of a subsidiary was secured by charges over other investments owned by it with a net book value of US$8.6 million. With these exceptions, the assets of the Company and its subsidiaries are unencumbered.

The analysis of loans outstanding as at 31 December 2002 is as follows:

	Maturities of Bank Loans, Overdrafts and Other Borrowings Contracted as at 31 December 2002				
			Repayment		
(US$ million)	Within 1 year	In the 2nd year	In the 3rd to 5th year	After 5 years	Total
Unsecured					
Corporate bank loans	–	–	874.7	38.5	913.2
Project bank loans and overdrafts	112.6	21.1	58.7	0.6	193.0
Floating rate notes	–	17.3	–	–	17.3
	112.6	38.4	933.4	39.1	1,123.5
Secured					
Project bank loans and overdrafts	17.5	–	–	–	17.5
Total Borrowings	130.1	38.4	933.4	39.1	1,141.0
Undrawn but Committed facilities					
Bank loans and overdrafts	127.2	2.9	249.7	–	379.8



Shangri-La Hotel, Kuala Lumpur – Guestroom



The currency-mix of the borrowings and cash and bank balances as at 31 December 2002 is as follows:

(US$ million)	**Borrowings**	**Cash and Bank Balances**
In Hong Kong dollars	914.8	8.0
In Singapore dollars	144.0	3.4
In Malaysian Ringgit	41.4	1.1
In Renminbi	29.0	18.2
In US dollars	9.9	72.7
In Thai Baht	-	13.2
In Philippine Pesos	1.9	2.8
In Fiji dollars	-	7.6
In other currencies	-	0.3
	1,141.0	127.3

The loans in United States dollars, Hong Kong dollars, Singapore dollars, Malaysian Ringgit and Philippine Pesos are at variable rates of interest at spreads over SIBOR, HIBOR, Swap Rate/Money Market Rate (for Singapore), Cost of Funds (for Malaysia) and Rate of Treasury Bills (for Philippines), respectively. The loans in Renminbi are at rates specified by The People's Bank of China from time to time.

As at 31 December 2002, of the Group's cash and bank balances, US$79.9 million (2001: US$55.6 million) were kept in Mainland China, Malaysia, Thailand, the Philippines and Myanmar. The remittance of funds out of these countries is subject to rules and regulations of foreign exchange control promulgated by the governments of the respective countries.

The Group executed guarantees in favour of banks for securing banking facilities to certain associated companies. The utilised amount of such facilities covered by the Group's guarantees for these associated companies as at 31 December 2002 amounted to US$44.8 million (2001: US$47.4 million).



Management Discussion & Analysis

3. TREASURY POLICIES

The treasury policies followed by the Group aim to:

(a) Minimise interest risk

This is accomplished in the loan re-financing and loan negotiation process, and in ensuring that surplus funds from operations are made available to the corporate treasury to reduce the debt exposure. The Group has also sought to hedge its medium term interest rate risk by entering into HIBOR interest rate swap contracts. As at 31 December 2002, the Group had executed three-year contracts for an aggregate principal amount of HK$4,916 million and four-year contracts for an aggregate principal amount of HK$500 million at fixed interest rates ranging between 3.735% to 5.74% per annum. The interest cover continues through December 2006.

(b) Minimise currency risk

The Group has an economic hedge in terms of currency risk to the extent that a substantial portion of its hotels' room revenues in Mainland China, the Philippines, Thailand and Indonesia and investment property revenues in Mainland China are priced in United States dollars. Moreover, these and the other hotel revenues in these countries (except Thailand and the Philippines where exchange controls apply) are immediately converted into United States dollars upon realisation, to the maximum extent possible. The hotels and properties in Hong Kong, Singapore and Malaysia derive their revenue in local currencies.

The Group attempts to align the currencies of its loan portfolio with the currency mix of the Group's investments and revenues in various countries. Except in countries where exchange controls apply, revenues are immediately converted into United States dollars upon realisation, to the maximum extent possible. During the year, the Group re-financed a US$500 million loan by obtaining Hong Kong dollars loans. The Group has also obtained loans in Renminbi to finance the extension project of the Pudong Shangri-La, Shanghai and will continue to look for additional sources of funding in Renminbi to match the currency of its assets in Mainland China.

The Group has not felt it appropriate to substantially hedge against currency risks through forward exchange contracts on a consideration of the currency risks involved and the cost of obtaining such cover.



4. FIXED ASSET VALUATIONS

(a) Fixed Assets Values* – by Geographical Area

	2002 US$ million	%	2001 US$ million	%
The People's Republic of China				
Hong Kong	**694**	15%	718	16%
Mainland China	**1,961**	43%	1,972	44%
Singapore	**680**	15%	649	14%
The Philippines	**522**	11%	537	12%
Malaysia	**412**	9%	381	8%
Thailand	**147**	3%	127	3%
Fiji	**64**	2%	64	1%
Indonesia	**31**	1%	31	1%
Myanmar	**37**	1%	38	1%
Corporate	**–**	0%	1	0%
Total	**4,548**	100%	4,518	100%

* Including total fixed assets value owned by subsidiaries and the effective interest share of fixed assets value owned by associated companies.



Makati Shangri-La, Manila – Lobby



Management Discussion & Analysis

(b) **Independent Valuation of Properties**

Hotel and investment properties are stated at professional valuations carried out by the following independent firms of professional valuers:

CB Richard Ellis Limited, DTZ Debenham Tie Leung Limited and Chesterton Petty Limited	:	For properties in Mainland China
CB Richard Ellis Limited	:	For properties in Hong Kong, the Philippines, Indonesia, Myanmar, Fiji and Thailand
CB Richard Ellis (Pte) Ltd., Colliers International Consultancy & Valuation (Singapore) Pte Ltd and DTZ Debenham Tie Leung (SEA) Pte Limited	:	For properties in Singapore
W.M. Malik & Kamaruzaman and CH Williams Talhar & Wong Sdn Bhd	:	For properties in Malaysia



Shangri-La Hotel, Dalian – Lobby



According to Group practice, with the exception of properties held on leases of which the unexpired term is 20 years or less, independent valuations are obtained on a rotation basis for some of the hotels in its hotel property portfolio each year with the intention that all hotels in its portfolio are independently valued once every three years. Investment properties in its portfolio are independently revalued at every year end. The valuations made in the current year resulted in the reserves decreasing by US$62.3 million as at 31 December 2002 and a net charge to the current year's results of US$12.5 million after minority interests. The valuation reserves have also decreased by US$0.2 million on those properties held by a subsidiary of which 0.75% interest was disposed in 2002. In addition, the Group has made a provision of US$13.3 million for impairment losses on properties under development.

5. OTHER INVESTMENTS

The Group continued to gradually dispose its investment portfolio in marketable securities. In 2002, this disposal for US$13.4 million recorded net realised gains of US$1.1 million (both before and after adjustments of minority interests). Net unrealised losses of US$6.8 million (US$6.5 million after minority interests) and dividend income from other investments of US$1.8 million (US$1.6 million after minority interests) were recorded in 2002.

As at 31 December 2002, the market value of the Group's investment portfolio was US$37.5 million. The investment portfolio included 13,195,055 ordinary shares in the Company ("such SA shares") with a market value of US$8.6 million held by a wholly owned subsidiary of Shangri-La Hotel Public Company Limited, Thailand ("SHPCL"), one of the principal subsidiaries of the Group which is listed on the Stock Exchange of Thailand. Such SA shares were held by this subsidiary before the Company acquired a controlling interest in it in late 1999. The Company has undertaken, subject to market conditions, to use its reasonable endeavours to procure SHPCL to dispose all such SA shares to parties independent of the Kuok Group.

6. ACQUISITIONS AND DISPOSAL

(a) On 25 January 2002, Shangri-La Hotels (Malaysia) Berhad, Malaysia ("SHMB"), one of the principal subsidiaries of the Group which is listed on the Kuala Lumpur Stock Exchange, completed the acquisition of a further 33,750,000 fully paid ordinary shares of RM1 each representing 25% equity interest in Pantai Dalit Beach Resort Sdn. Bhd. ("PDBR") which owns Shangri-La's Rasa Ria Resort and Dalit Bay Golf & Country Club in Sabah, Malaysia from PPB Group Berhad (a company within the Kuok Group) for a cash consideration of RM28.7 million (equivalent to US$7.5 million). As a result, SHMB's effective equity interest in PDBR has increased from 50% to 75%. The Group's effective equity interest in PDBR has increased from 52.34% to 65.78% considering that Shangri-La Hotel Limited, Singapore ("SHL"), which holds 25% equity interest in PDBR, became a wholly owned subsidiary of the Group on 5 March 2002 (item (b) below) and the Group's disposal of 0.75% equity interest in SHMB on 8 April 2002 (item (f) below).

The fair value of the net identifiable assets relating to the 25% share of PDBR at the date of acquisition was US$8.4 million. The Group's share of the resulting negative goodwill of US$0.5 million is being amortised on a straight line basis over 15 years.



Management Discussion & Analysis

(b) On 4 March 2002, the High Court of Singapore confirmed the Proposed Capital Scheme approved at the extraordinary general meeting of SHL held on 2 February 2002 to reduce the issued and paid up capital of SHL by cancelling 1,476,887 issued and fully paid ordinary shares of S$1 each, being 0.89% equity interest, in the capital of SHL held by all the minority shareholders. Upon filing of the order of the High Court with the Registry of Companies of Singapore on 5 March 2002, SHL became a wholly owned subsidiary of the Group. SHL is one of the principal subsidiaries of the Group and is engaged in investment holding, hotel ownership and operation, and leasing of residential and serviced apartments. The total consideration paid by SHL to the minority shareholders for all the cancelled shares was S$5.6 million (equivalent to US$3.1 million). The resulting negative goodwill of US$2.3 million is being amortised on a straight line basis over 15 years.

(c) On 11 March 2002, a wholly owned subsidiary of the Group invested US$8.3 million, being 51% of the total registered capital, in Zhongshan Shangri-La Hotel Co., Ltd. pursuant to a joint venture agreement for the development of a hotel project in Zhongshan, Guangdong Province, Mainland China.

(d) On 17 July 2002, a wholly owned subsidiary of SHL completed the acquisition of an aggregate of 33,200,000 fully paid ordinary shares of RM1 each representing 40% equity interest in Tanjong Aru Hotel Sdn. Bhd. which owns Shangri-La's Tanjung Aru Resort, Kota Kinabalu, for a total cash consideration of RM61.4 million (equivalent to US$16.2 million) from Kuok Brothers Sdn. Bhd. and PPB Group Berhad, companies within the Kuok Group. The fair value of the net identifiable assets relating to this 40% equity interest at the date of acquisition was US$17.9 million. The resulting negative goodwill of US$1.7 million is being amortised on a straight line basis over 15 years.

(e) On 22 November 2002, a wholly owned subsidiary of SHL completed the acquisition of the remaining 12,000,000 fully paid ordinary shares of S$1 each representing 40% equity interest in Sentosa Beach Resort Pte Ltd ("SEN") from its minority shareholder, Mr Prajogo Pangestu, for a total cash consideration of S$14.2 million (equivalent to US$8.2 million). The fair value of the net identifiable assets relating to the 40% share of SEN at the date of acquisition was US$10.1 million. The Group's share of the resulting negative goodwill of US$1.9 million is being amortised on a straight line basis over 15 years.

These acquisitions, which are expected to be accretive to earnings, conform to the Group's objective to maximise the ownership of hotel assets within the Group.

(f) On 8 April 2002, the Group disposed 3,300,000 SHMB shares, being 0.75% equity interest in the capital of SHMB, for a cash consideration of RM3.3 million (equivalent to US$0.9 million). As a result, the Group's effective interest in SHMB has reduced from 55.12% to 54.37%. The Group recorded a loss on disposal of US$0.8 million which was charged to profit and loss account. This includes the share of unamortised negative goodwill derecognised of US$0.7 million attributable to this 0.75% equity interest. The attributable share of hotel properties revaluation reserve of US$0.2 million was transferred to retained profits.



7. MANAGEMENT STRATEGIES

General

The Group's strategic focus has been to build on its brand strength in Mainland China. It currently owns and/or operates 17 hotels in Mainland China. The fundamentals of the Mainland Chinese economy remain very strong with GDP growth of around 8% per annum, very high annual inflows of Foreign Direct Investment, international arrivals growing by 8% per annum and domestic travel growing by 10% per annum. Increasingly, manufacturing capacities are being relocated into the country because of comparative cost advantages, availability of skill sets and strong economic fundamentals. The country's accession to the World Trade Organisation, its success in being awarded the staging of the 2008 Olympic games and the 2010 World Expo will provide further impetus to its economic growth. Concurrently, the per capita GDP growth, increasing disposable incomes and aspirational needs of its citizens is underpinning a growing demand for luxury hotel accommodation.

The Group remains optimistic about the future potential for hotel business in Mainland China and to this end continues to actively pursue investment and management contract opportunities. The Group also believes that its growing brand dominance in the country will, over time, benefit its hotels elsewhere in Asia as increasing numbers of Mainland Chinese travel overseas.

The performance of the Group's hotels outside Mainland China is predicated on the recovery of the regional economies and the global economy which has been characterised by recessionary trends, security concerns and more recently, the escalating political crisis in the Middle East. The negative sentiment triggered by these developments have dampened business and leisure travel to and within the region. However, with limited if any, addition to hotel supply in the competitive set anticipated in most locations within the region, the Group's hotels should benefit from the operational leverage inherent in this business when these economies turn around.



China World Hotel, Beijing – Guestroom



Management Discussion & Analysis

Renovation Programs

Major projects completed by end of 2002 included:

(i) Renovation of guestrooms at the Makati Shangri-La, Manila.

(ii) Renovation of lobby, public areas and guestrooms at the Shangri-La Hotel, Bangkok.

Major renovations on-going include:

(i) Renovation of lobby, public areas, food and beverage facilities and guestrooms at the Shangri-La Hotel, Kuala Lumpur which are expected to be completed by mid 2003.

(ii) Renovation of guestrooms and public areas at the China World Hotel, Beijing, the Kowloon Shangri-La, Hong Kong and the Shangri-La Golden Flower Hotel, Xian. These projects are expected to be progressively completed by December 2003.

(iii) Renovation of guestrooms at the Traders Hotel, Singapore, Shangri-La's Tanjung Aru Resort, Kota Kinabalu and Shangri-La's Mactan Island Resort, Cebu. These renovations are expected to be progressively completed by April 2004.

Major improvements and renovations commissioned in 2003 include the fit-out of an additional 80 guestrooms at the Shangri-La Hotel, Qingdao and extensive renovations to the Valley Wing of the Shangri-La Hotel, Singapore.

The Group is committed to maintaining its hotels in excellent condition to retain their competitive advantage. It will constantly assess the need to renovate or upgrade the hotels' facilities and introduce new concepts. The Group has decided to build state-of-the-art SPA facilities in some of its hotels and resorts.

All renovations are being scheduled to minimise inconvenience to hotel guests and restrict loss of revenue. The Group also believes that the renovated and upgraded products should be available for sale to coincide with the anticipated turn-around in business conditions in the region. Estimated expenditure of US$111.3 million on renovation projects of subsidiaries currently on-going and to be commissioned in 2003 will be mainly financed by operating cash flows of the individual hotel, supplemented by locally contracted short term bank loans, where appropriate.



New Projects

Construction work on the Shangri-La Hotel, Fuzhou, ("SLFZ"), the Shangri-La Hotel, Zhongshan ("SLZN"), and the extension of the Pudong Shangri-La, Shanghai ("SLPU") is on-going. As at 31 December 2002, the Group has already invested US$36.5 million in these projects and SLPU has obtained bank loans in Renminbi equivalent of US$25.4 million to finance its extension project. The future incremental costs to complete these projects, net of funding from minority shareholders, are estimated at US$164.3 million and will be mainly financed by locally contracted project loans and the operating surplus of SLPU. SLZN is expected to open for business by year end 2003 while SLFZ and the extension of SLPU will be ready for business in 2005. The Group is currently finalising the master development plan for the project in Jingan Nanli, Shanghai.

The Group continues to evaluate investment opportunities in the PRC and to this end has entered into agreements to acquire land in Xian and in Chengdu for US$3.2 million and US$8.3 million, respectively, for future development of hotel projects. A total amount of US$6.5 million has been paid by way of deposits as at 31 December 2002 and the balance of US$5.0 million will be paid in installments in 2003. The Group has also injected US$4.2 million equity to a newly formed wholly owned subsidiary in Mainland China for a hotel project in Futian, Shenzhen.

Upon completion of the above projects and future developments contemplated as mentioned earlier, the number of operating hotels in which the Group has an equity interest will increase from 36 as at 31 December 2002 to 42 and the corresponding room inventory will increase from 18,807 to 22,358.

The subsidiary of China World Trade Center Ltd ("CWTC") which is listed on the Stock Exchange of Shanghai has received approval from the State Development Planning Commission of the government of the PRC for the development of Phase III of the China World Trade Center complex in Beijing. This development will be done in phases commencing 2003. The first phase is expected to be completed in mid 2007. The proposed development envisages a gross floor area of 541,000 square metres in a 300 metre tall mega tower which will be a landmark in the city. Components of the development include a luxury hotel, offices, retail spaces and underground parking. The total cost of the development is estimated at US$800 million which will be financed through internally and externally sourced funds. CWTC is an associated company of the Group and it is expected that there will be no demand on the Group's cash resources arising from this project.

Management Contracts

In 2002, the Group signed six new hotel management contracts. Of these, the Shangri-La Hotel, Putrajaya in Kuala Lumpur commenced operations on 4 February 2003. Shangri-La's Sunny Bay Resort, Sanya, the Traders Hotel, Kunshan, the Traders Fudu Hotel, Changzhou (all located in Mainland China) and the Shangri-La resort in Maldives are under construction and expected to open for business in 2005. The Traders Hotel, Shijiazhuang near Beijing is expected to be completed in mid 2004.

Construction work at the Shangri-La Hotel, Dubai which includes some serviced apartments and the Traders Hotel, Dubai is progressing satisfactorily. It is expected that these hotels will open for business in June 2003 and December 2003, respectively. The Shangri-La Hotel, Zhengzhou will also open for business in December 2003. Construction work at the hotel project in Muscat is expected to be completed in 2005.



Management Discussion & Analysis

Upon completion of all the above projects, the number of hotels under management in which the Group does not have any equity interest will increase from 3 as at 31 December 2002 to 13 and the corresponding room inventory will increase from 962 to 4,677 rooms.

The Group continues to receive and examine several proposals for management of hotels in the Asia-Pacific Region and the Middle East. The Group believes that these contracts will significantly underpin the brand strength and improve returns to shareholders.

Technology

Several of the Group's hotels now offer high speed broad band internet access in guestrooms, business centres and function rooms. Reservations through the Group's interactive web-site (www.shangri-la.com) increased by 90% in terms of roomnight volumes in 2002. The Group has initiated an upgrade of its current hotel reservation system to a state-of-the-art central reservation and information system which will be supplemented by strategically located voice reservation centres (call centres) serviced by toll free phone numbers. This project involves an investment of US$3 million and is expected to be completed by October 2003. This investment will make it easier for customers to book the Group's hotel rooms, aid management to optimise yield management opportunities and strengthen customer relationships across the hotel group.

The Group also successfully implemented a state-of-the-art e-planning software to facilitate compilation of business plans and updating of financial forecasts each month by its hotels. This is greatly expected to aid the planning and control process.

Personnel

As at 31 December 2002, the Company and its subsidiaries had approximately 16,300 employees. Salaries of employees are maintained at competitive levels under which bonuses are based on an evaluation of efforts and the financial performance of the business units with reference to goals set. Other benefits include provident fund, insurance and medical cover, housing and share option schemes. The Group has extensive training programmes to improve service skills of its line staff and professional skills of other employees. Its in-house training programmes emphasise service attitudes, organisational values and job enrichment. In-house training is supplemented by retaining outside professional training agencies.



Share Option Scheme

At the Special General Meeting of the Company held on 24 May 2002, the shareholders of the Company approved the adoption of a new share option scheme (the "New Option Scheme") and the termination of the operation of the executive share option scheme adopted by the shareholders of the Company on 16 December 1997 (the "Executive Option Scheme") (such that no further options shall thereafter be offered under the Executive Option Scheme but in all other respects the provisions of the Executive Option Scheme shall remain in full force and effect).

On 29 May 2002, pursuant to the terms of the New Option Scheme, the Directors have granted options on 17,140,000 shares to eligible persons at an exercise price of HK$6.81 per share. The exercise of these new options is governed by a two-year vesting scale.

According to the terms of the Executive Option Scheme and the New Option Scheme, options on 6,610,000 shares and 270,000 shares respectively, have so far lapsed. Following the change in the capital structure of the Company arising from the various repurchases of the Company's own shares and the issue of the scrip dividend shares on 19 November 2002, adjustments have been made to the number of outstanding option shares granted under the Executive Option Scheme on 30 December 2002. The number of the outstanding option shares were adjusted downward for a total of 815,454 option shares.

As of this date, the options outstanding aggregate to 25,134,546 shares and 16,870,000 shares under the Executive Option Scheme and the New Option Scheme, respectively. No option has been exercised so far.



Report of the Directors

The Directors submit their report together with the audited accounts for the year ended 31 December 2002.

PRINCIPAL ACTIVITIES AND GEOGRAPHICAL ANALYSIS OF OPERATIONS

The principal activity of the Company is investment holding.

The principal activities of the Company's subsidiaries are the ownership and operation of hotels and associated properties and the provision of hotel management and related services. The Company's subsidiaries are also the registered proprietors of various trademarks and service marks in various countries, including the brand names "Shangri-La", "Traders", "Rasa", "Summer Palace" and "Shang Palace" and related devices and logos.

The principal activities of the Company's associated companies are the leasing of office, commercial, residential and exhibition hall space and serviced apartments as well as the ownership and operation of hotels.

An analysis of the Group's performance for the year by geographical and business segments is set out in note 2 to the accounts.

RESULTS AND APPROPRIATIONS

The results for the year are set out in the consolidated profit and loss account on page 61.

The details of dividends paid and proposed during the year are set out in note 9 to the accounts.

RESERVES

The movements in reserves during the year are set out in notes 24 and 25 to the accounts.

DONATIONS

Charitable donations and other donations made by the Group during the year amounted to US$42,000.

FIXED ASSETS

The details of movements in fixed assets during the year are set out in note 13 to the accounts.

PRINCIPAL PROPERTIES

The details of the principal hotels and investment properties are set out in note 34 to the accounts.

SHARE CAPITAL

The details of share capital are set out in note 22 to the accounts.



SUBSIDIARIES AND ASSOCIATED COMPANIES

The details of the Company's principal subsidiaries and associated companies are set out in note 33 to the accounts.

PARTICULARS OF BANK LOANS, OVERDRAFTS AND OTHER BORROWINGS

The particulars of bank loans, overdrafts and other borrowings as at 31 December 2002 are set out in notes 21 and 27 to the accounts.

RESULTS, ASSETS AND LIABILITIES

The results, assets and liabilities of the Group for the last five financial years are set out on page 120.

DIRECTORS

The Directors who held office during the year and up to the date of this report were:

Mr YE Longfei *(Chairman)*	
Mr KUOK Khoon Ho	(resigned as Deputy Chairman and Managing Director on 23 August 2002)
Mr KUOK Khoon Loong, Edward	(appointed on 21 March 2003)
Mr Thaddeus Thomas BECZAK	
Mr Giovanni ANGELINI	
Mr LUI Man Shing	(appointed on 22 March 2002)
Mr NG Si Fong, Alan	(appointed on 23 August 2002)
# Madam KUOK Oon Kwong	
# Mr John David HAYDEN	
# Mr HO Kian Guan	
# Mr LEE Yong Sun	
* Mr Alexander Reid HAMILTON	
* Mr TOW Heng Tan	(appointed on 1 January 2003)
# Mr HO Kian Cheong *(Alternate to Mr HO Kian Guan)*	
Mr YOUNG Chun Hui	(resigned on 11 March 2002)
Mr Tomas Campos ZITA, JR.	(resigned on 11 March 2002)
* Mr QUEK Poh Huat	(resigned on 1 June 2002)
* Mr TAN Soo Nan	(appointed on 1 June 2002 and resigned on 31 December 2002)

\# *Non-executive Directors*
* *Independent Non-executive Directors*

Mr YE Longfei, Mr Thaddeus Thomas BECZAK and Madam KUOK Oon Kwong retire by rotation in accordance with Article 99(A) and Messrs KUOK Khoon Loong, Edward, NG Si Fong, Alan and TOW Heng Tan retire in accordance with Article 102(B) of the Company's Bye-Laws. All retiring Directors except Mr Thaddeus Thomas BECZAK, being eligible, offer themselves for re-election. Mr Thaddeus Thomas BECZAK has informed the Board that he will not offer himself for re-election.



Report of the Directors

BIOGRAPHICAL DETAILS OF DIRECTORS

Executive Directors

Mr YE Longfei, aged 61, is the Chairman of the Company. He was appointed as an executive Director of the Company in December 1997 and was appointed as Chairman of the Company in October 2000. He is also the Chairman of Kerry Holdings (China) Co., Ltd. and a Director of Kerry Beverages Limited and Kerry Holdings Limited. Prior to joining the Kuok Group, Mr Ye was the Chief Executive of the "Shanghai Desk" in Hong Kong, a co-operative arrangement between the Shanghai Municipal Government and Arthur Andersen & Co. (HK), from 1991 to 1995. Before taking up his assignment in Hong Kong, Mr Ye had served in various positions in the Shanghai Municipal Government. Mr Ye graduated from the Shanghai Fudan University in physics and is a graduate of the research institute of physics at the Shanghai Fudan University.

Mr KUOK Khoon Ho, aged 52, was appointed as an executive Director of the Company in September 1997. He joined the Kuok Group in 1976. He is currently a Director of Kerry Holdings Limited, Kerry Group Limited, Shangri-La Hotels (Malaysia) Berhad, Malaysia and Shangri-La Hotel Public Company Limited, Thailand, of which he is the Managing Director. He graduated from McGill University, Canada with a bachelor's degree in Commerce. He has extensive experience in hotel management, property development and corporate management. He is a brother of Madam Kuok Oon Kwong and Mr Kuok Khoon Loong, Edward.

Mr KUOK Khoon Loong, Edward, aged 50, was appointed as an executive Director of the Company in March 2003. He is the Chairman of Kerry Properties Limited, the Chairman and Managing Director of Shangri-La International Hotels (Pacific Place) Limited and a Vice Chariman of Kerry Holdings Limited. Mr Kuok is also the Chairman of the Board of EDSA Properties Holdings Inc. and Kuok Philippine Properties, Inc. He has been with the Kuok Group since 1978. He has a Master's degree in Economics from the University of Wales in the United Kingdom. Mr Kuok is a brother of Madam Kuok Oon Kwong and Mr Kuok Khoon Ho.

Mr Thaddeus Thomas BECZAK, aged 52, was appointed as an executive Director of the Company in August 1997. He is the Deputy Chairman of SCMP Group Limited and the Publisher of South China Morning Post Publishers Limited. He is also an executive Director of Kerry Holdings Limited and Kerry Properties Limited. He is a Director of Post Publishing Public Company Limited. From November 1997 until December 2002, Mr Beczak was the Chairman of the Listing Committee of The Stock Exchange of Hong Kong Limited. He is a member of the Advisory Committee to the Securities and Futures Commission in Hong Kong. Prior to joining the Kuok Group, Mr Beczak was a Managing Director of J.P. Morgan Inc. and President of J.P. Morgan Securities Asia Ltd. Mr Beczak is a graduate of Georgetown University (B.S.F.S.) and Columbia University (M.B.A.). He is a member of the Board of Advisors of the School of Foreign Service of Georgetown University.

Mr Giovanni ANGELINI, aged 57, was appointed as an executive Director of the Company in June 1999. He joined the Shangri-La Asia Group in August 1993 and at present, is the Managing Director and Chief Executive Officer of Shangri-La International Hotel Management Limited. Previously, he was the Vice President, Operations of Shangri-La Hotels and Resorts and the General Manager of Island Shangri-La, Hong Kong. Mr Angelini graduated from The Institute Volonta (University of Rome) in Business Administration. He is an experienced hotel/hospitality industry operator and during his past 38 years in the industry, he has managed quality hotels in Hong Kong, Singapore, Korea, Mexico, Bermuda and in his native country, Italy.



Mr LUI Man Shing, aged 59, was appointed as an executive Director of the Company in March 2002. Mr Lui joined the Kuok Group in 1977. He was previously Managing Director of Kerry (Thailand) Co. Ltd. and Shangri-La Hotel Public Company Limited, Thailand ("SHPCL"), both are companies incorporated in Thailand. In 1992, Mr Lui returned to Hong Kong to oversee the planning and development of the Kuok Group's investments and hotel projects in China. At present, he is the Vice Chairman of SHPCL, the Managing Director of Kerry Beverages Limited and a Director of a number of companies within the Shangri-La Asia Group and the Kuok Group (including Kerry Holdings Limited and Kerry Trading Co. Limited).

Mr NG Si Fong, Alan, aged 49, was appointed as an executive Director of the Company in August 2002. Mr Ng is currently the Senior Group Director of Projects of Shangri-La International Hotel Management Limited, overseeing the Shangri-La Asia Group's new hotels development and refurbishment of the existing hotels. Prior to taking up the current position in March 2002, Mr Ng was the Project Director of Kerry Properties (H.K.) Limited and a Director of Kerry Project Management (H.K.) Limited, both being wholly-owned subsidiaries of Kerry Properties Limited. He joined the Kerry Group in 1990 and has since handled over twenty project developments, many of which have been the Kerry Group's signature projects, including top-end luxury residential developments and grade A commercial properties. Mr Ng is a chartered engineer by profession and has over 24 years of experience in design, construction and project management of various types of building and civil engineering projects.

Non-executive Directors

Madam KUOK Oon Kwong, aged 56, was appointed as a non-executive Director of the Company in November 1999. She is an Advocate & Solicitor (Barrister-at-Law) from Gray's Inn, London. In 1986, she was appointed Company Secretary of Shangri-La Hotel Limited, Singapore ("SHL"). This appointment enabled her to gain experience in handling the corporate and legal affairs of a listed company and also in hotel operations. In 1988, she joined the Board of SHL and is currently its Executive Chairman. Madam Kuok is also a Director of a number of companies within the Shangri-La Asia Group including Shangri-La Hotel Public Company Limited, Thailand, Shangri-La Hotels (Malaysia) Berhad, Malaysia, of which she is the Managing Director, and certain subsidiaries of SHL. Madam Kuok is a sister of Mr Kuok Khoon Ho and Mr Kuok Khoon Loong, Edward.

Mr John David HAYDEN, aged 61, was appointed as an executive Director of the Company in December 1997. Mr Hayden has held the position of Managing Director and Chief Executive Officer of Shangri-La International Hotel Management Limited since 1993 and retired from this position with effect from 30 June 1999. After his retirement, Mr Hayden remains as a non-executive Director of the Company and acts as an adviser to the Board. Mr Hayden is a graduate of the University of Natal, South Africa (B.A. Law) and Cornell University, U.S.A. (B.S. Hotel Administration).

Mr HO Kian Guan, aged 57, was appointed as a non-executive Director of the Company in May 1993. He is the Executive Chairman of the Keck Seng Group of companies including Keck Seng (Malaysia) Berhad (a company listed on the Kuala Lumpur Stock Exchange) and Keck Seng Investments (Hong Kong) Limited (a company listed on The Stock Exchange of Hong Kong Limited). He also serves on the boards of Shangri-La Hotel (Kowloon) Limited, Shangri-La International Hotels (Hangzhou) Limited, Shangri-La Hotel Limited, Singapore and Shangri-La Hotel Public Company Limited, Thailand. He is a brother of Mr Ho Kian Cheong.



Report of the Directors

Mr LEE Yong Sun, aged 58, was appointed as a non-executive Director of the Company in December 2001. He is the Vice Chairman of Kerry Holdings Limited and also a Director of Kerry Group Limited. He has been with the Kuok Group since 1971. He graduated from the University of Singapore with a degree in Accountancy (B. Acc. Honours). He is a Certified Public Accountant (Singapore) and has extensive experience in banking, accounting and management.

Mr Alexander Reid HAMILTON, aged 61, was appointed as an independent non-executive Director of the Company in November 2001. He is a Director of a number of companies including CITIC Pacific Limited, COSCO International Holdings Limited, COSCO Pacific Limited, Esprit Holdings Limited and DBS Kwong On Bank Limited. He is a member of the Institute of Chartered Accountants of Scotland, a fellow member of the Hong Kong Society of Accountants and a fellow member of the Institute of Directors. He was a partner in Price Waterhouse for 16 years and has more than 20 years of audit and accounting experience. Mr Hamilton is the Chairman of the Board's Audit Committee.

Mr TOW Heng Tan, aged 47, was appointed as an independent non-executive Director of the Company in January 2003. Mr Tow joined Temasek Holdings (Private) Limited ("Temasek") in September 2002. He is currently the Managing Director, Strategic Development (ASEAN/KBB/PLE) of Temasek, covering ASEAN investments and development initiatives for knowledge-based businesses (KBB) and promising local enterprises (PLE). He is also a Director of ComfortDelGro Corporation Limited and International Enterprise Singapore. Mr Tow started his career with the then Coopers & Lybrand. Later, he was an investment banker with Schroders International Merchant Bankers Ltd in Singapore and the Managing Director of Lum Chang Securities Pte Ltd. He was a Senior Director of DBS Vickers Securities (Singapore) Pte Ltd, after Lum Chang Securities was folded into Vickers Ballas which then merged with DBS Securities to form DBS Vickers.

Mr HO Kian Cheong, aged 53, was appointed as an alternate Director to Mr Ho Kian Guan in June 1993. He is a Director of the Keck Seng Group of companies including Keck Seng (Malaysia) Berhad and Keck Seng Investments (Hong Kong) Limited. He is also an alternate Director of Shangri-La Hotel (Kowloon) Limited and Shangri-La International Hotels (Hangzhou) Limited. He is a brother of Mr Ho Kian Guan.



PARTICULARS OF SECURITIES HELD BY DIRECTORS, CHIEF EXECUTIVES AND ASSOCIATES

As at 31 December 2002, the Directors had the following interests in the securities of the Company or any of its associated corporations (within the meaning of the Securities (Disclosure of Interests) Ordinance (the "SDI Ordinance")) (the "Associated Corporations") as recorded in the register required to be kept under Section 29 of the SDI Ordinance:

(i) The Company

Name of Director	Number of ordinary shares	Notes
Mr YE Longfei	Nil	–
Mr KUOK Khoon Ho	3,510	1
	385,150	2
Mr Thaddeus Thomas BECZAK	500,000	3
Mr Giovanni ANGELINI	100,000	1
Mr LUI Man Shing	Nil	–
Mr NG Si Fong, Alan	Nil	–
Madam KUOK Oon Kwong	151,379	1
	192,011	4
Mr John David HAYDEN	Nil	–
Mr HO Kian Guan	167,475	1
	126,755,718	5
Mr LEE Yong Sun	Nil	–
Mr Alexander Reid HAMILTON	Nil	–
Mr HO Kian Cheong	24,514	1
(Alternate to Mr HO Kian Guan)	124,046,553	5

(ii) Associated Corporation

Name of Company	Name of Director	Number of ordinary shares	Notes
Shangri-La Hotels	Mr KUOK Khoon Ho	10,000	5
(Malaysia) Berhad	Madam KUOK Oon Kwong	10,000	5
Shangri-La Hotel Public Company Limited	Mr LUI Man Shing	10,000	1

Notes:

1 Personal interests held by the relevant Directors.

2 Deemed interest held by the relevant Director through a discretionary trust.

3 Interest held by the relevant Director and his spouse jointly.

4 Family interest held by the spouse of the relevant Director.

5 Deemed corporate interests held through companies controlled by the relevant Directors.

Save as mentioned above, as at 31 December 2002, none of the Directors had any other interest in the securities of the Company or any of its Associated Corporations which had been entered in the register kept by the Company pursuant to Section 29 of the SDI Ordinance.



Report of the Directors

DIRECTORS' INTERESTS IN CONTRACTS

No contracts of significance in relation to the Group's business to which the Company or its subsidiaries was a party, and in which any Director had a material interest, subsisted at the end of the year or at any time during the year.

DIRECTORS' INTERESTS IN COMPETING BUSINESS

Pursuant to Rule 8.10 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "HKSE"), the Company disclosed below that during the year and up to the date of this report, the following Directors are considered to have interests in the businesses which compete or are likely to compete, either directly or indirectly, with the businesses of the Group, other than those businesses where the Directors of the Company have been appointed/ were appointed as Directors to represent the interests of the Company and/or the Group.

(i) Mr KUOK Khoon Loong, Edward and Madam KUOK Oon Kwong are non-executive Directors of Allgreen Properties Limited ("Allgreen"), a company listed on the Singapore Exchange Securities Trading Limited.

Allgreen Group of companies ("Allgreen Group") has a diversified portfolio of properties in Singapore including serviced apartments. Shangri-La Hotel Limited, Singapore ("SHL") also owns a serviced apartment and condominium development in Singapore. While SHL and the Allgreen Group may compete with each other in the area of serviced apartment business, the Directors believe that this competition does not pose any material threat to SHL's business prospects because:

- SHL is principally engaged in the hotel business;

- the serviced apartment business is an ancillary part of SHL's hotel business;

- SHL's serviced apartment business is effectively marketed on the strength of Shangri-La International Hotel Management Limited ("SLIM") Group's renowned, high-quality services; and

- Mr KUOK Khoon Loong, Edward and Madam KUOK Oon Kwong are only non-executive Directors of Allgreen.

(ii) Madam KUOK Oon Kwong is a non-executive Director of Tanjong Aru Hotel Sdn. Bhd. ("TAHSB"), a company which owns Shangri-La's Tanjung Aru Resort, Kota Kinabalu ("TAH").

While TAH may compete with Shangri-La's Rasa Ria Resort ("RRR"), a hotel in Kota Kinabalu owned by the Group, the Directors believe that this competition does not pose any material threat to RRR's business prospects because both TAH and RRR are managed by SLIM. Besides, on 17 July 2002, the Group completed the acquisition of the Kuok Group's entire 40% interest in TAHSB (the "Acquisition") (details of the Acquisition were stated under the later section headed "Connected Transactions" of this report). TAH is now under the Group's hotel portfolio.



(iii) Messrs HO Kian Guan and HO Kian Cheong are substantial shareholders and executive Directors of the companies which own the Holiday Inn Riverside Wuhan and the River View Hotel Singapore. While such businesses may compete with the Group's hotel businesses in Wuhan and Singapore, the Directors believe that this competition does not pose any material threat to the Group's hotel business prospects because:

- the target customers are different; and
- the Group's hotel business is effectively marketed on the strength of the SLIM Group's renowned and high-quality services.

The abovementioned competing businesses are operated and managed by companies with independent management and administration. In addition, the Board of Directors of the Company is independent of the boards of the abovementioned companies carrying on the competing businesses. Accordingly, the Group is capable of carrying on its business independent of, and at arm's length from, the competing businesses mentioned above.

SHARE OPTIONS

Executive Share Option Scheme

The executive share option scheme of the Company was approved by the shareholders of the Company (the "Shareholders") on 16 December 1997 (the "Executive Option Scheme").

The Executive Option Scheme is designed to give executive Directors of, managers of or other employees holding an executive, managerial, supervisory or similar position in the Company or any of its subsidiaries an interest in preserving and maximising shareholder value in the longer term, to enable the Company to attract and retain individuals with experience and ability, and to provide individuals with incentives for future performance.

A summary of the Executive Option Scheme has been disclosed in the Company's 2001 Annual Report.

In September 2001, the HKSE amended the requirements for share option schemes under the Listing Rules. These new requirements make some of the provisions of the Executive Option Scheme no longer applicable.

At the Special General Meeting of the Company held on 24 May 2002 (the "Adoption Date"), the Shareholders approved the adoption of a new share option scheme (the "New Option Scheme") (details of which are set out below) and the termination of the operation of the Executive Option Scheme (such that no further options shall thereafter be offered under the Executive Option Scheme but in all other respects the provisions of the Executive Option Scheme shall remain in full force and effect).



Report of the Directors

New Option Scheme

The purpose of the New Option Scheme is to motivate Eligible Persons (Note 1) to optimise their future contribution to the Company, its Subsidiaries (Note 2) and Associates (Note 2), and Invested Entities (Note 2) (collectively referred to as the "Enlarged Group") and/or to reward them for their past contributions, to attract and retain or otherwise maintain on-going relationships with such Eligible Persons who are significant to and/or whose contributions are or will be beneficial to the performance, growth or success of the Englarged Group, and additionally in the case of Executives (Note 2), to enable the Enlarged Group to attract and retain individuals with experience and ability and/or to reward them for their past contributions.

The maximum number of shares in the Company (the "Shares") in respect of which options may be granted under the New Option Scheme (and under any other share option scheme) shall not in aggregate exceed 10 per cent. of the Shares in issue as at the Adoption Date (the "Scheme Mandate Limit"). Shares which may be issued upon the exercise of all options granted under the Executive Option Scheme and outstanding as at the Adoption Date shall not be included in the calculation of the Scheme Mandate Limit as at the Adoption Date. The Company may from time to time as the Board may think fit seek approval from the Shareholders to refresh the Scheme Mandate Limit, save that the maximum number of Shares which may be issued upon exercise of all options to be granted under the New Option Scheme (and any other share option scheme) shall not exceed 10 per cent. of the Shares in issue as at the date of approval by the Shareholders in general meeting where such limit is refreshed. Notwithstanding the above, the maximum number of Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the New Option Scheme (and under any other share option scheme) shall not exceed 30 per cent. of the Shares in issue from time to time.

As at the date of this report, a total of 200,795,991 Shares (representing approximately 9.21% of the existing issued share capital thereof) are available for issue under the New Option Scheme.

The maximum number of Shares issued and to be issued upon exercise of the options granted to any one Eligible Person (including exercised and outstanding options) in any 12-month period shall not exceed one per cent. of the Shares in issue from time to time.

The period under which an option must be exercised shall be such period as the Board of Directors may in its absolute discretion determine at the time of grant, save that such period shall not be more than 10 years commencing on the date of grant of an option. The minimum period for which an option must be held before it can be exercised is determined by the Board of Directors upon the grant of an option. The amount payable on acceptance of an option is HK$1. The full amount of the exercise price for the subscription of Shares must be paid upon exercise of an option.



The exercise price for any particular option shall be such price as the Board of Directors of the Company may in its absolute discretion determine at the time of grant of the relevant option (and shall be stated in the letter containing the offer of the grant of the option) but the exercise price shall not be less than whichever is the highest of (a) the nominal value of a Share; (b) the closing price of the Shares as stated in HKSE's daily quotation sheets on the date of the Board resolution approving the grant of options (the "Offer Date"), which must be a day on which HKSE is open for the business of dealing in securities (the "Business Day"); and (c) the average of the closing prices of the Shares as stated in HKSE's daily quotation sheets for the five Business Days immediately preceding the Offer Date.

The New Option Scheme will expire on 23 May 2012.

Notes:

1. "Eligible Person" means any of the following persons:

   (a) an Executive;
   (b) a director or proposed director (including an independent non-executive director) of any member of the Enlarged Group;
   (c) a direct or indirect shareholder of any member of the Enlarged Group;
   (d) a supplier of goods or services to any member of the Enlarged Group;
   (e) a customer, consultant, business or joint venture partner, franchisee, contractor, agent or representative of any member of the Enlarged Group;
   (f) a person or entity that provides research, development or other technological support or any advisory, consultancy, professional or other services to any member of the Enlarged Group;
   (g) a landlord or tenant (including a sub-tenant) of any member of the Enlarged Group;
   (h) any person approved by the shareholders of the Company; and
   (i) an Associate of any of the foregoing persons

2. The terms "Associates", "Executives", "Invested Entities" and "Subsidiaries" are defined under the circular to Shareholders dated 17 April 2002.



Report of the Directors

Details of the outstanding option shares as at 31 December 2002 which have been granted under the Executive Option Scheme are as follows:

	Date of grant	Tranche	No. of option shares held as at 1 January 2002	No. of option shares granted during the year	No. of option shares exercised during the year	No. of option shares lapsed during the year	Transfer from other category during the year	Transfer to other category during the year	Adjustment made during the year *(Note 4)*	No. of option shares held as at 31 December 2002	Exercise price per option share *(Note 4)* HK$	Exercisable Period
1. Directors												
Mr YE Longfei	1 May 1998	I	100,000	-	-	-	-	-	(3,240)	96,760	8.26	1 May 1999 - 30 April 2008
	1 May 1998	II	100,000	-	-	-	-	-	(3,240)	96,760	8.26	1 May 2000 - 30 April 2008
	1 May 1998	III	100,000	-	-	-	-	-	(3,240)	96,760	8.26	1 May 2001 - 30 April 2008
	15 January 2000	I	200,000	-	-	-	-	-	(6,178)	193,822	8.82	15 January 2001 - 14 January 2010
	15 January 2000	II	200,000	-	-	-	-	-	(6,178)	193,822	8.82	15 January 2002 - 14 January 2010
	15 January 2001	I	350,000	-	-	-	-	-	(10,394)	339,606	8.18	15 January 2002 - 14 January 2011
	15 January 2001	II	350,000	-	-	-	-	-	(10,394)	339,606	8.18	15 January 2003 - 14 January 2011
Mr KUOK Khoon Ho	1 May 1998	I	400,000	-	-	-	-	-	(12,959)	387,041	8.26	1 May 1999 - 30 April 2008
	1 May 1998	II	400,000	-	-	-	-	-	(12,959)	387,041	8.26	1 May 2000 - 30 April 2008
	1 May 1998	III	400,000	-	-	-	-	-	(12,959)	387,041	8.26	1 May 2001 - 30 April 2008
	15 January 2000	I	250,000	-	-	-	-	-	(7,722)	242,278	8.82	15 January 2001 - 14 January 2010
	15 January 2000	II	250,000	-	-	-	-	-	(7,723)	242,277	8.82	15 January 2002 - 14 January 2010
	15 January 2001	I	150,000	-	-	-	-	-	(4,455)	145,545	8.18	15 January 2002 - 14 January 2011
	15 January 2001	II	150,000	-	-	-	-	-	(4,455)	145,545	8.18	15 January 2003 - 14 January 2011
Mr Thaddeus Thomas BECZAK	1 May 1998	I	400,000	-	-	-	-	-	(12,959)	387,041	8.26	1 May 1999 - 30 April 2008
	1 May 1998	II	400,000	-	-	-	-	-	(12,959)	387,041	8.26	1 May 2000 - 30 April 2008
	1 May 1998	III	400,000	-	-	-	-	-	(12,959)	387,041	8.26	1 May 2001 - 30 April 2008
	15 January 2000	I	250,000	-	-	-	-	-	(7,722)	242,278	8.82	15 January 2001 - 14 January 2010
	15 January 2000	II	250,000	-	-	-	-	-	(7,723)	242,277	8.82	15 January 2002 - 14 January 2010
	15 January 2001	I	50,000	-	-	-	-	-	(1,485)	48,515	8.18	15 January 2002 - 14 January 2011
	15 January 2001	II	50,000	-	-	-	-	-	(1,485)	48,515	8.18	15 January 2003 - 14 January 2011
Mr Giovanni ANGELINI	1 May 1998	I	150,000	-	-	-	-	-	(4,859)	145,141	8.26	1 May 1999 - 30 April 2008
	1 May 1998	II	150,000	-	-	-	-	-	(4,859)	145,141	8.26	1 May 2000 - 30 April 2008
	1 May 1998	III	150,000	-	-	-	-	-	(4,861)	145,139	8.26	1 May 2001 - 30 April 2008
	15 January 2000	I	275,000	-	-	-	-	-	(8,495)	266,505	8.82	15 January 2001 - 14 January 2010
	15 January 2000	II	275,000	-	-	-	-	-	(8,495)	266,505	8.82	15 January 2002 - 14 January 2010
	15 January 2001	I	150,000	-	-	-	-	-	(4,455)	145,545	8.18	15 January 2002 - 14 January 2011
	15 January 2001	II	150,000	-	-	-	-	-	(4,455)	145,545	8.18	15 January 2003 - 14 January 2011
Mr John David HAYDEN	1 May 1998	I	400,000	-	-	-	-	-	(12,959)	387,041	8.26	1 May 1999 - 30 April 2008
	1 May 1998	II	400,000	-	-	-	-	-	(12,959)	387,041	8.26	1 May 2000 - 30 April 2008
	1 May 1998	III	400,000	-	-	-	-	-	(12,959)	387,041	8.26	1 May 2001 - 30 April 2008
Mr Tomas Campos ZITA, JR. *(Note 1)*	1 May 1998	I	100,000	-	-	-	-	(100,000)	-	-	8.26	1 May 1999 - 30 April 2008
	1 May 1998	II	100,000	-	-	-	-	(100,000)	-	-	8.26	1 May 2000 - 30 April 2008
	1 May 1998	III	100,000	-	-	-	-	(100,000)	-	-	8.26	1 May 2001 - 30 April 2008
	15 January 2000	I	200,000	-	-	-	-	(200,000)	-	-	8.82	15 January 2001 - 14 January 2010
	15 January 2000	II	200,000	-	-	-	-	(200,000)	-	-	8.82	15 January 2002 - 14 January 2010
	15 January 2001	I	50,000	-	-	-	-	(50,000)	-	-	8.18	15 January 2002 - 14 January 2011
	15 January 2001	II	50,000	-	-	-	-	(50,000)	-	-	8.18	15 January 2003 - 14 January 2011
Mr YOUNG Chun Hui *(Note 2)*	1 May 1998	I	150,000	-	-	-	-	(150,000)	-	-	8.26	1 May 1999 - 30 April 2008
	1 May 1998	II	150,000	-	-	-	-	(150,000)	-	-	8.26	1 May 2000 - 30 April 2008
	1 May 1998	III	150,000	-	-	-	-	(150,000)	-	-	8.26	1 May 2001 - 30 April 2008
	15 January 2000	I	100,000	-	-	-	-	(100,000)	-	-	8.82	15 January 2001 - 14 January 2010
	15 January 2000	II	100,000	-	-	-	-	(100,000)	-	-	8.82	15 January 2002 - 14 January 2010
	15 January 2001	I	50,000	-	-	-	-	(50,000)	-	-	8.18	15 January 2002 - 14 January 2011
	15 January 2001	II	50,000	-	-	-	-	(50,000)	-	-	8.18	15 January 2003 - 14 January 2011



Report of the Directors

	Date of grant	Tranche	No. of option shares held as at 1 January 2002	No. of option shares granted during the year	No. of option shares exercised during the year	No. of option shares lapsed during the year	Transfer from other category during the year	Transfer to other category during the year	Adjustment made during the year (Note 4)	No. of option shares held as at 31 December 2002	Exercise price per option share (Note 4) HK$	Exercisable Period
2. Continuous Contract Employees	1 May 1998	I	1,520,000	-	-	(50,000)	100,000	-	(50,866)	1,519,134	8.26	1 May 1999 - 30 April 2008
	1 May 1998	II	1,520,000	-	-	(50,000)	100,000	-	(50,866)	1,519,134	8.26	1 May 2000 - 30 April 2008
	1 May 1998	III	1,520,000	-	-	(50,000)	100,000	-	(50,870)	1,519,130	8.26	1 May 2001 - 30 April 2008
	15 January 2000	I	2,160,000	-	-	(85,000)	200,000	(50,000)	(68,731)	2,156,269	8.82	15 January 2001 - 14 January 2010
	15 January 2000	II	2,160,000	-	-	(85,000)	200,000	(50,000)	(68,745)	2,156,255	8.82	15 January 2002 - 14 January 2010
	15 January 2001	I	1,530,000	-	-	(50,000)	50,000	(35,000)	(44,389)	1,450,611	8.18	15 January 2002 - 14 January 2011
	15 January 2001	II	1,530,000	-	-	(50,000)	50,000	(35,000)	(44,414)	1,450,586	8.18	15 January 2003 - 14 January 2011
3. Other Participants	1 May 1998	I	1,100,000	-	-	-	150,000	-	(40,497)	1,209,503	8.26	1 May 1999 - 30 April 2008
	1 May 1998	I	50,000	-	-	-	-	-	(1,620)	48,380	8.26	1 May 1999 - 30 November 2003 (Note 3)
	1 May 1998	II	1,100,000	-	-	-	150,000	-	(40,497)	1,209,503	8.26	1 May 2000 - 30 April 2008
	1 May 1998	II	50,000	-	-	-	-	-	(1,620)	48,380	8.26	1 May 2000 - 30 November 2003 (Note 3)
	1 May 1998	III	1,100,000	-	-	-	150,000	-	(40,501)	1,209,499	8.26	1 May 2001 - 30 April 2008
	1 May 1998	III	50,000	-	-	-	-	-	(1,620)	48,380	8.26	1 May 2001 - 30 November 2003 (Note 3)
	15 January 2000	I	745,000	-	-	-	150,000	-	(27,646)	867,354	8.82	15 January 2001 - 14 January 2010
	15 January 2000	II	745,000	-	-	-	150,000	-	(27,651)	867,349	8.82	15 January 2002 - 14 January 2010
	15 January 2001	I	120,000	-	-	-	85,000	-	(6,087)	198,913	8.18	15 January 2002 - 14 January 2011
	15 January 2001	II	120,000	-	-	-	85,000	-	(6,090)	198,910	8.18	15 January 2003 - 14 January 2011
Total:			26,370,000	-	-	(420,000)	1,720,000	(1,720,000)	(815,454)	25,134,546		

Notes:

1. Mr Tomas Campos ZITA, JR. resigned as Director of the Company with effect from 11 March 2002. The options granted to Mr ZITA remain exercisable following his resignation as he is still an executive Director in several of the Company's subsidiaries and therefore, an Executive of the Group. Those options were re-classified to the category of "Continuous Contract Employees" during the year.

2. Mr YOUNG Chun Hui resigned as Director of the Company with effect from 11 March 2002 and resigned from the Group with effect from 1 September 2002. Pursuant to the terms of the Executive Option Scheme, the Board of Directors approved the extension of the exercisable period of the options granted to Mr YOUNG until the respective expiry dates of the option period. These options were re-classified to the category of "Other Participants" during the year.

3. During the year, pursuant to the terms of the Executive Option Scheme, the Board of Directors approved the extension of the exercisable period of these options for another one year up to 30 November 2003.

4. Following the change in the capital structure of the Company arising from the various repurchases of the Company's own shares and the issue of scrip dividend shares on 19 November 2002, adjustments have been made to the number of outstanding option shares granted under the Executive Option Scheme and the exercise prices of such option shares pursuant to the Executive Option Scheme on 30 December 2002. The respective exercise prices have been adjusted from HK$8.00, HK$8.55 and HK$7.94 to HK$8.26, HK$8.82 and HK$8.18 respectively.

5. No options were cancelled under the Executive Option Scheme during the year.



Report of the Directors

Details of the outstanding option shares as at 31 December 2002 which have been granted under the New Option Scheme are as follows:

	Date of grant	Tranche	No. of option shares held as at 1 January 2002	No. of option shares granted during the year	No. of option shares exercised during the year	No. of option shares lapsed during the year	Transfer from other category during the year	Transfer to other category during the year	No. of option shares held as at 31 December 2002	Exercise price per option share HK$	Exercisable Period
1. Directors											
Mr YE Longfei	29 May 2002	I	-	500,000	-	-	-	-	500,000	6.81	29 May 2003 - 28 May 2012
	29 May 2002	II	-	500,000	-	-	-	-	500,000	6.81	29 May 2004 - 28 May 2012
Mr KUOK Khoon Ho	29 May 2002	I	-	500,000	-	-	-	-	500,000	6.81	29 May 2003 - 28 May 2012
	29 May 2002	II	-	500,000	-	-	-	-	500,000	6.81	29 May 2004 - 28 May 2012
Mr Thaddeus Thomas BECZAK	29 May 2002	I	-	75,000	-	-	-	-	75,000	6.81	29 May 2003 - 28 May 2012
	29 May 2002	II	-	75,000	-	-	-	-	75,000	6.81	29 May 2004 - 28 May 2012
Mr Giovanni ANGELINI	29 May 2002	I	-	600,000	-	-	-	-	600,000	6.81	29 May 2003 - 28 May 2012
	29 May 2002	II	-	600,000	-	-	-	-	600,000	6.81	29 May 2004 - 28 May 2012
Mr LUI Man Shing	29 May 2002	I	-	150,000	-	-	-	-	150,000	6.81	29 May 2003 - 28 May 2012
	29 May 2002	II	-	150,000	-	-	-	-	150,000	6.81	29 May 2004 - 28 May 2012
Mr NG Si Fong, Alan (Note 1)	29 May 2002	I	-	-	-	-	60,000	-	60,000	6.81	29 May 2003 - 28 May 2012
	29 May 2002	II	-	-	-	-	60,000	-	60,000	6.81	29 May 2004 - 28 May 2012
Madam KUOK Oon Kwong	29 May 2002	I	-	150,000	-	-	-	-	150,000	6.81	29 May 2003 - 28 May 2012
	29 May 2002	II	-	150,000	-	-	-	-	150,000	6.81	29 May 2004 - 28 May 2012
Mr John David HAYDEN	29 May 2002	I	-	75,000	-	-	-	-	75,000	6.81	29 May 2003 - 28 May 2012
	29 May 2002	II	-	75,000	-	-	-	-	75,000	6.81	29 May 2004 - 28 May 2012
Mr HO Kian Guan	29 May 2002	I	-	75,000	-	-	-	-	75,000	6.81	29 May 2003 - 28 May 2012
	29 May 2002	II	-	75,000	-	-	-	-	75,000	6.81	29 May 2004 - 28 May 2012
Mr LEE Yong Sun	29 May 2002	I	-	75,000	-	-	-	-	75,000	6.81	29 May 2003 - 28 May 2012
	29 May 2002	II	-	75,000	-	-	-	-	75,000	6.81	29 May 2004 - 28 May 2012
Mr Alexander Reid HAMILTON	29 May 2002	I	-	75,000	-	-	-	-	75,000	6.81	29 May 2003 - 28 May 2012
	29 May 2002	II	-	75,000	-	-	-	-	75,000	6.81	29 May 2004 - 28 May 2012
2. Continuous Contract Employees	29 May 2002	I	-	5,600,000	-	(135,000)	-	(60,000)	5,405,000	6.81	29 May 2003 - 28 May 2012
	29 May 2002	II	-	5,600,000	-	(135,000)	-	(60,000)	5,405,000	6.81	29 May 2004 - 28 May 2012
3. Other Participants	29 May 2002	I	-	695,000	-	-	-	-	695,000	6.81	29 May 2003 - 28 May 2012
	29 May 2002	II	-	695,000	-	-	-	-	695,000	6.81	29 May 2004 - 28 May 2012
Total :			-	17,140,000	-	(270,000)	120,000	(120,000)	16,870,000		

Notes:

1. Mr NG Si Fong, Alan was appointed as Director of the Company with effect from 23 August 2002. The options granted to Mr NG on 29 May 2002 were re-classified from the category of "Continuous Contract Employees" to the category of "Directors" during the year.

2. The closing price per share of the Shares trading on the HKSE on 28 May 2002 (i.e. the business day immediately before the grant on 29 May 2002) was HK$6.80.

3. The Directors consider that it is not appropriate to disclose the value of options granted during the year as the market price of the Shares as at 31 December 2002 was below the exercise price of the options granted during the year and any valuation of the share options would be subject to a number of assumptions that would be subjective and uncertain.

4. No options were cancelled under the New Option Scheme during the year.

Subsequent to 31 December 2002, no option shares have lapsed under the two schemes.



DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

As at 31 December 2002, details of options granted under the Executive Option Scheme and the New Option Scheme to the Directors/former Directors of the Company who held office during the year were stated in the previous section headed "Share Options" of this report.

Apart from the aforesaid, at no time during the year was the Company or its subsidiaries a party to any arrangements to enable the Directors or their spouses or children under 18 years of age to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

CONNECTED TRANSACTIONS

During the year and in the normal course of business, the Company and its subsidiaries had various commercial transactions with certain connected persons including member companies of the Kuok Group. The Kuok Group has a controlling interest in the share capital of the Company. These transactions are considered to be connected transactions under the Listing Rules and related party transactions under the Hong Kong Statement of Standard Accounting Practice No. 20 "Related Party Disclosures". Details of these transactions are as follows:

1 **Payment of office expenses**

The Company reimbursed Kerry Trading Co. Limited, a company within the Kuok Group, and Kerry Holdings Limited, a substantial shareholder of the Company, for US$1,202,000 (2001: US$1,170,000) and US$527,000 (2001: US$561,000), respectively on costs reimbursement basis for office premises, administration and related expenses.

2 **Land rental**

(A) Payment of land rental amounting to US$683,000 (2001: US$700,000) to Brown Swallow Development Corporation and Green Mangrove Realty Inc., companies within the Kuok Group, for lease of land where Shangri-La's Mactan Island Resort, Cebu is constructed. Rental payments are computed at a certain percentage of the hotel's rooms, food and beverage and dry goods and service revenues under a contract for 25 years which commenced on 12 March 1990. The percentages are comparable to those paid by another subsidiary of the Company in the Philippines to an independent third party.

(B) Payment of land rental amounting to US$1,035,000 (2001: US$1,002,000) to Edsa Properties Holdings, Inc., an associated company of the Kuok Group, for lease of land where Edsa Shangri-La, Manila is constructed. Rental payments are computed at a certain percentage of the hotel's rooms, food and beverage and dry goods and service revenues under a contract for 25 years which commenced on 28 August 1992. The percentage is comparable to those paid by another subsidiary of the Company in the Philippines to an independent third party.



Report of the Directors

3 Unsecured shareholders' loans and guarantees

The Group provided financial assistance to certain companies in prior years. The balances of these financial assistance as at the respective year end date of 2002 and 2001 are listed below:

(i) *Unsecured shareholders' loans*[1]

	Loan balance	
	2002	2001
	US$'000	*US$'000*
a. Non-wholly owned subsidiaries		
- Harbin Shangri-La Hotel Co., Ltd.[2]	**14,993**	18,843
- Changchun Shangri-La Hotel Co., Ltd.[3]	**24,540**	29,070
- Shenyang Traders Hotel Ltd.[3]	**27,350**	30,350
- Beihai Shangri-La Hotel Ltd.[3]	**23,130**	23,130
- Shangri-La International Hotels (Pacific Place) Limited[4]	**15,600**	15,600
- Traders Yangon Company Limited ("THYN")		
: interest bearing portion[5]	**36,624**	21,862
: non-interest bearing portion	**32,859**	32,859
- Shangri-La Yangon Company Limited		
: interest bearing portion[5]	**1,733**	1,492
: non-interest bearing portion	**23,732**	23,732
- Traders Square Company Limited	**4,160**	4,160
- Central Laundry Pte Ltd ("CLPL")	**86**	569
b. Associated company		
- Cuscaden Properties Pte Ltd ("CPPL")	**30,631**	28,831
c. Investee company		
- PT Saripuri Permai Hotel	**1,640**	1,950



(ii) Guarantees executed in favour of banks for securing bank loans/facilities granted[1&6]

		Amount of guarantees given	
		2002	2001
		US$'000	*US$'000*
a.	Non-wholly owned subsidiaries		
	- THYN	**–**	13,580
	- Wuhan Shangri-La Hotel Co., Ltd.	**3,623**	6,900
b.	Associated companies		
	- CPPL	**3,144**	4,831
	- Beijing Jia Ao Real Estate Development Co., Ltd.	**29,759**	29,759

Notes:

1. Please refer to 2000 annual report for other details of the financial assistance provided. Terms of such financial assistance (except those set out in Notes 2 to 5 below) remain unchanged as at year end of 2002.

2. Under a supplementary agreement, this loan will be non-interest bearing for all the years from 2001 to 2003.

3. The Group has waived all the current year's loan interest of these subsidiaries amounting to US$2,088,000 (2001: US$4,651,000).

4. Under a supplemental agreement, the quarterly instalment repayments of the loan have been deferred commencing from 31 March 2002 and will be resumed on 31 March 2003.

5. Under a supplementary agreement, the loan interest rate has been changed from 5% per annum to 2.5% per annum commencing 1 April 2002.

6. The amount of guarantees disclosed is stated with reference to the utilised bank loans/ facilities balance.

7. Following the completion of the acquisition of the remaining 40% equity interest in Sentosa Beach Resort Pte Ltd ("SEN") on 22 November 2002, SEN is now a wholly owned subsidiary of the Group. Balance of unsecured shareholders' loans granted to SEN by the Group as at 31 December 2001 and 2000 was US$6,499,000 and US$6,920,000, respectively.



Report of the Directors

4 During the year, there were other connected transactions covering fees paid and received which need to be disclosed herein in accordance with the requirements of the waivers granted by the Listing Division of the HKSE.

(A) The Group received hotel management and related services and royalty fees totalling US$1,670,000 (2001: US$1,986,000) from certain companies within the Kuok Group. The fees are charged by the Group at either a fixed amount or a certain percentage of the gross operating revenue/profit of the relevant companies. The terms under these agreements are comparable to other agreements with the Group's subsidiaries and associated companies and with third parties under management contracts.

(B) Payment of insurance premium, godown and transportation rental amounting to US$1,256,000 (2001: US$945,000) to various companies within the Kuok Group (other than a Malaysian company as mentioned in (C) below). The fees are determined with reference to relevant industry practices.

(C) Payment of insurance premium amounting to US$496,000 (2001: US$548,000) by Shangri-La Hotels (Malaysia) Berhad, Malaysia ("SHMB") Group of companies to a Malaysian company within the Kuok Group. The fees are determined with reference to relevant industry practices.

(D) Payment of renovation project services fees and reimbursement of staff cost amounting to US$185,000 (2001: US$239,000) by Shangri-La Hotel Limited, Singapore ("SHL") to a company within the Kuok Group. The project services fees are comparable to those charged by independent project consultants.

(E) Receipt of laundry services fees of US$749,000 and US$477,000 (2001: US$784,000 and US$497,000) by CLPL on normal commercial terms from two companies within the Kuok Group and SEN, respectively.

In accordance with the requirements of the respective waivers, the Directors of the Company confirm that:

(a) In relation to all the items 4(A) to 4(E)

- these transactions were entered into in the ordinary and usual course of business of the Company;

- these transactions were entered into in accordance with the terms of the agreement governing such transactions;

- these transactions were conducted either on normal commercial terms or (where there is no available comparison) on terms that were fair and reasonable so far as the shareholders of the Company were concerned; and

(b) In relation to items 4(C), 4(D) and 4(E)

- the aggregate value of each of such transactions in the financial year was less than HK$10 million or 3% of the book value of the net tangible assets of the Company as disclosed in the latest published audited consolidated accounts, whichever is the higher.



5 During the year, the Group had also completed the following acquisition transactions with certain connected persons:

(a) On 25 January 2002, SHMB completed the acquisition of a further 33,750,000 fully paid ordinary shares of RM1 each representing 25% equity interest in Pantai Dalit Beach Resort Sdn. Bhd. ("PDBR") which owns Shangri-La's Rasa Ria Resort and Dalit Bay Golf and Country Club in Sabah, Malaysia from PPB Group Berhad (a company within the Kuok Group) for a cash consideration of RM28.7 million (equivalent to US$7.5 million). As a result, SHMB's effective equity interest in PDBR has increased from 50% to 75%. The Group's effective equity interest in PDBR has increased from 52.34% to 65.78% considering that SHL, which holds 25% equity interest in PDBR, became a wholly owned subsidiary of the Group on 5 March 2002 and the Group's disposal of 0.75% equity interest in SHMB on 8 April 2002.

(b) On 17 July 2002, a wholly owned subsidiary of SHL completed the acquisition of an aggregate of 33,200,000 fully paid ordinary shares of RM1 each representing 40% equity interest in Tanjong Aru Hotel Sdn. Bhd. which owns Shangri-La's Tanjung Aru Resort, Kota Kinabalu, for a total cash consideration of RM61.4 million (equivalent to US$16.2 million) from Kuok Brothers Sdn. Bhd. and PPB Group Berhad, companies within the Kuok Group.

(c) On 22 November 2002, a wholly owned subsidiary of SHL completed the acquisition of the remaining 12,000,000 fully paid ordinary shares of S$1 each representing 40% equity interest in SEN from its minority shareholder, Mr Prajogo Pangestu, for a total cash consideration of S$14.2 million (equivalent to US$8.2 million).

SUBSTANTIAL INTERESTS IN THE SHARE CAPITAL OF THE COMPANY

As at 31 December 2002, the interests of the substantial shareholders in the shares of the Company as recorded in the register required to be kept under Section 16 of the SDI ordinance were as follows:

Name	Number of ordinary shares
Kerry Group Limited ("KGL")	987,306,500
Kerry Holdings Limited ("KHL")	987,306,500
Caninco Investments Limited ("CIL")	437,597,878
Darmex Holdings Limited ("DHL")	218,425,226

Notes:

1 KHL is a subsidiary of KGL and, accordingly, the shares in which KHL is shown to be interested are also included in the shares in which KGL is shown to be interested.

2 Both CIL and DHL are the subsidiaries of KGL and KHL. Accordingly, the shares in which CIL and DHL are shown to be interested are also included in the shares in which KGL and KHL are shown to be interested.

3 The shares in which KGL and KHL are shown to be interested include those shares held by a subsidiary of Shangri-La Hotel Public Company Limited, Thailand.

Apart from the aforesaid, as at 31 December 2002, the Company had not been notified of any interest amounting to 10% or more of the issued share capital of the Company.



Report of the Directors

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year and up to the date of this report, except as disclosed in note 22 to the accounts, the Company has not redeemed any of its shares, and neither the Company nor any of its subsidiaries has purchased or sold any of the Company's listed securities.

PRE-EMPTIVE RIGHTS

There is no provision for pre-emptive rights under the Company's Bye-Laws or the laws in Bermuda.

SERVICE CONTRACTS

There is no service contract, which is not determinable by the Company within one year without payment of compensation (other than statutory compensation), in respect of any Director proposed for re-election at the forthcoming annual general meeting.

MANAGEMENT CONTRACTS

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

MAJOR CUSTOMERS AND SUPPLIERS

The percentages of the five largest customers combined and the five largest suppliers combined are less than 10% of the Group's total turnover and purchases respectively.

CODE OF BEST PRACTICE

The Company has complied with the Code of Best Practice, as set out in Appendix 14 of the Listing Rules, throughout the year.

REMUNERATION COMMITTEE

A Remuneration Committee of the Board of Directors was set up on 17 October 1997 to review matters relating to the compensation and the incentives proposed for senior management and executive Directors of the Company. The Committee currently comprises five members including the Chairman, two executive Directors and two non-executive Directors, one of them being independent.

AUDIT COMMITTEE

The Company set up an Audit Committee of the Board of Directors on 25 August 1998. The Committee comprises three non-executive Directors, two of them being independent. The Committee acts in accordance with written terms of reference. The current Committee members are Mr Alexander Reid HAMILTON, Mr HO Kian Guan and Mr TOW Heng Tan. The Committee reviewed the Group's 2002 audited accounts before they were tabled for the Board's review and approval.



AUDITORS

The accounts have been audited by PricewaterhouseCoopers who retire and, being eligible, offer themselves for re-appointment.

On behalf of the Board of Directors

YE Longfei
Director

KUOK Khoon Ho
Director

Hong Kong, 21 March 2003



AUDITORS' REPORT



羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor Prince's Building
Central Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888

AUDITORS' REPORT TO THE SHAREHOLDERS OF SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)

We have audited the accounts set out on pages 61 to 119 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of Directors and auditors

The Directors of the Company are responsible for the preparation of accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the accounts give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2002 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 21 March 2003



Consolidated Profit and Loss Account

For the year ended 31 December 2002

	Note	2002 US$'000	2001 US$'000
Turnover	2	**600,521**	599,561
Cost of sales		**(248,752)**	(243,627)
Gross profit		**351,769**	355,934
Other revenues	2	**6,868**	12,125
Marketing expenses		**(26,527)**	(23,216)
Administrative expenses		**(53,535)**	(52,790)
Other operating expenses		**(144,489)**	(163,868)
Operating profit before finance costs	3	**134,086**	128,185
Finance costs	5	**(41,026)**	(64,886)
Operating profit		**93,060**	63,299
Share of results of associated companies	6	**40,629**	35,097
Profit before taxation		**133,689**	98,396
Taxation	7	**(30,367)**	(27,040)
Profit after taxation		**103,322**	71,356
Minority interests		**(10,244)**	(12,563)
Profit attributable to shareholders	8	**93,078**	58,793
Dividends	9	**33,502**	42,465
Basic earnings per share	10(a)	**US4.28 cents**	US2.63 cents
Diluted earnings per share	10(b)	**US4.28 cents**	US2.63 cents



Consolidated Balance Sheet

As at 31 December 2002

	Note	2002 US$'000	2001 US$'000
Non-current assets			
Fixed assets	13	3,605,066	3,577,869
Negative goodwill	14	(212,418)	(223,188)
Associated companies	16	851,899	941,671
Long-term investments	17	1,892	2,762
		4,246,439	4,299,114
Current assets			
Inventories		15,699	15,076
Accounts receivable, prepayments and deposits	18	61,713	53,170
Due from associated companies		89,076	21,989
Due from minority shareholders		15,195	15,900
Other investments	19	37,491	56,380
Cash and bank balances	29(c)	127,261	103,697
		346,435	266,212
Current liabilities			
Accounts payable and accruals	20	131,613	122,233
Due to minority shareholders		4,753	5,472
Taxation		4,905	7,935
Bank loans and overdrafts	21	130,099	619,796
		271,370	755,436
Net current assets/(liabilities)		75,065	(489,224)
Total assets less current liabilities		4,321,504	3,809,890
Financed by:			
Share capital	22	281,788	281,406
Reserves	24	2,153,160	2,192,776
Retained profits	25	443,286	384,230
Proposed final dividend	9, 25	13,972	22,325
Shareholders' funds		2,892,206	2,880,737
Minority interests and loans	27	406,210	412,867
		3,298,416	3,293,604
Non-current liabilities			
Bank loans and other borrowings	21	1,010,869	506,276
Deferred taxation	28	12,219	10,010
		4,321,504	3,809,890

YE Longfei
Director

KUOK Khoon Ho
Director



Balance Sheet

As at 31 December 2002

	Note	2002 US$'000	2001 US$'000
Non-current assets			
Fixed assets	13(d)	16	29
Subsidiaries	15	2,218,287	2,232,166
		2,218,303	2,232,195
Current assets			
Dividend receivable, prepayments and deposits		155,599	138,752
Cash and bank balances		8,437	12,009
		164,036	150,761
Current liabilities			
Accounts payable and accruals		2,401	2,163
Net current assets		161,635	148,598
Total assets less current liabilities		2,379,938	2,380,793
Financed by:			
Share capital	22	281,788	281,406
Reserves	24	2,066,873	2,065,397
Retained profits	25	17,305	11,665
Proposed final dividend	9, 25	13,972	22,325
Shareholders' funds		2,379,938	2,380,793

YE Longfei
Director

KUOK Khoon Ho
Director



Consolidated Cash Flow Statement

For the year ended 31 December 2002

	Note	2002 US$'000	2001 US$'000
Net cash generated from operations	29(a)	**189,909**	185,926
Interest paid		**(42,114)**	(64,170)
Hong Kong profits tax paid		**(7,106)**	(9,428)
Overseas tax paid		**(15,387)**	(13,304)
Net cash generated from operating activities		**125,302**	99,024
Cash flows from investing activities			
Purchase of fixed assets		**(19,964)**	(37,469)
Expenditure on properties under development		**(64,756)**	(47,494)
Proceeds from sale of fixed assets		**629**	1,744
Purchase of additional interests in subsidiaries		**(15,696)**	(209)
Purchase of interest in an associated company		**(16,103)**	-
Payment to minority shareholders due to capital reduction of a subsidiary		**(3,064)**	-
Purchase of other investments		**-**	(3,262)
Proceeds from disposal of partial interest in a subsidiary		**868**	-
Net decrease/(increase) in loans to associated companies		**6,797**	(316)
Proceeds from disposal of other investments		**13,412**	12,861
Repayment of loans from an investee company		**554**	-
Interest received		**3,549**	7,353
Dividends received from associated companies		**31,079**	319
Dividends received from other investments		**1,449**	3,537
Net cash used in investing activities		**(61,246)**	(62,936)
Net cash generated before financing		**64,056**	36,088
Cash flows from financing activities			
Dividends paid		**(39,160)**	(43,178)
Dividends paid to minority shareholders		**(7,182)**	(10,180)
Repurchase of shares	29(b)	**(1,052)**	(2,163)
Net decrease in loans from minority shareholders	29(b)	**(587)**	(1,877)
Repayment of bank loans	29(b)	**(978,098)**	(418,896)
Bank loans raised	29(b)	**985,354**	368,926
Net cash used in financing activities		**(40,725)**	(107,368)
Increase/(decrease) in cash and cash equivalents		**23,331**	(71,280)
Cash and cash equivalents at 1 January		**103,392**	174,672
Cash and cash equivalents at 31 December	29(c)	**126,723**	103,392



Consolidated Statement of Changes in Equity

For the year ended 31 December 2002

	Share capital	Share premium	Capital redemption reserve	Hotel properties revaluation reserve	Share of revaluation reserves in associated companies: Hotel properties	Share of revaluation reserves in associated companies: Investment properties	Exchange fluctuation reserve	Capital reserve	Other reserve	Contributed surplus	Retained profits	Total
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
At 1 January 2002	281,406	530,725	10,441	563,947	95,797	182,197	(182,119)	601,490	557	389,741	406,555	2,880,737
Deficit on valuation	-	-	-	(27,060)	(28,846)	(6,437)	-	-	-	-	-	(62,343)
Reserve transfer to retained profits on disposal of partial interest in a subsidiary	-	-	-	(205)	-	-	-	-	-	-	205	-
Exchange differences	-	-	-	-	-	-	20,983	-	-	-	-	20,983
Other movements	-	-	-	-	-	-	-	-	500	-	(500)	-
Net gains/(losses) not recognised in the profit and loss account	-	-	-	(27,265)	(28,846)	(6,437)	20,983	-	500	-	(295)	(41,360)
Profit for the year	-	-	-	-	-	-	-	-	-	-	93,078	93,078
2001 final dividend paid	-	-	-	-	-	-	-	-	-	-	(22,325)	(22,325)
2002 interim dividend paid	-	-	-	-	-	-	-	-	-	-	(19,530)	(19,530)
Reserve realised on disposal of partial interest in a subsidiary	-	-	-	-	-	(27)	-	-	-	-	-	(27)
Arising from issue of scrip dividend *(note 22(a))*	607	2,087	-	-	-	-	-	-	-	-	-	2,694
Arising from repurchase of shares *(note 22(c))*	(225)	(836)	225	-	-	-	-	-	-	-	(225)	(1,061)
At 31 December 2002	**281,788**	**531,976**	**10,666**	**536,682**	**66,951**	**175,733**	**(161,136)**	**601,490**	**1,057**	**389,741**	**457,258**	**2,892,206**
At 1 January 2001	286,270	583,181	1,429	613,556	98,158	175,646	(153,654)	601,490	459	359,424	400,050	2,966,009
(Deficit)/surplus on valuation	-	-	-	(49,609)	(2,361)	6,551	-	-	-	-	-	(45,419)
Exchange differences	-	-	-	-	-	-	(28,465)	-	-	-	-	(28,465)
Other movements	-	-	-	-	-	-	-	-	98	-	(98)	-
Net gains/(losses) not recognised in the profit and loss account	-	-	-	(49,609)	(2,361)	6,551	(28,465)	-	98	-	(98)	(73,884)
Profit for the year	-	-	-	-	-	-	-	-	-	-	58,793	58,793
2000 final dividend paid	-	-	-	-	-	-	-	-	-	-	(23,038)	(23,038)
2001 interim dividend paid	-	-	-	-	-	-	-	-	-	-	(20,140)	(20,140)
Arising from issue of shares (note 22(b))	4,148	-	-	-	-	-	-	-	-	30,317	-	34,465
Arising from repurchase of shares *(note 22(c))*	(9,012)	(52,456)	9,012	-	-	-	-	-	-	-	(9,012)	(61,468)
At 31 December 2001	281,406	530,725	10,441	563,947	95,797	182,197	(182,119)	601,490	557	389,741	406,555	2,880,737



Notes to the Accounts

For the year ended 31 December 2002

1 PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these consolidated accounts are set out below:

(a) Basis of preparation

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants ("HKSA"). They have been prepared under the historical cost convention except that, as disclosed in the accounting policies below, certain property, plant and equipment, investment properties and investments in securities are stated at fair value.

In the current year, the Group adopted the following Statements of Standard Accounting Practice ("SSAPs") issued by the HKSA which are effective for accounting periods commencing on or after 1 January 2002:

SSAP 1 (revised)	:	Presentation of financial statements
SSAP 11 (revised)	:	Foreign currency translation
SSAP 15 (revised)	:	Cash flow statements
SSAP 34	:	Employee benefits

These new or revised SSAPs do not have material impact to the accounting policies and financial results of the Group except that certain comparative figures have been reclassified to conform with the new disclosure requirements.

(b) Group accounting

(i) Consolidation

The consolidated accounts include the accounts of the Company and its subsidiaries made up to 31 December. Subsidiaries are those entities in which the Company, directly or indirectly, controls the composition of the board of directors, controls more than half of the voting power or holds more than half of the issued share capital, or by way of having the power to govern the financial and operating policies so that the Group obtains benefits from these activities.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group's share of its net assets together with any unamortised goodwill or negative goodwill and the related accumulated foreign currency exchange fluctuation reserve.



1 PRINCIPAL ACCOUNTING POLICIES (Continued)

(b) Group accounting (Continued)

(i) Consolidation (Continued)

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

In the Company's balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(ii) Associated companies

An associated company is a company, not being a subsidiary, in which an equity interest is held for the long-term and significant influence is exercised in its management.

The consolidated profit and loss account includes the Group's share of the results of associated companies for the year, and the consolidated balance sheet includes the Group's share of the net assets of the associated companies.

In the Company's balance sheet the investments in associated companies are stated at cost less provision for impairment losses. The results of associated companies are accounted for by the Company on the basis of dividends received and receivable.

(c) Revenue recognition

(i) Hotel revenue from rooms rental, food and beverage sales and other ancillary services is recognised when the services are rendered.

(ii) Revenue in respect of hotel management and related services is recognised when the services are rendered.

(iii) Rental revenue from properties is recognised on a straight line basis over the periods of the respective leases.

(iv) Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

(v) Dividend income from other investments is recognised when the right to receive payment is established.



Notes to the Accounts

For the year ended 31 December 2002

1 PRINCIPAL ACCOUNTING POLICIES (Continued)

(d) Deferred taxation

Deferred taxation is accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset is expected to be payable or recoverable in the foreseeable future.

(e) Fixed assets

(i) Hotel properties

Hotel properties are interests in land and buildings and their integral fixed plant, and are stated at valuations in the balance sheet except for newly opened hotels which have not completed two full years of operation and are stated at cost. Independent valuations are performed at intervals not exceeding three years on an open market for existing use basis as fully operational business units. In the intervening years the Directors review the carrying value of each property and independent valuation is performed where there are indications of a material change. Changes in the value of hotel properties are dealt with as movements in the hotel properties revaluation reserve. If the total of this reserve is insufficient to cover a deficit on an individual basis, the excess of the deficit is charged to the profit and loss account. No depreciation is provided on hotel properties held on leases (including land use rights) of more than 20 years. It is the Group's practice to maintain the properties in a continual state of sound repair and maintenance, and accordingly the Directors consider that depreciation is not necessary due to their high residual values. The related maintenance expenditure is dealt with in the profit and loss account in the year of expenditure.

Hotel properties held on leases (including land use rights) of which the unexpired term is 20 years or less are depreciated on the straight line basis over the unexpired period of the leases.

(ii) Investment properties

Investment properties are interests in land and buildings in respect of which construction work and development have been completed, and which are held for their long-term investment potential, any rental income being negotiated at arm's length. Investment properties are stated at annual professional valuations at the balance sheet date. Changes in the value of investment properties are dealt with as movements in the investment properties revaluation reserve. If the total of this reserve is insufficient to cover a deficit on a portfolio basis, the excess of the deficit is charged to the profit and loss account. Investment properties are not depreciated except where the unexpired term of the lease is 20 years or less, in which case depreciation is provided on the straight line basis over the unexpired period of the leases.



1 PRINCIPAL ACCOUNTING POLICIES (Continued)

(e) Fixed assets (Continued)

(ii) Investment properties (Continued)

The gain or loss on disposal of an investment property, representing the difference between the net sales proceeds and the carrying amount of the relevant asset together with any revaluation reserve balance remaining attributable to the relevant asset, is recognised in the profit and loss account.

(iii) Properties under development

Properties under development are investments in land and buildings under construction. These properties are stated at cost, which comprises land costs, fees for land use rights and development costs including attributable interest and professional charges capitalised during the development period less any accumulated impairment losses. No depreciation is provided on properties under development.

(iv) Other tangible fixed assets

Other tangible fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses. Depreciation of other tangible fixed assets is calculated to write off their cost, less accumulated impairment losses and residual value, on the straight line basis over their expected useful lives to the Group. The principal annual rates used for this purpose are:

Other land and buildings	2.5%
Furniture, fixtures and equipment	10% to 33$^{1}/_{3}$%
Motor vehicles	25%
Plant and machinery	5% to 10%

(v) Gain or loss on disposal of fixed assets

The gain or loss on disposal of a fixed asset other than investment properties is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss account. Any revaluation reserve balance remaining attributable to the relevant asset is transferred to retained profits and is shown as a movement in reserves.

(vi) Cost of restoring and improving other tangible fixed assets

Major costs incurred in restoring other tangible fixed assets to their normal working condition are charged to the profit and loss account. Improvements are capitalised and depreciated over their expected useful lives to the Group.



Notes to the Accounts

For the year ended 31 December 2002

1 PRINCIPAL ACCOUNTING POLICIES (Continued)

(e) Fixed assets (Continued)

(vii) Impairment

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that assets included in properties under development, other properties and other fixed assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account except where the asset is carried at valuation and the impairment loss does not exceed the revaluation surplus for that same asset, in which case it is treated as a revaluation decrease.

(f) Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payment made under operating leases net of any incentives received from the leasing company are charged to profit and loss on a straight-line basis over the lease periods.

(g) Intangibles

(i) Goodwill/Negative goodwill

Goodwill/Negative goodwill represents the excess/deficit of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary or associated company at the date of acquisition.

Goodwill on acquisitions is included in intangible assets and is amortised using the straight-line method over its estimated useful life of 15 years from date of acquisition, while the negative goodwill is presented in the same balance sheet classification as goodwill. To the extent that negative goodwill relates to expectations of future losses and expenses that are identified in the Group's plan for the acquisition and can be measured reliably, but which do not represent identifiable liabilities at the date of acquisition, that portion of negative goodwill is recognised in the income statement when the future losses and expenses are recognised. Any remaining negative goodwill, not exceeding the fair values of the non-monetary assets acquired, is recognised in the income statement over the remaining weighted average useful life, which is 15 years, of those assets; negative goodwill in excess of the fair values of those non-monetary assets is recognised in the profit and loss account immediately.

(ii) Impairment of intangible assets

Where an indication of impairment exists, the carrying amount of any intangible asset is assessed and written down immediately to its recoverable amount.



1 **PRINCIPAL ACCOUNTING POLICIES (Continued)**

(h) Inventories

Inventories are stated at the lower of cost and net realisable value. Cost, being cost of purchase, is determined on a weighted average basis.

Net realisable value is the price at which inventories can be sold or realised in the normal course of business after allowing for the costs of realisation.

(i) Investments in securities

(i) Long-term investments

Long-term investments are stated at cost less any provision for impairment losses.

The carrying amounts of individual investments are reviewed at each balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amount of such securities is reduced to its fair value. The impairment loss is recognised as an expense in the profit and loss account.

This impairment loss is written back to profit and loss account when the circumstances and events that led to the write-downs or write-offs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

(ii) Other investments

Trading securities are carried at fair value. At each balance sheet date, the net unrealised gains or losses arising from the changes in fair value of other investments are recognised in the profit and loss account. Profits or losses on disposal of other investments, representing the difference between the net sales proceeds and the carrying amounts, are recognised in the profit and loss account as they arise.

Held-to-maturity securities are stated in the balance sheet at cost. The discount or premium is amortised over the period to maturity and included as interest income/expense in the profit and loss account. Provision is made when there is a diminution in value other than temporary.

(j) Accounts receivable

Provision is made against accounts receivable to the extent they are considered to be doubtful. Accounts receivable in the balance sheet are stated net of such provision.



Notes to the Accounts

For the year ended 31 December 2002

1 PRINCIPAL ACCOUNTING POLICIES (Continued)

(k) Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. For the purposes of the cash flow statement, cash and cash equivalents comprise cash on hand, deposits held at call with banks, cash investments with a maturity of three months or less from date of investment and bank overdrafts.

(l) Pre-operating expenditure

Pre-operating expenditure is charged to profit and loss account in the year in which it is incurred.

(m) Contingent liabilities

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that outflow is probable, they will then be recognised as a provision.

(n) Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset. All other borrowing costs are charged to the profit and loss account in the year in which they are incurred.

(o) Employee benefits

(i) Employee leave entitlements

Employee entitlements to annual leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave and maternity or paternity leave are not recognised until the time of leave.

1 **PRINCIPAL ACCOUNTING POLICIES (Continued)**

(o) **Employee benefits (Continued)**

(ii) Pension obligations

The Group operates a number of defined benefit and defined contribution plans, most of the assets of which are generally held in separate trustee administered funds. The pension plans are generally funded by payments from employees and by the relevant Group companies, taking account of the recommendations of independent qualified actuaries for defined benefit plans.

The Group's contributions to the defined contribution retirement scheme are expensed as incurred and are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions.

For defined benefit plans, pension costs are assessed using the project unit credit method: the cost of providing pensions is charged to the profit and loss account so as to spread the regular cost over the service lives of employees in accordance with the advice of the actuaries who carry out a full valuation of the plans every 3 years. The pension obligation is measured as the present value of the estimated future cash outflows. Actuarial gains and losses arising from funded plans are recognised over the average remaining service lives of employees. Past service costs are recognised as an expense on a straight-line basis over the average period until the benefits become vested.

The Group's contributions to defined benefits pension plans are charged to the profit and loss account in the period to which the contributions relate.

(p) **Segment reporting**

In accordance with the Group's internal financial reporting the Group has determined that geographical segment be presented as the primary reporting format and business segment as the secondary reporting format.

Unallocated costs represent corporate expenses. Segment assets consist primarily of fixed assets, inventories, receivables and operating cash, and mainly exclude negative goodwill, investments in securities and properties under development. Segment liabilities comprise operating liabilities and exclude items such as taxation and all borrowings. Capital expenditure comprises additions to fixed assets.

In respect of geographical segment reporting, sales are based on the country in which the asset is located. Total assets and capital expenditure are where the assets are located.



Notes to the Accounts

For the year ended 31 December 2002

1 PRINCIPAL ACCOUNTING POLICIES (Continued)

(q) **Provisions**

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of an amount can be made.

(r) **Translation of foreign currencies**

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the profit and loss account.

The balance sheet of subsidiaries and associated companies expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the profit and loss account is translated at an average rate. Exchange differences are dealt with as a movement in reserves.

2 TURNOVER, REVENUE AND SEGMENT INFORMATION

The Group owns and operates hotels and associated properties and provides hotel management and related services. Revenues recognised during the year are as follows:

	Group	
	2002	2001
	US$'000	*US$'000*
Turnover		
Hotel operation:		
Room rentals	**289,119**	288,849
Food and beverage sales	**239,046**	235,886
Rendering of ancillary services	**48,245**	49,812
Hotel management and related service fees	**9,180**	8,809
Property rentals	**14,931**	16,205
	600,521	599,561
Other revenues		
Interest income	**3,549**	7,353
Dividend income	**1,757**	3,537
Other income	**1,562**	1,235
	6,868	12,125
Total revenues	**607,389**	611,686



2 **TURNOVER, REVENUE AND SEGMENT INFORMATION (Continued)**

Primary reporting format – geographical segments

The Group is managed on a worldwide basis in six main geographical areas:

Hong Kong	– hotel ownership, operation and management
Mainland China	– hotel ownership, operation and management
	– ownership and leasing of office, commercial and serviced apartments
Philippines	– hotel ownership, operation and management
Singapore	– hotel ownership, operation and management
	– ownership and leasing of office, commercial and serviced apartments
Thailand	– hotel ownership, operation and management
	– ownership and leasing of office and commercial
Malaysia	– hotel ownership, operation and management, golf club ownership and operation
	– ownership and leasing of office, commercial and serviced apartments
Other countries	– hotel ownership, operation and management

Secondary reporting format – business segments

The Group is organised on a worldwide basis into three main business segments:

Hotel operation	– ownership and operation of hotel business
Hotel management	– provision of hotel management and related services
Property rentals	– ownership and leasing of office, commercial and serviced apartments



Notes to the Accounts

For the year ended 31 December 2002

2 TURNOVER, REVENUE AND SEGMENT INFORMATION (Continued)

Primary reporting format – geographical segments

	Hong Kong 2002 US$'000	The People's Republic of China Mainland China 2002 US$'000	Philippines 2002 US$'000	Singapore 2002 US$'000	Thailand 2002 US$'000	Malaysia 2002 US$'000	Other 2002 US$'000	Elimination 2002 US$'000	Group 2002 US$'000
Turnover									
External sales	137,740	179,197	72,631	87,101	34,132	62,310	27,410	-	600,521
Inter-segment sales	4,059	7,835	4,119	2,226	1,945	1,886	728	(22,798)	-
Total	141,799	187,032	76,750	89,327	36,077	64,196	28,138	(22,798)	600,521
Result									
Segment results	15,999	58,654	18,450	34,107	13,211	6,271	4,955	-	151,647
Interest income									3,549
Dividend income									1,757
Net realised gains on other investments									1,063
Net unrealised losses on other investments									(6,848)
Provision for impairment losses on properties under development	-	(13,276)	-	-	-	-	-	-	(13,276)
Provision for impairment losses on long-term investments	-	-	-	-	(35)	-	-	-	(35)
Unallocated corporate expenses									(5,873)
Amortisation of negative goodwill									16,490
Deficit on valuation of hotel and investment properties	-	(3,417)	-	(10,183)	-	-	-	-	(13,600)
Loss on disposal of partial interest in a subsidiary									(788)
Operating profit before finance costs									134,086
Finance costs									(41,026)
Operating profit									93,060
Share of results of associated companies	-	36,365	-	2,331	-	805	1,128	-	40,629
Taxation									(30,367)
Minority interests									(10,244)
Profit attributable to shareholders									93,078



Notes to the Accounts

For the year ended 31 December 2002

2 TURNOVER, REVENUE AND SEGMENT INFORMATION (Continued)

Primary reporting format – geographical segments (Continued)

	Hong Kong 2002 US$'000	The People's Republic of China Mainland China 2002 US$'000	Philippines 2002 US$'000	Singapore 2002 US$'000	Thailand 2002 US$'000	Malaysia 2002 US$'000	Other 2002 US$'000	Elimination 2002 US$'000	Group 2002 US$'000
Segment assets	729,306	1,042,999	544,078	607,811	163,921	384,138	128,589	(4,561)	3,596,281
Investments in associated companies	-	733,763	-	60,682	-	32,988	24,466	-	851,899
Unallocated assets									357,112
Negative goodwill									(212,418)
Total assets									4,592,874
Segment liabilities	(39,398)	(30,730)	(14,304)	(15,873)	(7,440)	(16,498)	(11,582)	4,561	(131,264)
Unallocated liabilities									(1,251,528)
Total liabilities									(1,382,792)
Capital expenditure	13,141	37,719	9,929	421	9,801	19,627	2,119	-	92,757
Depreciation	(6,026)	(15,749)	(3,528)	2,364	(2,677)	(4,609)	(4,223)	-	(34,448)
Amortisation of negative goodwill									16,490
Provision for impairment losses	-	(13,276)	-	-	(35)	-	-	-	(13,311)



Notes to the Accounts

For the year ended 31 December 2002

2 TURNOVER, REVENUE AND SEGMENT INFORMATION (Continued)

Primary reporting format – geographical segments (Continued)

	Hong Kong	The People's Republic of China Mainland China	Philippines	Singapore	Thailand	Malaysia	Other	Elimination	Group
	2001	2001	2001	2001	2001	2001	2001	2001	2001
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
Turnover									
External sales	141,178	172,220	74,617	90,292	32,245	67,056	21,953	-	599,561
Inter-segment sales	4,304	8,240	3,826	2,249	1,612	1,916	505	(22,652)	-
Total	145,482	180,460	78,443	92,541	33,857	68,972	22,458	(22,652)	599,561
Result									
Segment results	18,456	49,610	21,478	27,582	13,741	10,413	4,363	-	145,643
Interest income									7,353
Dividend income									3,537
Net realised losses on other investments									(10,132)
Net unrealised losses on other investments									(14,439)
Provision for impairment losses on properties under development	-	(6,000)	-	-	-	-	-	-	(6,000)
Provision for impairment losses on long-term investments	-	-	-	-	(67)	-	-	-	(67)
Unallocated corporate expenses									(5,097)
Amortisation of negative goodwill									16,706
(Deficit)/surplus on valuation of hotel and investment properties	-	(8,022)	-	(2,191)	-	-	894	-	(9,319)
Operating profit before finance costs									128,185
Finance costs									(64,886)
Operating profit									63,299
Share of results of associated companies	-	40,600	-	2,094	-	472	(8,069)	-	35,097
Taxation									(27,040)
Minority interests									(12,563)
Profit attributable to shareholders									58,793



Notes to the Accounts

For the year ended 31 December 2002

2 TURNOVER, REVENUE AND SEGMENT INFORMATION (Continued)

Primary reporting format – geographical segments (Continued)

	Hong Kong 2001 US$'000	The People's Republic of China Mainland China 2001 US$'000	Philippines 2001 US$'000	Singapore 2001 US$'000	Thailand 2001 US$'000	Malaysia 2001 US$'000	Other 2001 US$'000	Elimination 2001 US$'000	Group 2001 US$'000
Segment assets	752,532	1,045,279	553,659	585,524	143,165	373,066	127,514	(5,296)	3,575,443
Investments in associated companies	-	850,530	-	53,981	-	13,281	23,879	-	941,671
Unallocated assets									271,400
Negative goodwill									(223,188)
Total assets									4,565,326
Segment liabilities	(31,429)	(33,507)	(12,615)	(19,434)	(6,471)	(14,945)	(9,942)	5,296	(123,047)
Unallocated liabilities									(1,237,437)
Total liabilities									(1,360,484)
Capital expenditure	8,006	29,519	15,119	14,987	4,282	8,124	4,960	-	84,997
Depreciation	(7,279)	(21,296)	(3,150)	(8,665)	(2,768)	(4,648)	(1,965)	-	(49,771)
Amortisation of negative goodwill									16,706
Provision for impairment losses	-	(6,000)	-	-	(67)	-	-	-	(6,067)



Notes to the Accounts

For the year ended 31 December 2002

2 TURNOVER, REVENUE AND SEGMENT INFORMATION (Continued)

Secondary reporting format – business segments

	Turnover 2002 US$'000	Segment results 2002 US$'000	Total assets 2002 US$'000	Capital expenditure 2002 US$'000
Hotel operation	576,410	138,347	3,271,966	67,979
Hotel management	31,978	8,331	18,412	302
Property rentals	14,931	4,969	310,464	791
Elimination	(22,798)	–	(4,561)	–
	600,521	151,647	3,596,281	69,072
Investments in associated companies			851,899	–
Unallocated assets			357,112	23,685
Negative goodwill			(212,418)	–
Total			4,592,874	92,757
	2001 US$'000	2001 US$'000	2001 US$'000	2001 US$'000
Hotel operation	574,548	131,802	3,251,723	61,286
Hotel management	31,460	7,668	16,929	324
Property rentals	16,205	6,173	312,087	809
Elimination	(22,652)	–	(5,296)	–
	599,561	145,643	3,575,443	62,419
Investments in associated companies			941,671	–
Unallocated assets			271,400	22,578
Negative goodwill			(223,188)	–
Total			4,565,326	84,997

3 OPERATING PROFIT BEFORE FINANCE COSTS

	Group	
	2002	2001
	US$'000	*US$'000*
Operating profit before finance costs is stated after crediting and charging:		
Crediting		
Dividend income from other investments	**1,757**	3,537
Amortisation of negative goodwill	**16,490**	16,706
Net realised gains on other investments	**1,063**	-
Charging		
Depreciation of fixed assets (net of amount capitalised of US$45,000 (2001: US$34,000))	**34,403**	49,737
Cost of inventories sold or consumed in operation	**73,655**	72,038
Auditors' remuneration	**623**	509
Deficit on valuation of hotel and investment properties	**13,600**	9,319
Operating lease rental in respect of land and buildings	**8,982**	10,167
Staff costs excluding emoluments of directors *(note 4)*	**168,620**	164,819
Net realised losses on other investments	**-**	10,132
Net unrealised losses on other investments	**6,848**	14,439
Provision for impairment losses on long-term investments	**35**	67
Provision for impairment losses on properties under development	**13,276**	6,000
Loss on disposals of fixed assets	**2,280**	2,748
Discarding of fixed assets due to properties renovations	**2,969**	1,056
Loss on disposal of partial interest in a subsidiary including the realisation of investment properties revaluation reserve and unamortised negative goodwill derecognised on disposal	**788**	-

4 STAFF COSTS

	Group	
	2002	2001
	US$'000	*US$'000*
Wages and salaries (including unutilised annual leave)	**130,417**	126,560
Pension costs	**10,141**	10,547
Other welfare	**28,062**	27,712
	168,620	164,819



Notes to the Accounts

For the year ended 31 December 2002

5 FINANCE COSTS

	Group	
	2002	2001
	US$'000	*US$'000*
Exchange differences	**(1,088)**	716
Interest on bank loans and overdrafts	**42,902**	63,418
Interest on other borrowings wholly repayable within five years	**269**	16
	43,171	63,434
Less: amounts capitalised	**(1,667)**	-
	41,504	63,434
Interest on loans from minority interests with no fixed repayment term	**610**	736
Total charged to the profit and loss account	**41,026**	64,886

6 SHARE OF RESULTS OF ASSOCIATED COMPANIES

	Group	
	2002	2001
	US$'000	*US$'000*
Share of results of associated companies is stated after charging:		
Provision for deficit on valuation of hotel and investment properties	**-**	9,355



7 TAXATION

	Group	
	2002	2001
	US$'000	*US$'000*
Hong Kong profits tax		
- Provision for the year	**4,817**	5,983
- Deferred *(note 28(c))*	**650**	(261)
Taxation outside Hong Kong		
- Provision for the year	**14,512**	11,343
- Deferred *(note 28(c))*	**946**	2,647
Share of taxation attributable to associated companies	**9,442**	7,328
	30,367	27,040

(a) Hong Kong profits tax is provided at a rate of 16% (2001: 16%) on the estimated assessable profits of group companies operating in Hong Kong.

(b) Taxation outside Hong Kong includes withholding tax paid on dividends from a subsidiary and tax provided at the prevailing rates on the estimated assessable profits of group companies operating outside Hong Kong.

(c) Taxation attributable to associated companies represents share of overseas tax provided at the prevailing rates on the estimated assessable profits.

8 PROFIT ATTRIBUTABLE TO SHAREHOLDERS

The profit attributable to shareholders is dealt with in the accounts of the Company to the extent of US$39,367,000 (2001: US$73,305,000).

9 DIVIDENDS

	Group	
	2002	2001
	US$'000	*US$'000*
Interim - HK7 cents (2001: HK7 cents) per ordinary share *(note (a))*	**19,530**	20,140
Proposed final - HK5 cents (2001: HK8 cents) per ordinary share *(note (b))*	**13,972**	22,325
	33,502	42,465



Notes to the Accounts

For the year ended 31 December 2002

9 DIVIDENDS (Continued)

Notes:

(a) Amounts shown in respect of the interim dividend for the year ended 31 December 2002 reflected the cash dividend of HK7 cents (2001: HK7 cents) per ordinary share. A scrip dividend alternative to the 2002 interim dividend was also offered, with the result that only US$16,835,000 (2001: US$20,140,000) of the 2002 interim dividend was paid in cash.

(b) At a meeting held on 21 March 2003, the directors recommended a final dividend of HK5 cents per ordinary share. A scrip dividend alternative was also offered. This proposed dividend is not reflected as a dividend payable in these accounts, but will be reflected as an appropriation of retained earnings for the year ending 31 December 2003.

10 EARNINGS PER SHARE

(a) Basic earnings per share of US4.28 cents (2001: US2.63 cents) is calculated based on profit attributable to shareholders of US$93,078,000 (2001: US$58,793,000) and the weighted average number of 2,176,761,192 shares (2001: 2,236,166,337 shares) in issue during the year.

(b) Diluted earnings per share is same as the basic earnings per share as there is no dilution effect arising from the share options *(note 23)* granted by the Company.

11 EMOLUMENTS OF DIRECTORS AND HIGHEST PAID INDIVIDUALS

(a) Directors

The aggregate amounts of the Directors' emoluments pursuant to the disclosure requirements under Sections 161 and 161A of the Hong Kong Companies Ordinance are as follows:

	Group	
	2002	2001
	US$'000	*US$'000*
As directors	**147**	179
For management		
– basic salaries, housing allowances, other allowances and other benefits in kind	**2,248**	3,497
Discretionary bonus	**553**	518
Directors' pensions	**68**	124
	3,016	4,318

Apart from the aforesaid, during the years ended 31 December 2002 and 2001, no other emoluments have been paid.



Notes to the Accounts

For the year ended 31 December 2002

11 EMOLUMENTS OF DIRECTORS AND HIGHEST PAID INDIVIDUALS (Continued)

(a) Directors (Continued)

The number of Directors whose emoluments fell within the following bands is:

	Number of directors			
	Executive		Non-executive	
	2002	2001	**2002**	2001
HK$ nil - HK$1,000,000	**3**	–	**7**	6
HK$1,500,000 - HK$2,000,000	**–**	–	**–**	1
HK$2,000,001 - HK$2,500,000	**2**	–	**–**	–
HK$2,500,001 - HK$3,000,000	**–**	1	**–**	–
HK$3,000,001 - HK$3,500,000	**1**	2	**–**	–
HK$4,000,001 - HK$4,500,000	**–**	1	**–**	–
HK$4,500,001 - HK$5,000,000	**1**	1	**–**	–
HK$5,000,001 - HK$5,500,000	**–**	1	**–**	–
HK$6,500,001 - HK$7,000,000	**1**	–	**–**	–
HK$7,000,001 - HK$7,500,000	**–**	1	**–**	–

Total emoluments payable to the independent non-executive Directors amounted to US$57,692 (2001: US$69,752).

No Directors have waived emoluments for the years ended 31 December 2002 and 2001.

During the year, 4,550,000 options were granted to the Directors under a new share option scheme (the "New Option Scheme") approved by the shareholders at the Special General Meeting on 24 May 2002. Details of the options granted and exercised during the year are stated on the section headed "Share Options" in the Report of the Directors.



11 EMOLUMENTS OF DIRECTORS AND HIGHEST PAID INDIVIDUALS (Continued)

(b) Highest paid individuals

The five individuals whose emoluments were the highest in the Group for the year include three (2001: four) Directors whose emoluments have been reflected in the analysis presented above. The total emoluments payable to the five highest paid individuals during the year are as follows:

	Group	
	2002	2001
	US$'000	*US$'000*
For management		
– basic salaries, housing allowances, other allowances and other benefits in kind	**2,217**	2,804
Discretionary bonus	**449**	348
Pensions	**97**	113
	2,763	3,265

The emoluments of the individuals who are not Directors fell within the following bands:

	Number of individuals	
	2002	2001
HK$3,000,001 – HK$3,500,000	**1**	–
HK$3,500,001 – HK$4,000,000	**–**	1
HK$4,000,001 – HK$4,500,000	**1**	–

12 PENSION SCHEME ARRANGEMENTS

The Group operates and participates in a number of pension and retirement schemes of both the defined contribution and defined benefit types. Principal schemes are as follows:

(a) The defined contribution schemes (including the Mandatory Provident Fund ("MPF") in Hong Kong) participated by the Group, other than those in the PRC, Singapore and Malaysia, require employers to contribute 5% to 10% of the employees' basic salaries and some of these schemes permit employees' contributions on a discretionary basis. The MPF requires both the employers and employees in Hong Kong to contribute 5% of their monthly gross earnings with a ceiling of HK$1,000 (equivalent US$128) per month. Under these schemes with the exception of MPF, the unvested benefits of employees terminating employment can be utilised by employers to reduce their future levels of contributions. The assets of these schemes are held separately from those of the Group in independently administered funds. The amounts of unvested benefits so utilised by employers during the year and available for the future reduction of employers' contributions as at 31 December 2002 were not material.



12 PENSION SCHEME ARRANGEMENTS (Continued)

The Group's subsidiaries in the PRC, Singapore and Malaysia participate in defined contribution schemes managed by the respective local governments in these countries. Contributions are made based on a percentage, ranging from 7% to 26%, of the employee's salaries and bonus, if applicable, and are charged to the profit and loss account as incurred. The maximum contributions for each employee for the Group's subsidiaries in Singapore are fixed at S$960 (equivalent US$552) per month for monthly salaries and bonus payment by Singapore government. The employees of the Group's subsidiaries in Singapore and Malaysia are also required to contribute 20% and 11% of their gross salaries and bonus, if applicable, to such fund respectively.

The three hotels in the Philippines have adopted a funded non-contributory defined benefit pension plan covering all their regular employees. The benefits are based on years of service and the employee's final covered compensation. The plan requires periodic contributions by the participating subsidiaries as determined by periodic actuarial reviews. An actuarial valuation was performed by Orlando J. Manalang, a qualified actuary, at 1 September 2001 using the Projected Unit Credit Actuarial Cost Method. The principal assumptions used in the actuarial valuation are that scheme assets will earn a yield of 10% per annum and salaries will increase by 6% per annum. According to this report, the market value of the plan assets and actuarial accrued liabilities on the valuation date amounted to Peso 123,608,000 (equivalent US$2,310,000) and Peso 81,138,000 (equivalent US$1,517,000). The report recommended that the three hotels temporarily suspend making contributions to the plan until such time that another actuarial valuation is done which must be undertaken within the next three years.

(b) Total pension cost including charges for directors charged to the profit and loss account for the year under all pension schemes was US$10,209,000 (2001: US$10,661,000).



Notes to the Accounts

For the year ended 31 December 2002

13 FIXED ASSETS

	Group							
	Hotel properties US$'000	Investment properties US$'000	Other land and buildings US$'000	Properties under development US$'000	Furniture, fixtures and equipment US$'000	Motor vehicles US$'000	Plant and machinery US$'000	Total US$'000
Cost or valuation								
At 1 January 2002	2,880,431	295,826	61,700	211,024	406,200	13,368	71,457	3,940,006
Exchange differences	20,203	10,976	322	(1,094)	3,619	97	2,462	36,585
Additions	5,392	791	664	64,801	17,305	1,965	1,839	92,757
Transfer	56,846	(12,302)	(1,944)	(41,039)	(7,258)	359	5,338	-
(Deficit)/surplus on revaluation	(45,319)	618	-	-	-	-	-	(44,701)
Disposals	(2,137)	(11)	(467)	(1,227)	(14,218)	(3,037)	(5,277)	(26,374)
At 31 December 2002	**2,915,416**	**295,898**	**60,275**	**232,465**	**405,648**	**12,752**	**75,819**	**3,998,273**
At cost	-	-	60,275	232,465	405,648	12,752	75,819	786,959
At valuation	2,915,416	295,898	-	-	-	-	-	3,211,314
	2,915,416	295,898	60,275	232,465	405,648	12,752	75,819	3,998,273
Accumulated depreciation								
At 1 January 2002	-	-	6,094	-	291,420	9,513	49,110	356,137
Exchange differences	-	-	25	-	1,984	70	1,667	3,746
Charge for the year	-	-	952	-	29,136	1,858	2,502	34,448
Transfer	-	-	(504)	-	873	142	(511)	-
Disposals	-	-	(3)	-	(12,818)	(2,950)	(4,629)	(20,400)
At 31 December 2002	**-**	**-**	**6,564**	**-**	**310,595**	**8,633**	**48,139**	**373,931**
Accumulated impairment losses								
At 1 January 2002	-	-	-	6,000	-	-	-	6,000
Provision for the year	-	-	-	13,276	-	-	-	13,276
At 31 December 2002	**-**	**-**	**-**	**19,276**	**-**	**-**	**-**	**19,276**
Net book value								
At 31 December 2002	**2,915,416**	**295,898**	**53,711**	**213,189**	**95,053**	**4,119**	**27,680**	**3,605,066**
At 31 December 2001	2,880,431	295,826	55,606	205,024	114,780	3,855	22,347	3,577,869

(a) Hotel and investment properties of the Group are stated at professional valuations, valued on the basis of their market value as a fully operational entity for existing use.



Notes to the Accounts

For the year ended 31 December 2002

13 FIXED ASSETS (Continued)

(b) The net book values of hotel properties, investment properties, other land and buildings and properties under development of the Group comprised:

	Group						
	Hotel properties		Investment properties	Other land and buildings		Properties under development	
	Hong Kong	Outside Hong Kong	Outside Hong Kong	Hong Kong	Outside Hong Kong	Outside Hong Kong	Total
	US$'000	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*	*US$'000*
Freehold							
At cost	-	-	-	-	19,895	20,421	40,316
At valuation	-	659,714	245,398	-	-	-	905,112
Long lease (not less than 50 years)							
At cost	-	-	-	2,446	14,155	44,029	60,630
At valuation	297,657	342,783	-	-	-	-	640,440
Medium lease (less than 50 years but more than 10 years)							
At cost	-	-	-	2,609	12,616	148,739	163,964
At valuation	362,794	1,252,468	50,500	-	-	-	1,665,762
Short lease (less than 10 years)							
At cost	-	-	-	-	1,990	-	1,990
At valuation	-	-	-	-	-	-	-
Total	**660,451**	**2,254,965**	**295,898**	**5,055**	**48,656**	**213,189**	**3,478,214**

The carrying amount of hotel properties and investment properties that would have been included in the accounts had these assets been carried at cost is US$2,591,237,000 (2001: US$2,524,541,000). No depreciation is provided for the above hotel properties and investment properties which are all held on leases of more than 20 years under the Company's accounting policies.

(c) Details of hotel and investment properties of the Company's subsidiaries are summarised in note 34.



Notes to the Accounts

For the year ended 31 December 2002

13 FIXED ASSETS (Continued)

(d) Details of movements in fixed assets of the Company are as follows:

	Furniture, fixtures and equipment *US$'000*	Motor vehicles *US$'000*	Total *US$'000*
Cost			
At 1 January 2002	765	293	1,058
Additions	4	–	4
Disposals	(8)	(42)	(50)
At 31 December 2002	**761**	**251**	**1,012**
Accumulated depreciation			
At 1 January 2002	736	293	1,029
Charge for the year	15	–	15
Disposals	(6)	(42)	(48)
At 31 December 2002	**745**	**251**	**996**
Net book value			
At 31 December 2002	**16**	**–**	**16**
At 31 December 2001	29	–	29



Notes to the Accounts

For the year ended 31 December 2002

14 NEGATIVE GOODWILL

	Group	
	2002	2001
	US$'000	*US$'000*
Cost		
At 1 January	**(264,101)**	(234,632)
Acquisition of additional interests in subsidiaries and a new associated company	**(6,454)**	(29,469)
Released upon disposal of partial interest in a subsidiary	**917**	-
At 31 December	**(269,638)**	(264,101)
Accumulated amortisation		
At 1 January	**40,913**	24,207
Amortised during the year	**16,490**	16,706
Released during the year upon disposal of partial interest in a subsidiary	**(183)**	-
At 31 December	**57,220**	40,913
Net book value at 31 December	**(212,418)**	(223,188)

15 SUBSIDIARIES

	Company	
	2002	2001
	US$'000	*US$'000*
Unlisted shares, at cost	**1,698,366**	1,698,366
Amounts due from subsidiaries	**675,395**	659,771
Amounts due to subsidiaries	**(155,474)**	(125,971)
	2,218,287	2,232,166

(a) Details of principal subsidiaries are set out in note 33(a).

(b) Amounts due from subsidiaries are unsecured, interest-free and with no fixed repayment terms except for an amount of US$15,600,000 (2001: US$15,600,000) due from a subsidiary which was interest bearing at HIBOR plus 1% per annum.

(c) Amounts due to subsidiaries as at 31 December 2002 and 2001 are unsecured, interest-free and with no fixed repayment terms.



Notes to the Accounts

For the year ended 31 December 2002

16 ASSOCIATED COMPANIES

	Group	
	2002	2001
	US$'000	*US$'000*
Share of net assets	**731,023**	734,623
Amounts due from associated companies	**120,876**	207,048
	851,899	941,671

Amounts due from associated companies are unsecured, interest-free and with no fixed repayment terms except for the total amount of US$80,510,000 (2001: US$86,991,000) due from two associated companies which is interest bearing at LIBOR plus 2% per annum and US$30,631,000 (2001: US$28,832,000) due from an associated company which is interest bearing at 1.25% per annum. Details of principal associated companies are set out in note 33(b).

17 LONG-TERM INVESTMENTS

	Group	
	2002	2001
	US$'000	*US$'000*
Overseas unlisted shares, at cost	**1,916**	1,916
Exchange differences	**(242)**	(31)
Provision for impairment losses	**(332)**	(297)
	1,342	1,588
Loans	**550**	1,174
	1,892	2,762

The loans are unsecured, interest-free and with no fixed repayment terms.

18 ACCOUNTS RECEIVABLE, PREPAYMENTS AND DEPOSITS

At 31 December 2002, the ageing analysis of the trade debtors was as follows:

	Group	
	2002	2001
	US$'000	*US$'000*
0 - 3 months	**28,634**	25,043
4 - 6 months	**1,239**	750
over 6 months	**531**	381
	30,404	26,174

The Group has a defined credit policy. The general credit term is 30 days.

19 OTHER INVESTMENTS

	Group	
	2002	2001
	US$'000	*US$'000*
Equity securities, at market value		
Shares listed in Hong Kong	**23,547**	33,641
Shares listed outside Hong Kong	**12,687**	19,493
	36,234	53,134
Unlisted securities, at market value		
Outside Hong Kong	**1,257**	1,242
Held-to-maturity securities, at cost		
Unquoted outside Hong Kong	**-**	2,004
	37,491	56,380

Equity securities listed in Hong Kong included shares in the Company ("such SA shares") with a carrying value of US$8,628,000 (2001: US$10,319,000) held by Shangri-La Hotel Public Company Limited, Thailand ("SHPCL"). Such SA shares, representing approximately 0.6% (2001: 0.6%) of the issued share capital of the Company as at 31 December 2002, were held by SHPCL before the Company acquired the controlling interests in it in late 1999. The Company has undertaken, subject to market conditions, to use its reasonable endeavours to procure SHPCL to dispose of all such SA shares to parties independent of the Kuok Group. In view of the temporary nature of this holding in such SA shares, they have been classified as other investments in these accounts.



Notes to the Accounts

For the year ended 31 December 2002

20 ACCOUNTS PAYABLE AND ACCRUALS

At 31 December 2002, the ageing analysis of the trade creditors was as follows:

	Group	
	2002	2001
	US$'000	*US$'000*
Accounts payable in the next:		
0 - 3 months	**22,765**	18,448
4 - 6 months	**429**	488
over 6 months	**1,614**	1,190
	24,808	20,126

21 BANK LOANS AND OVERDRAFTS AND OTHER BORROWINGS

	Group	
	2002	2001
	US$'000	*US$'000*
Overdrafts - unsecured	**538**	305
Bank loans - secured *(note 32(b))*	**17,446**	35,747
Bank loans - unsecured	**1,105,723**	1,073,773
Other borrowings - unsecured	**17,261**	16,247
	1,140,968	1,126,072

The above bank loans and overdrafts are repayable as follows:

	Bank loans and overdrafts		Other borrowings	
	2002	2001	**2002**	2001
	US$'000	*US$'000*	***US$'000***	*US$'000*
Within one year	**130,099**	619,796	**-**	-
In the second year	**21,096**	5,137	**17,261**	-
In the third to fifth years inclusive	**933,487**	483,090	**-**	16,247
After five years	**39,025**	1,802	**-**	-
	993,608	490,029	**17,261**	16,247
	1,123,707	1,109,825	**17,261**	16,247

Other borrowings represented S$30,000,000 unsecured Floating Rate Notes (the "Notes") due in 2004 issued at face value by Shangri-La Hotel Limited, Singapore ("SHL") on 13 December 2001. As at 31 December 2002, the interest rate is 1.45% (2001: 1.7886%). The interest rate will be re-fixed at every 6 monthly interval based on an agreed formula set out in the issuing documents. Unless previously redeemed or purchased and cancelled, the Notes will be redeemed at the face value of S$30,000,000 on the maturity date.



22 SHARE CAPITAL

	2002		2001	
	No. of shares *('000)*	***US$'000***	No. of shares *('000)*	*US$'000*
Authorised – Ordinary shares of HK$1 each				
At 1 January and 31 December	**5,000,000**	**646,496**	5,000,000	646,496
Issued and fully paid – Ordinary shares of HK$1 each				
At 1 January	**2,176,660**	**281,406**	2,214,014	286,270
Issue of scrip dividend shares *(note (a))*	**4,738**	**607**	–	–
Issue of shares for acquisition of additional interests in SHL *(note (b))*	**–**	**–**	32,350	4,148
Repurchase of shares *(note (c))*	**(1,742)**	**(225)**	(69,704)	(9,012)
At 31 December	**2,179,656**	**281,788**	2,176,660	281,406

(a) On 23 August 2002, the Company declared an interim dividend on its ordinary shares for the year ended 31 December 2002. The Company offered to its shareholders a scrip dividend alternative under which the shareholders could elect to receive ordinary shares in lieu of a cash dividend. 4,738,270 ordinary shares of HK$1 each were issued on 19 November 2002 under this scheme.

(b) As at the close of the delisting exit offer to the remaining shareholders of SHL on 22 February 2001, the Company acquired a further 9.61% of the share capital of SHL from unrelated shareholders and thus increased its interest in SHL to 99.11%. The total consideration was US$34,674,000 including the issuance of 32,349,764 new ordinary shares of par value of HK$1 each at HK$8.31 per share on 27 February 2001 by the Company and cash payment of associated acquisition costs of US$209,000. The issued new shares rank pari passu with the existing shares.



Notes to the Accounts

For the year ended 31 December 2002

22 SHARE CAPITAL (Continued)

(c) During the year, the Company repurchased a total of 1,742,000 (2001: 2,758,000) fully paid shares on The Stock Exchange of Hong Kong Limited (the "HKSE"), all of which have been duly cancelled, as follows:

Month of purchase	No. of shares repurchased	Total consideration	Purchase price per share Highest	Purchase price per share Lowest
		US$	*HK$*	*HK$*
August	196,000	128,084	5.20	4.975
September	570,000	361,614	5.15	4.60
October	976,000	562,648	4.60	4.30
	1,742,000	1,052,346		

In last year, the Company also repurchased 66,945,522 fully paid shares which were previously held indirectly by SHL. These shares were repurchased from SHL through private arrangement at a price of HK$6.85 per share on 11 December 2001 and all these shares have been duly cancelled on the same date.

23 SHARE OPTIONS

At the Special General Meeting of the Company held on 24 May 2002, the shareholders of the Company approved the adoption of a new share option scheme (the "New Option Scheme") and the termination of the operation of the executive share option scheme adopted by the shareholders of the Company on 16 December 1997 (the "Executive Option Scheme") (such that no further options shall thereafter be offered under the Executive Option Scheme but in all other respects the provisions of the Executive Option Scheme shall remain in full force and effect).

During the year, the Company granted a total of 17,140,000 option shares under the New Option Scheme at an exercise price of HK$6.81 per share.

Pursuant to the terms of the Executive Option Scheme, the Company adjusted the respective exercise prices per option share of the unexercised options and the respective number of option shares on 30 December 2002 following the change in the Company's issued share capital arising from the various repurchases of the Company's own shares and the issue of the scrip dividend shares on 19 November 2002.

23 SHARE OPTIONS (Continued)

The movements in share options granted pursuant to the Executive Option Scheme during the year were as follows:

	Number of option shares granted on		
	1 May 1998 *(Note (a))*	15 January 2000 *(Note (b))*	15 January 2001 *(Note (c))*
Balance at 1 January 2002	13,110,000	8,360,000	4,900,000
Granted during the year	-	-	-
Lapsed during the year	(150,000)	(170,000)	(100,000)
Adjustment made on the number of option shares on 30 December 2002	(419,887)	(253,009)	(142,558)
Balance as at 31 December 2002	**12,540,113**	**7,936,991**	**4,657,442**
Exercise price per option share before the adjustment on 30 December 2002 *(HK$)*	8.00	8.55	7.94
Exercise price per option share immediately after the adjustment on 30 December 2002 *(HK$)*	8.26	8.82	8.18

The movements in share options granted pursuant to the New Option Scheme during the year were as follows:

	Number of option shares granted on 29 May 2002 *(Note(d))*
Balance at 1 January 2002	-
Granted during the year	17,140,000
Lapsed during the year	(270,000)
Balance as at 31 December 2002	**16,870,000**
Exercise price per option share *(HK$)*	6.81



Notes to the Accounts

For the year ended 31 December 2002

23 SHARE OPTIONS (Continued)

Notes:

(a) The share options are exercisable based on an approved three-year vesting scale from 1 May 1999 to 30 April 2008.

(b) The share options are exercisable based on an approved two-year vesting scale from 15 January 2001 to 14 January 2010.

(c) The share options are exercisable based on an approved two-year vesting scale from 15 January 2002 to 14 January 2011.

(d) The share options are exercisable based on an approved two-year vesting scale from 29 May 2003 to 28 May 2012.

No options were cancelled under the Executive Option Scheme and the New Option Scheme during the year (2001: Nil).

According to the terms of the Executive Option Scheme and the New Option Scheme, no options have lapsed subsequent to the year end and up to the date of this report.



24 RESERVES

	Share premium US$'000	Capital redemption reserve US$'000	Hotel properties revaluation reserve US$'000	Share of revaluation reserves in associated companies: Hotel properties US$'000	Share of revaluation reserves in associated companies: Investment properties US$'000	Exchange fluctuation reserve US$'000	Capital reserve US$'000	Other reserve US$'000	Contributed surplus US$'000	Total US$'000
Group										
At 1 January 2002	530,725	10,441	563,947	95,797	182,197	(182,119)	601,490	557	389,741	2,192,776
Deficit on valuation	-	-	(27,060)	(28,846)	(6,437)	-	-	-	-	(62,343)
Arising from issue of scrip dividend *(note 22(a))*	2,087	-	-	-	-	-	-	-	-	2,087
Transfer to retained profits on disposal of partial interest in a subsidiary	-	-	(205)	-	-	-	-	-	-	(205)
Realised on disposal of partial interest in a subsidiary	-	-	-	-	(27)	-	-	-	-	(27)
Arising from repurchase of shares *(note 22(c))*	(836)	225	-	-	-	-	-	-	-	(611)
Exchange differences	-	-	-	-	-	20,983	-	-	-	20,983
Other movements	-	-	-	-	-	-	-	500	-	500
At 31 December 2002	**531,976**	**10,666**	**536,682**	**66,951**	**175,733**	**(161,136)**	**601,490**	**1,057**	**389,741**	**2,153,160**
Company										
At 1 January 2002	530,725	10,441	-	-	-	-	-	-	1,524,231	2,065,397
Arising from issue of scrip dividend *(note 22(a))*	2,087	-	-	-	-	-	-	-	-	2,087
Arising from repurchase of shares *(note 22(c))*	(836)	225	-	-	-	-	-	-	-	(611)
At 31 December 2002	**531,976**	**10,666**	**-**	**-**	**-**	**-**	**-**	**-**	**1,524,231**	**2,066,873**
Group										
At 1 January 2001	583,181	1,429	613,556	98,158	175,646	(153,654)	601,490	459	359,424	2,279,689
(Deficit)/surplus on valuation	-	-	(49,609)	(2,361)	6,551	-	-	-	-	(45,419)
Arising from issue of shares *(note 22(b))*	-	-	-	-	-	-	-	-	30,317	30,317
Arising from repurchase of shares *(note 22(c))*	(52,456)	9,012	-	-	-	-	-	-	-	(43,444)
Exchange differences	-	-	-	-	-	(28,465)	-	-	-	(28,465)
Other movements	-	-	-	-	-	-	-	98	-	98
At 31 December 2001	530,725	10,441	563,947	95,797	182,197	(182,119)	601,490	557	389,741	2,192,776
Company										
At 1 January 2001	583,181	1,429	-	-	-	-	-	-	1,493,914	2,078,524
Arising from issue of shares *(note 22(b))*	-	-	-	-	-	-	-	-	30,317	30,317
Arising from repurchase of shares *(note 22(c))*	(52,456)	9,012	-	-	-	-	-	-	-	(43,444)
At 31 December 2001	530,725	10,441	-	-	-	-	-	-	1,524,231	2,065,397



Notes to the Accounts

For the year ended 31 December 2002

24 RESERVES (Continued)

(a) The revaluation reserves of hotel and investment properties are not available for distribution other than in a dissolution.

(b) A subsidiary is required by local law to appropriate a certain percentage of its annual net profits as other reserve. This reserve is not available for dividend distribution.

(c) The contributed surplus of the Company arises when the Company issues shares in exchange for the shares of companies being acquired, and represents the difference between the nominal value of the Company's share issued and the value of net assets of the companies acquired. Under the Companies Act 1981 of Bermuda (as amended), the contributed surplus is distributable to the shareholders. At Group level, the contributed surplus is reclassified into its components of reserves of the underlying subsidiaries, wherever appropriate.

25 RETAINED PROFITS

	Group		Company	
	2002 ***US$'000***	2001 *US$'000*	**2002** ***US$'000***	2001 *US$'000*
At 1 January	**406,555**	400,050	**33,990**	12,875
Profit attributable to shareholders for the year	**93,078**	58,793	**39,367**	73,305
2001/2000 Final dividend paid *(note 9)*	**(22,325)**	(23,038)	**(22,325)**	(23,038)
2002/2001 Interim dividend paid *(note 9)*	**(19,530)**	(20,140)	**(19,530)**	(20,140)
Transfer to capital redemption reserve	**(225)**	(9,012)	**(225)**	(9,012)
Transfer to other reserve	**(500)**	(98)	**-**	-
Transfer from revaluation reserve	**205**	-	**-**	-
At 31 December	**457,258**	406,555	**31,277**	33,990
Representing:				
2002/2001 Final dividend proposed *(note 9)*	**13,972**	22,325	**13,972**	22,325
Retained profits	**443,286**	384,230	**17,305**	11,665
At 31 December	**457,258**	406,555	**31,277**	33,990
Company and subsidiaries	**217,828**	187,789	**31,277**	33,990
Associated companies	**239,430**	218,766	**-**	-
	457,258	406,555	**31,277**	33,990

25 RETAINED PROFITS (Continued)

(a) Included in the retained profits of subsidiaries and associated companies are statutory funds of approximately US$197,000 and US$15,947,000, respectively (2001: US$147,000 and US$15,561,000). These funds are set up by way of appropriation from the profit after taxation of the respective companies, established and operating in the PRC, in accordance with the relevant laws and regulations.

(b) The repatriation of retained earnings of subsidiaries operating in the Philippines and Thailand is subject to withholding tax of 15% and 10% respectively. The amount of retained earnings attributable to the Group was US$60,309,000 (2001: US$56,559,000) and US$7,202,000 (2001: US$2,401,000), respectively for subsidiaries operating in the Philippines and Thailand as at 31 December 2002.

The repatriation of retained earnings of a subsidiary owned by a Group's wholly owned subsidiary operating in Singapore is subject to Singapore Income Tax at 22%. The amount of retained earnings attributable to the Group was US$31,405,000 (2001: US$39,409,000).

The Group provides for withholding/income tax only upon repatriation of dividends from these subsidiaries as it is its policy to use a significant portion of the earnings in the respective countries to finance the local business needs of the respective subsidiaries for refurbishment, expansion, working capital and repayment of loans and because the tax is only due upon eventual remittances.

26 DISTRIBUTABLE RESERVES

As at 31 December 2002, the Group's distributable reserves comprised:

	2002	2001
	US$'000	*US$'000*
The Company		
Distributable retained profits	**31,277**	33,990
Contributed surplus	**1,524,231**	1,524,231
	1,555,508	1,558,221
Subsidiaries *(notes (a) and (b))*		
Distributable retained profits	**390,198**	323,640
Associated companies *(notes (a) and (b))*		
Distributable retained profits	**231,410**	236,063

(a) The distributable profits of subsidiaries and associated companies are the corresponding share of profits which are distributable as shown in the statutory accounts of those companies.

(b) There are differences between the profits included in the Group accounts of certain subsidiaries and associated companies, and those in their statutory accounts, as the former have been adjusted for the purpose of complying with the Group's accounting policies.



Notes to the Accounts

For the year ended 31 December 2002

27 MINORITY INTERESTS AND LOANS

	Group	
	2002	2001
	US$'000	*US$'000*
Share of equity	**317,876**	324,105
Loans from minority shareholders	**88,334**	88,762
	406,210	412,867

The loans from minority shareholders are unsecured and interest-free except for a total amount of US$27,203,000 (2001: US$22,473,000) which is interest bearing at various interest rates ranging from HIBOR plus 1% per annum to 2.5% per annum.

28 DEFERRED TAXATION

(a) An analysis of the full potential deferred taxation liabilities and the provision made in the accounts is as follows:

	Group			
	2002		2001	
	Full potential liabilities	**Provision made**	Full potential liabilities	Provision made
	US$'000	***US$'000***	*US$'000*	*US$'000*
Timing differences in respect of				
- Accelerated depreciation allowances	**29,841**	**13,091**	19,806	11,108
- Others	**(10,085)**	**(872)**	(1,037)	(1,098)
	19,756	**12,219**	18,769	10,010

Others are mainly due to unrealised exchange differences on long-term loans and available tax losses.

(b) No provision has been made for deferred taxation liability in respect of the timing differences not expected to reverse in the foreseeable future and the timing differences relating to the surplus arising from the revaluation of properties of subsidiaries and associated companies. The revaluation does not constitute a timing difference for taxation purposes because the management of the Group intends to operate these properties on a long-term basis. In addition, certain countries in which the Group operates do not levy a capital gains tax.

28 **DEFERRED TAXATION (Continued)**

(c) Movements of the provision for deferred tax liabilities of the Group are as follows:

	Group	
	2002	2001
	US$'000	*US$'000*
At 1 January	**10,010**	8,013
Transferred from profit and loss account *(note 7)*	**1,596**	2,386
Exchange differences	**613**	(389)
At 31 December	**12,219**	10,010

29 **NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT**

(a) Reconciliation of profit before taxation to net cash generated from operations

	2002	2001
	US$'000	*US$'000*
Profit before taxation	**133,689**	98,396
Share of results of associated companies	**(40,629)**	(35,097)
Deficit on valuation of hotel and investment properties	**13,600**	9,319
Provision for impairment losses on properties under development	**13,276**	6,000
Depreciation	**34,403**	49,737
Amortisation of negative goodwill	**(16,490)**	(16,706)
Interest on bank loans and overdrafts and other borrowings	**42,114**	64,170
Interest income	**(3,549)**	(7,353)
Dividend received from other investments	**(1,757)**	(3,537)
Loss on disposal of fixed assets and discarding of fixed assets due to properties renovations	**5,249**	3,804
Net realised and unrealised losses on other investments	**5,785**	24,571
Provision for impairment losses on long-term investments	**35**	67
Loss on disposal of partial interest in a subsidiary	**788**	-
Operating profit before working capital changes	**186,514**	193,371
(Increase)/decrease in inventories	**(623)**	3,037
(Increase)/decrease in accounts receivable, prepayments and deposits	**(8,543)**	10,499
Increase/(decrease) in accounts payable and accruals	**15,001**	(19,645)
(Decrease)/increase in amounts due to minority shareholders	**(107)**	101
Increase in amounts due from associated companies	**(2,333)**	(1,074)
Increase in amounts due from minority shareholders	**-**	(363)
Net cash generated from operations	**189,909**	185,926



Notes to the Accounts

For the year ended 31 December 2002

29 NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (Continued)

(b) Analysis of changes in financing during the year

		Share capital (including premium)	Bank loans and other borrowings (including loans from minority shareholders)
		2002	
	Note	***US$'000***	***US$'000***
At 1 January 2002		**812,131**	**1,214,529**
Issue of shares for scrip dividend	*22(a)*	**2,694**	**-**
Net cash (outflow)/inflow from financing		**(1,052)**	**6,669**
Exchange differences		**(9)**	**7,566**
At 31 December 2002		**813,764**	**1,228,764**

		2001	
		US$'000	*US$'000*
At 1 January 2001		869,451	1,275,674
Issue of shares for acquisition of additional interest in a subsidiary		4,148	-
Net cash outflow from financing		(2,163)	(51,847)
Cancellation of own shares repurchased from a subsidiary		(58,792)	-
Exchange differences		(513)	(9,298)
At 31 December 2001		812,131	1,214,529

(c) Analysis of the balances of cash and cash equivalents

	2002	2001
	US$'000	*US$'000*
Cash and bank balances	**127,261**	103,697
Bank overdrafts	**(538)**	(305)
	126,723	103,392

At 31 December 2002, the Group's cash and bank balances of US$79,853,000 (2001: US$55,550,000) were kept in the PRC, Malaysia, Thailand, the Philippines and Myanmar. The remittance of funds out of these countries is subject to rules and regulations of foreign exchange control promulgated by the governments of the respective countries.



30 RELATED PARTY TRANSACTIONS

In addition to those connected transactions disclosed in the Report of the Directors, during the year and in the normal course of business, the Group had received hotel management and related services and royalty fees totalling US$4,750,000 (2001: US$4,148,000) from associated companies of the Group. The fees are charged by the Group at either a fixed amount or a certain percentage of the gross operating revenue/profit of the relevant companies.

31 COMMITMENTS

As at 31 December 2002, the Group and the Company had the following commitments:

(a) The Group's commitments for hotel and associated property development and renovation projects amount to approximately:

	2002	2001
	US$'000	*US$'000*
Contracted but not provided for	**86,958**	21,390
Authorised by Directors but not contracted for	**354,612**	436,610
	441,570	458,000

(b) As at 31 December 2002, the Group has no commitments in associated companies in respect of property development projects (2001: US$12,229,000).

(c) The Group's commitments under operating leases to make future aggregate minimum lease payments under non-cancellable operating leases in respect of land and buildings are as follows:

	2002	2001
	US$'000	*US$'000*
Not later than one year	**6,895**	5,629
Later than one year and not later than five years	**19,009**	15,504
Later than five years	**134,621**	86,490
	160,525	107,623

(d) At 31 December 2002, the Group had future aggregate minimum lease rental receivable under non-cancellable operating leases in respect of land and buildings as follows:

	2002	2001
	US$'000	*US$'000*
Not later than one year	**5,859**	4,771
Later than one year and not later than five years	**1,747**	1,297
	7,606	6,068



Notes to the Accounts

For the year ended 31 December 2002

31 COMMITMENTS (Continued)

(e) The Company had entered into HIBOR interest rate swap contracts for an aggregate principal amount of HK$5,416,000,000 at fixed interest rates between 3.735% to 5.74% per annum to reduce its interest rate exposure. These contracts will be maturing in November 2004 through December 2006.

32 CONTINGENT LIABILITIES AND CHARGES OVER ASSETS

(a) Contingent liabilities

As at 31 December 2002, contingent liabilities of the Group and the Company were as follows:

(i) The Company executed proportionate guarantees in favour of banks for securing banking facilities granted to certain subsidiaries and associated companies. The utilised amount of such facilities covered by the Company's guarantees for the subsidiaries and associated companies, and which also represented the financial exposure of the Company at the balance sheet date, amounts to US$943,729,000 (2001: US$979,826,000) and US$29,759,000 (2001: US$29,759,000), respectively.

(ii) The Group executed guarantees in favour of banks for securing banking facilities granted to certain associated companies. The utilised amount of such facilities covered by the Group's guarantees for these associated companies at the balance sheet date amounts to US$44,764,000 (2001: US$47,382,000).

(b) Charges over assets

As at 31 December 2002, bank loan and banking facility of a subsidiary amounting to US$12,371,000 (2001: US$35,047,000 for two subsidiaries) were secured by charges over certain hotel properties and other fixed assets of that subsidiary with net book values totalling US$57,537,000 (2001: US$87,346,000 for two subsidiaries) and other assets totalling US$2,917,000 (2001: US$7,166,000 for two subsidiaries). Bank loan of a subsidiary amounting to US$5,075,000 (2001: US$700,000) was secured by charges over other investment of this subsidiary with net book values totalling US$8,628,000 (2001: US$6,948,000).

Apart from the aforesaid, neither the Group nor the Company had any material contingent liabilities or charges as at 31 December 2002.



Notes to the Accounts

For the year ended 31 December 2002

33 GROUP STRUCTURE – PRINCIPAL SUBSIDIARIES AND ASSOCIATED COMPANIES

(a) At 31 December 2002, the Company held interests in the following principal subsidiaries:

Name	Place of establishment/ operation	Paid up/ issued capital	Percentage holding in the voting shares Direct	Percentage holding in the voting shares Indirect	Nature of business	*Notes*
Seanoble Assets Limited	The British Virgin Islands	Ordinary HK$578,083,745	100	-	Investment holding	*1*
Shangri-La Asia Treasury Limited	The British Virgin Islands	Ordinary HK$780	100	-	Group financing	*1*
Kerry Industrial Company Limited	Hong Kong	Ordinary HK$2 Non-voting deferred HK$10,000,000	-	100	Investment holding	*1*
Shangri-La Hotel (Kowloon) Limited	Hong Kong	Ordinary HK$2 Non-voting deferred HK$10,000,000	-	100	Hotel ownership and operation	*1*
Shangri-La International Hotels (Pacific Place) Limited	Hong Kong	Ordinary HK$5,000 Non-voting deferred HK$10,000,000	-	80	Hotel ownership and operation	*1*
Shenzhen Shangri-La Hotel Limited	The People's Republic of China	Registered capital US$32,000,000	-	51.30	Hotel ownership and operation	*5*
Beihai Shangri-La Hotel Ltd.	The People's Republic of China	Registered capital US$16,000,000	-	97	Hotel ownership and operation	*5*
Shanghai Pu Dong New Area Shangri-La Hotel Co., Ltd.	The People's Republic of China	Registered capital US$47,000,000	-	100	Hotel ownership and operation	*2, 4*
Shenyang Traders Hotel Ltd.	The People's Republic of China	Registered capital US$28,334,000	-	97	Hotel ownership and operation	*5*
Changchun Shangri-La Hotel Co., Ltd.	The People's Republic of China	Registered capital RMB167,000,000	-	90	Hotel ownership and operation and real estate operation	*5*



Notes to the Accounts

For the year ended 31 December 2002

33 GROUP STRUCTURE – PRINCIPAL SUBSIDIARIES AND ASSOCIATED COMPANIES (Continued)

(a) At 31 December 2002, the Company held interests in the following principal subsidiaries: (continued)

Name	Place of establishment/ operation	Paid up/ issued capital	Percentage holding in the voting shares Direct	Indirect	Nature of business	*Notes*
Jilin Province Kerry Real Estate Development Ltd	The People's Republic of China	Registered capital RMB25,000,000	–	90	Real estate development and operation	*5*
Qingdao Shangri-La Hotel Co., Ltd.	The People's Republic of China	Registered capital US$18,334,000	–	100	Hotel ownership and operation	*6*
Dalian Shangri-La Hotel Co., Ltd.	The People's Republic of China	Registered capital US$36,666,670	–	90	Hotel ownership and operation	*5*
Dalian Kerry Real Estate Development Co., Ltd.	The People's Republic of China	Registered capital US$18,666,670	–	100	Real estate development and operation	*6*
Xian Shangri-La Golden Flower Hotel Co., Ltd	The People's Republic of China	Registered capital US$12,000,000	–	100	Hotel ownership and operation	*4*
Harbin Shangri-La Hotel Co., Ltd.	The People's Republic of China	Registered capital US$21,860,000	–	95	Hotel ownership and operation	*5*
Wuhan Kerry Real Estate Development Co., Ltd.	The People's Republic of China	Registered capital US$6,000,000	–	92	Real estate development and operation	*5*
Wuhan Shangri-La Hotel Co., Ltd.	The People's Republic of China	Registered capital US$26,667,000	–	92	Hotel ownership and operation	*5*
Fujian Kerry World Trade Centre Co., Ltd.	The People's Republic of China	Registered capital HK$180,000,000	–	100	Real estate development	*3, 6*
Fuzhou Shangri-La Hotel Co., Ltd.	The People's Republic of China	Registered capital US$12,600,000	–	100	Hotel ownership and operation	*3, 4*



Notes to the Accounts

For the year ended 31 December 2002

33 GROUP STRUCTURE – PRINCIPAL SUBSIDIARIES AND ASSOCIATED COMPANIES (Continued)

(a) At 31 December 2002, the Company held interests in the following principal subsidiaries: (continued)

Name	Place of establishment/ operation	Paid up/ issued capital	Percentage holding in the voting shares Direct	Indirect	Nature of business	*Notes*
Zhongshan Shangri-La Hotel Co., Ltd.	The People's Republic of China	Registered capital US$16,310,000	–	51	Hotel ownership and operation	*3, 5*
Shanghai Ji Xiang Properties Co., Ltd.	The People's Republic of China	Registered capital US$76,000,000	–	99	Real estate development and operation	*2, 3, 5*
Tianjin Kerry Real Estate Development Co., Ltd.	The People's Republic of China	Registered capital US$11,707,000	–	90	Real estate development and operation	*3, 5*
Shenyang Kerry Real Estate Development Co., Ltd.	The People's Republic of China	Registered capital US$6,844,017	–	90	Real estate development and operation	*3, 5*
Makati Shangri-La Hotel & Resort, Inc.	Philippines	Common Peso 921,948,400	–	100	Hotel ownership and operation	
Edsa Shangri-La Hotel & Resort, Inc.	Philippines	Common Peso 792,128,700	–	100	Hotel ownership and operation	
Mactan Shangri-La Hotel & Resort, Inc.	Philippines	Common Peso 272,630,000 Preferred Peso 170,741,500	–	100	Hotel ownership and operation	
Fiji Mocambo Limited	Fiji	Ordinary F$751,459	–	71.64	Hotel ownership and operation	*2*
Yanuca Island Limited	Fiji	Ordinary F$1,262,196	–	71.64	Hotel ownership and operation	*2*



Notes to the Accounts

For the year ended 31 December 2002

33 GROUP STRUCTURE – PRINCIPAL SUBSIDIARIES AND ASSOCIATED COMPANIES (Continued)

(a) At 31 December 2002, the Company held interests in the following principal subsidiaries: (continued)

Name	Place of establishment/ operation	Paid up/ issued capital	Percentage holding in the voting shares Direct	Indirect	Nature of business	*Notes*
Shangri-La Hotel Limited	Singapore	Ordinary S$164,663,560	-	100	Investment holding, hotel ownership and operation and leasing of residential and serviced apartments	2
Sentosa Beach Resort Pte Ltd	Singapore	Ordinary S$30,000,000	-	100	Hotel ownership and operation	2
Shangri-La Hotels (Malaysia) Berhad	Malaysia	Ordinary RM440,000,000	-	54.37	Investment holding and hotel ownership and operation	
Shangri-La Hotel (KL) Sdn Bhd	Malaysia	Ordinary RM150,000,000	-	54.37	Hotel ownership and operation	
Golden Sands Beach Resort Sdn Bhd	Malaysia	Ordinary RM6,000,000	-	54.37	Hotel ownership and operation	
Komtar Hotel Sdn Bhd	Malaysia	Ordinary RM6,000,000	-	32.62	Hotel ownership and operation	
Pantai Dalit Beach Resort Sdn Bhd	Malaysia	Ordinary RM135,000,000	-	65.78	Hotel and golf club ownership and operation	
UBN Tower Sdn Bhd	Malaysia	Ordinary RM500,000	-	54.37	Property investment and office management	
UBN Holdings Sdn Bhd	Malaysia	Ordinary RM45,000,000	-	54.37	Investment holding and property investment	

33 GROUP STRUCTURE – PRINCIPAL SUBSIDIARIES AND ASSOCIATED COMPANIES (Continued)

(a) At 31 December 2002, the Company held interests in the following principal subsidiaries: (continued)

Name	Place of establishment/ operation	Paid up/ issued capital	Percentage holding in the voting shares Direct	Indirect	Nature of business	*Notes*
Traders Yangon Company Limited	Myanmar	Ordinary Kyat 21,600,000	-	56.22	Hotel ownership and operation	
Shangri-La Hotel Public Company Limited	Thailand	Common Baht 1,300,000,000	-	73.61	Hotel and office ownership and operation	
SLIM International Limited	Cook Islands	Ordinary US$1,000	100	-	Investment holding	*1*
Shangri-La International Hotel Management Limited	Hong Kong	Ordinary HK$10,000,000	-	100	Hotel management, marketing, consultancy and reservation services	*1*
Shangri-La International Hotel Management B.V.	The Netherlands	Ordinary EUR18,151	-	100	Licensing use of intellectual property rights	*1*

Notes:

1 Subsidiaries audited by PricewaterhouseCoopers, Hong Kong.

2 Subsidiaries audited by other member firms of PricewaterhouseCoopers, Hong Kong.

3 Subsidiaries which are under various stages of real estate and hotel development and have not yet commenced business operations as at the balance sheet date.

4 Co-operative Joint Venture.

5 Equity Joint Venture.

6 Wholly Foreign Owned Enterprise.



Notes to the Accounts

For the year ended 31 December 2002

33 GROUP STRUCTURE – PRINCIPAL SUBSIDIARIES AND ASSOCIATED COMPANIES (Continued)

(b) At 31 December 2002, the Group held interests in the following principal associated companies:

Name	Place of establishment/ operation	Percentage holding in the registered capital by the Group	Nature of business	*Notes*
China World Trade Center Ltd.	The People's Republic of China	50	Hotel ownership and operation and property investment	*2*
Beijing Shangri-La Hotel Ltd.	The People's Republic of China	49	Hotel ownership and operation	
Hangzhou Shangri-La Hotel Ltd.	The People's Republic of China	45	Hotel ownership and operation	
Seacliff Limited	The People's Republic of China	30	Hotel ownership and operation and property investment	*1*
PT Swadharma Kerry Satya	Indonesia	25	Hotel ownership and operation	
Beijing Jia Ao Real Estate Development Co., Ltd.	The People's Republic of China	23.75	Real estate development and operation	*2*
Beijing Kerry Centre Hotel Co., Ltd.	The People's Republic of China	23.75	Hotel ownership and operation	*2*
Shanghai Xin Ci Hou Properties Co., Ltd	The People's Republic of China	24.75	Real estate development and operation	*2*
Cuscaden Properties Pte Ltd	Singapore	40.75	Hotel ownership and operation and property investment	
Johdaya Karya Sdn Bhd	Malaysia	36.31	Property investment	
Tanjong Aru Hotel Sdn Bhd	Malaysia	40	Hotel ownership and operation	



Notes to the Accounts

For the year ended 31 December 2002

33 GROUP STRUCTURE – PRINCIPAL SUBSIDIARIES AND ASSOCIATED COMPANIES (Continued)

(b) At 31 December 2002, the Group held interests in the following principal associated companies: (continued)

Notes:

1 Associated company audited by PricewaterhouseCoopers, Hong Kong.

2 Associated companies audited by other member firms of PricewaterhouseCoopers, Hong Kong.

(c) The above tables list out the subsidiaries and associated companies of the Company as at 31 December 2002 which, in the opinion of the Directors, principally affected the results for the year or form a substantial portion of the net assets of the Group. To give details of other subsidiaries and associated companies would, in the opinion of the Directors, result in particulars of excessive length.

(d) Details of a material associated company, China World Trade Center Ltd., as at 31 December 2002 pursuant to SSAP 10 "Accounting for investments in associates", after making appropriate adjustments to conform with the Group's accounting policies, are as follows:

(i) *Summarised profit and loss account*

	Year ended 31 December	
	2002	2001
	US$'000	*US$'000*
Turnover	**139,630**	147,449
Profit before taxation	**51,861**	72,733
Taxation	**(12,683)**	(11,658)
Profit after taxation	**39,178**	61,075
Minority interests	**(6,888)**	(6,788)
Profit attributable to shareholders	**32,290**	54,287
Depreciation and amortisation	**2,676**	1,850
Profit after taxation attributable to the Group	**16,145**	27,144



Notes to the Accounts

For the year ended 31 December 2002

33 GROUP STRUCTURE – PRINCIPAL SUBSIDIARIES AND ASSOCIATED COMPANIES (Continued)

(d) *(ii) Summarised assets and liabilities*

	As at 31 December	
	2002	2001
	US$'000	*US$'000*
Fixed assets	**1,257,115**	1,305,009
Deferred tax assets	**5,133**	6,472
Current assets	**108,653**	116,261
Current liabilities	**(260,894)**	(265,278)
Net current liabilities	**(152,241)**	(149,017)
Long-term liabilities	**(1,232)**	-
Net assets and minority interests	**1,108,775**	1,162,464

34 HOTEL AND INVESTMENT PROPERTIES OF SUBSIDIARIES AND ASSOCIATED COMPANIES

(a) Details of hotel and investment properties of the Company's subsidiaries are as follows:

Address	Existing use	Lease term
Kowloon Shangri-La, Hong Kong 64 Mody Road, Tsimshatsui East, Kowloon, Hong Kong	Hotel operation	Long lease
Island Shangri-La, Hong Kong Pacific Place, 88 Queensway, Central, Hong Kong	Hotel operation	Medium lease
Shangri-La Hotel, Shenzhen Shenzhen East Side, Railway Station, Jianshe Road, Shenzhen 518001, The People's Republic of China	Hotel operation	Medium lease
Shangri-La Hotel, Beihai 33 Chating Road, Beihai, Guangxi 536007, The People's Republic of China	Hotel operation	Medium lease

34 HOTEL AND INVESTMENT PROPERTIES OF SUBSIDIARIES AND ASSOCIATED COMPANIES (Continued)

(a) Details of hotel and investment properties of the Company's subsidiaries are as follows: (continued)

Address	Existing use	Lease term
Pudong Shangri-La, Shanghai 33 Fu Cheng Lu, Pudong New Area, Shanghai 200120, The People's Republic of China	Hotel operation	Medium lease
Traders Hotel, Shenyang 68 Zhong Hua Road, He Ping District, Shenyang 110001, The People's Republic of China	Hotel operation	Long lease
Shangri-La Hotel, Changchun 9 Xian Road, Changchun 130061, The People's Republic of China	Hotel operation and commercial and residential rental	Long lease
Shangri-La Hotel, Qingdao 9 Xiang Gang Zhong Lu, Qingdao 266071, The People's Republic of China	Hotel operation	Medium lease
Shangri-La Hotel, Dalian 66 Renmin Road, Dalian 116001, The People's Republic of China	Hotel operation	Medium lease
Dalian Century Tower Apartments 66 Renmin Road, Dalian 116001, The People's Republic of China	Residential rental	Medium lease
Shangri-La Golden Flower Hotel, Xian 8 Chang Le Road West, Xian 710032, Shaanxi, The People's Republic of China	Hotel operation	Medium lease
Shangri-La Hotel, Harbin 555 You Yi Road, Dao Li District, Harbin 150018, The People's Republic of China	Hotel operation	Medium lease
Shangri-La Hotel, Wuhan No. 700, Jianshe Avenue, Hankou, Wuhan 430015, The People's Republic of China	Hotel operation	Medium lease



Notes to the Accounts

For the year ended 31 December 2002

34 HOTEL AND INVESTMENT PROPERTIES OF SUBSIDIARIES AND ASSOCIATED COMPANIES (Continued)

(a) Details of hotel and investment properties of the Company's subsidiaries are as follows: (continued)

Address	Existing use	Lease term
Makati Shangri-La, Manila Ayala Avenue, corner Makati Avenue, Makati City, Metro Manila 1200, The Philippines	Hotel operation	Medium lease
Edsa Shangri-La, Manila 1 Garden Way, Ortigas Center, Mandaluyong City 1650, Metro Manila, The Philippines	Hotel operation	Medium lease
Shangri-La's Mactan Island Resort, Cebu Punta Engano Road, Mactan Island, Cebu, The Philippines	Hotel operation	Medium lease
Shangri-La's Fijian Resort, Yanuca Island Yanuca Island, Sigatoka, Nadroga, Fiji	Hotel operation	Long lease
Fiji Mocambo, Nadi Namaka Hill, Nadi, Fiji	Hotel operation	Long lease
Shangri-La Hotel, Singapore 22 & 28 Orange Grove Road, Singapore 258350	Hotel operation	Freehold
Shangri-La Apartments, Singapore 1 Anderson Road, Singapore 259983	Residential rental	Freehold
Shangri-La Residences, Singapore No.1A Lady Hill Road, Singapore 258685	Residential rental	Freehold
Shangri-La's Rasa Sentosa Resort, Singapore 101 Siloso Road, Sentosa, Singapore 098970	Hotel operation	Long lease
Shangri-La Hotel, Kuala Lumpur UBN Complex, 11 Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia	Hotel operation	Freehold



34 HOTEL AND INVESTMENT PROPERTIES OF SUBSIDIARIES AND ASSOCIATED COMPANIES (Continued)

(a) Details of hotel and investment properties of the Company's subsidiaries are as follows: (continued)

Address	Existing use	Lease term
Shangri-La Hotel, Penang Magazine Road, 10300 Penang, Malaysia	Hotel operation	Long lease
Shangri-La's Golden Sands Resort, Penang Batu Feringgi Beach, 11100 Penang, Malaysia	Hotel operation	Freehold
Shangri-La's Rasa Sayang Resort, Penang Batu Feringgi Beach, 11100 Penang, Malaysia	Hotel operation	Freehold
Shangri-La's Rasa Ria Resort, Dalit Bay Golf & Country Club, Sabah Pantai Dalit, 89208 Tuaran, Sabah, Malaysia	Hotel and golf club operation	Long lease
UBN Tower, Kuala Lumpur UBN Complex, 10 Jalan P Ramlee, 50250 Kuala Lumpur, Malaysia	Office and commercial rental	Freehold
UBN Apartments, Kuala Lumpur UBN Complex, 10 Jalan P Ramlee, 50250 Kuala Lumpur, Malaysia	Residential rental	Freehold
Traders Hotel, Yangon 223 Sule Pagoda Road, Yangon, Myanmar	Hotel operation	Medium lease
Shangri-La Hotel, Bangkok 89 Soi Wat Suan Plu, New Road, Bangrak, Bangkok 10500, Thailand	Hotel operation and office rental	Freehold



Notes to the Accounts

For the year ended 31 December 2002

34 HOTEL AND INVESTMENT PROPERTIES OF SUBSIDIARIES AND ASSOCIATED COMPANIES (Continued)

(b) Details of hotel and investment properties of the operating associated companies are as follows:

Address	Existing use	Lease term
China World Trade Center 1 Jian Guo Men Wai Avenue, Beijing 100004, The People's Republic of China	Hotel operation and office, commercial, residential and exhibition hall space rental	Medium lease
Shangri-La Hotel, Beijing 29 Zizhuyuan Road, Beijing 100089, The People's Republic of China	Hotel operation	Short lease
Shangri-La Hotel, Hangzhou 78 Beishan Road, Hangzhou 310007, The People's Republic of China	Hotel operation	Medium lease
Shanghai Centre 1376 Nanjing Xi Lu, Shanghai 200040, The People's Republic of China	Hotel operation and office, commercial, residential and exhibition hall space rental	Medium lease
Beijing Kerry Centre 1 Guanghua Road, Chaoyang District, Beijing 100020, The People's Republic of China	Hotel operation and office, commercial and residential rental	Medium lease
Shanghai Kerry Centre No. 1515 Nanjing Road West, Jingan District, Shanghai 200040, The People's Republic of China	Office, commercial and residential rental	Medium lease
Traders Hotel, Singapore 1A Cuscaden Road, Singapore 249716	Hotel operation	Long lease



34 **HOTEL AND INVESTMENT PROPERTIES OF SUBSIDIARIES AND ASSOCIATED COMPANIES (Continued)**

(b) Details of hotel and investment properties of the operating associated companies are as follows: (continued)

Address	Existing use	Lease term
Tanglin Mall, Singapore 163 Tanglin Road, Singapore 247933	Commercial rental	Long lease
Tanglin Place, Singapore 91 Tanglin Road, Singapore 247918	Commercial rental	Freehold
Part of City Square Johor Bahru, Johor, Malaysia	Commercial rental	Long lease
Shangri-La's Tanjung Aru Resort, Kota Kinabalu 88995 Kota Kinabalu, Sabah, Malaysia	Hotel operation	Long lease
Shangri-La Hotel, Jakarta Kota BNI, Jalan Jend Sudirman Kav. 1, Jakarta 10220, Indonesia	Hotel operation	Medium lease

35 **APPROVAL OF ACCOUNTS**

The accounts were approved by the Board of Directors on 21 March 2003.



Five Year Summary

The financial summary of the Group for the last five years are as follows:

	2002 *US$'000*	2001 *US$'000*	2000 *US$'000*	1999 *US$'000*	1998 *US$'000*
Profit and loss account					
For year ended 31 December					
Turnover	**600,521**	599,561	683,680	485,756	379,253
Operating profit					
Company and its subsidiaries	**93,060**	63,299	106,103	62,641	32,770
Share of results of associated Companies	**40,629**	35,097	40,559	62,865	43,112
Profit before taxation	**133,689**	98,396	146,662	125,506	75,882
Taxation	**(30,367)**	(27,040)	(35,769)	(32,143)	(26,627)
Profit after taxation	**103,322**	71,356	110,893	93,363	49,255
Minority interests	**(10,244)**	(12,563)	(19,116)	(11,867)	(5,756)
Profit attributable to shareholders	**93,078**	58,793	91,777	81,496	43,499
Balance sheet					
As at 31 December					
Fixed assets	**3,605,066**	3,577,869	3,657,033	3,562,766	2,352,955
(Negative goodwill)/goodwill	**(212,418)**	(223,188)	(210,425)	(223,722)	130,467
Associated companies	**851,899**	941,671	930,826	852,546	758,506
Long-term investments	**1,892**	2,762	2,918	2,252	7,098
Net current assets/(liabilities)	**75,065**	(489,224)	137,681	(163,063)	1,854
	4,321,504	3,809,890	4,518,033	4,030,779	3,250,880
Capital and reserves	**2,892,206**	2,880,737	2,966,009	2,725,649	2,181,997
Minority interests and loans	**406,210**	412,867	481,968	425,942	152,303
	3,298,416	3,293,604	3,447,977	3,151,591	2,334,300
Convertible bonds	**–**	–	–	–	223,940
Other long-term liabilities	**1,010,869**	506,276	1,062,043	869,613	692,306
Deferred taxation	**12,219**	10,010	8,013	9,575	334
	4,321,504	3,809,890	4,518,033	4,030,779	3,250,880

Notice of Annual General Meeting



NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shangri-La Asia Limited (the "Company") will be held at Island Ballroom, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong on Friday, 30 May 2003 at 10:00 a.m. for the following purposes:

1. To receive and consider the audited accounts and the reports of the Directors and the Auditors for the year ended 31 December 2002;

2. To declare a final dividend for the year ended 31 December 2002;

3. To re-elect retiring Directors;

4. To fix Directors' fees (including fees payable to members of the Audit and Remuneration Committees);

5. To re-appoint Auditors and to authorise the Directors of the Company to fix their remuneration;

6. To consider as Special Business, and if thought fit, pass with or without amendments the following resolutions as Ordinary Resolutions:

A. THAT:

(a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot and issue additional shares in the share capital of the Company and to make or grant offers, agreements and options which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of any option under any share option scheme or similar arrangement for the grant or issue to option holders of shares in the Company, (iii) any scrip dividend scheme or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Bye-Laws of the Company, and (iv) any specific authority, shall not exceed 20 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution and the said approval shall be limited accordingly; and



Notice of Annual General Meeting

(d) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-Laws of the Company or any applicable laws of Bermuda to be held; or

(iii) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong).

B. THAT:

(a) the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all powers of the Company to repurchase its own shares on The Stock Exchange of Hong Kong Limited (the "HKSE") or on any other stock exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the HKSE for this purpose or on the Singapore Exchange Securities Trading Limited, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the HKSE or that of any other stock exchange as amended from time to time (as the case may be), be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company repurchased by the Company pursuant to paragraph (a) above during the Relevant Period shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution and the authority pursuant to paragraph (a) above shall be limited accordingly; and

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-Laws of the Company or any applicable laws of Bermuda to be held; or

(iii) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting.

Notice of Annual General Meeting



C. THAT:

Conditional upon the passing of Resolution No. 6B, the general mandate granted to the Directors of the Company and for the time being in force to exercise the powers of the Company to allot shares be and is hereby extended by the addition to the aggregate nominal amount of the share capital which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to such general mandate of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted by the resolution set out as Resolution No. 6B, provided that such amount shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution.

By Order of the Board
Shangri-La Asia Limited
Ko Sau Lai
Company Secretary

Hong Kong, 8 April 2003

Head Office and Principal Place of Business in Hong Kong:
21st Floor
CITIC Tower
No. 1 Tim Mei Avenue
Central
Hong Kong

Notes:

1. *Every member entitled to attend and vote at the meeting convened by this notice (the "Meeting") is entitled to appoint up to two individuals as his proxies to attend and vote instead of him. Where a member appoints two proxies to represent him, the form of proxy must clearly indicate the number of shares in the Company ("Shares") which each proxy represents and which proxy is designated as the voting proxy. If two proxies are appointed, only the voting proxy will be entitled to cast the member's vote(s): (a) on a show of hands; (b) if both proxies purport to cast the member's vote(s) in a different manner; and (c) on the exercise of a discretion. A proxy need not be a member of the Company. The number of proxies appointed by a Clearing House (or its nominee) (as defined in the Company's Bye-Laws) is not subject to the aforesaid limitation. If a member fails to specify the number of Shares which each proxy represents and/or the name of the voting proxy then, subject to the absolute discretion of the Chairman of the Meeting to decide otherwise, the member shall be deemed to have appointed the first-named proxy as his voting proxy and that such first-named proxy shall represent all the Shares held by him.*



Notice of Annual General Meeting

2. *Subject to note 1 above in relation to a Clearing House, a member may only have one form of proxy valid at any one time and if a member submits more than one form of proxy, the last form of proxy received in the manner described in note 4 below shall be treated as the only valid form of proxy.*

3. *Where there are joint registered holders of any Share, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such Share as if he were solely entitled thereto; but if more than one of such joint holders be present at the Meeting personally or by proxy, that one of the said persons so present whose name stands first on the registers of members in respect of such Share shall alone be entitled to vote in respect thereof. Several executors or administrators of a deceased member in whose name any Share stands first will for this purpose be deemed joint holders thereof.*

4. *In order to be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed (or a notarially certified copy of that power or authority), must be deposited at the Company's share registrars in Hong Kong, Abacus Share Registrars Limited, at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not less than 48 hours before the time appointed for holding the Meeting (or any adjournment thereof).*

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Shangri-La Asia Limited, you should at once hand this circular together with the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.



SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

GENERAL MANDATE FOR THE REPURCHASE OF SHARES

15 April 2003



SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

Executive Directors:
Mr YE Longfei *(Chairman)*
Mr KUOK Khoon Ho
Mr KUOK Khoon Loong, Edward
Mr Thaddeus Thomas BECZAK
Mr Giovanni ANGELINI
Mr LUI Man Shing
Mr NG Si Fong, Alan

Non-Executive Directors:
Madam KUOK Oon Kwong
Mr John David HAYDEN
Mr HO Kian Guan
Mr LEE Yong Sun
Mr Alexander Reid HAMILTON*
Mr TOW Heng Tan*
Mr HO Kian Cheong
(alternate to Mr HO Kian Guan)

* *Independent Non-Executive Directors*

Registered Office:
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

Head Office and Principal Place of Business in Hong Kong:
21st Floor, CITIC Tower
No. 1 Tim Mei Avenue
Central
Hong Kong

15 April 2003

Dear Shareholders,

GENERAL MANDATE FOR THE REPURCHASE OF SHARES

This is the explanatory statement required by the relevant rules set out in the Rules Governing the Listing of Securities (the "HK Listing Rules") on The Stock Exchange of Hong Kong Limited (the "HK Stock Exchange") to regulate the repurchase by companies with primary listings on the HK Stock Exchange of their own securities (the "Securities Buy Back Rules").

This explanatory statement provides the requisite information to you for your consideration of the proposal to grant a general and unconditional mandate to the directors (the "Directors") of Shangri-La Asia Limited (the "Company") to exercise the powers of the Company to repurchase the ordinary shares of HK$1.00 each in the share capital of the Company (the "Shares") up to a maximum of 10 per cent of the issued share capital of the Company as at the date of the relevant resolution (the "Share Resolution") referred to in item

6B of the notice of the Annual General Meeting of the Company to be held on 30 May 2003 (the "Share Repurchase Mandate").

SECURITIES BUY BACK RULES

The Securities Buy Back Rules permit companies whose primary listings are on the HK Stock Exchange to repurchase their securities subject to certain restrictions, the most important of which are summarised below:

(a) **Shareholder approval**

The Securities Buy Back Rules provide that all securities repurchases on the HK Stock Exchange or on another stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and the HK Stock Exchange (the "Recognised Stock Exchange") or on any other stock exchange which in the Company's case refers to the Singapore Exchange Securities Trading Limited (the "SGX-ST") (on which the Shares have a secondary listing) by a company with its primary listing on the HK Stock Exchange must be of fully paid up securities and must be approved in advance by an ordinary resolution of its shareholders, either by way of general mandate or by specific approval in relation to specific transactions.

(b) **Source of funds**

Repurchases must be funded out of funds legally available for the purpose in accordance with the company's constitutional documents and the laws of the jurisdiction in which the company is incorporated.

(c) **Trading restrictions**

A maximum of 10 per cent of the existing issued share capital or other relevant class of securities at the date of the relevant resolution authorising the repurchase may be repurchased on the HK Stock Exchange or on the Recognised Stock Exchange or on the SGX-ST.

SHARES REPURCHASE PROPOSAL

As at 14 April 2003 (the latest practicable date prior to the printing of this explanatory statement), the issued share capital of the Company comprised 2,179,656,182 Shares.

Subject to the passing of the Share Resolution, on the basis that no further Shares are issued or repurchased prior to the Annual General Meeting to be held on 30 May 2003 and ignoring other restrictions, such as the limitation on the basis of trading volume, the Company would be allowed under the Share Repurchase Mandate to purchase up to a maximum of 217,965,618 Shares on the HK Stock Exchange or on the Recognised Stock Exchange or on the SGX-ST.

REASONS FOR REPURCHASES

The Directors believe that it is in the best interests of the Company and its shareholders to have a general authority from shareholders to enable the Company to repurchase Shares in the market. Such purchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets of the Company and/or earnings per share of the Company and will only be made when the Directors believe that such a purchase will benefit the Company and its shareholders.

FUNDING OF REPURCHASES

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its constitutional documents and the laws of Bermuda.

There might be a material adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in the audited consolidated accounts contained in the annual report for the year ended 31 December 2002 and, taking into account the financial position of the Company as at the date of this explanatory statement, in the event that the proposed Share repurchases were to be carried out in full at any time during the proposed repurchase period.

However, the Directors do not propose to exercise the Share Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

GENERAL

The Directors have undertaken to the HK Stock Exchange that, so far as the same may be applicable, the exercise of the Share Repurchase Mandate will be in accordance with the HK Listing Rules and the applicable laws of Bermuda.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their associates have a present intention, in the event that the Share Resolution is adopted by the shareholders, to sell Shares to the Company.

No connected person (as defined in the HK Listing Rules) has notified the Company that he has a present intention to sell Shares to the Company, or has undertaken not to do so, in the event that the Share Repurchase Mandate is approved.

If, as a result of a share repurchase, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Hong Kong Code on Takeovers and Mergers (the "Takeovers Code"). As a result, a shareholder, or group of shareholders acting in concert (depending on the level of increase of shareholders' interests), could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at 14 April 2003 (the latest practicable date prior to the printing of this explanatory statement), Kerry Group Limited ("KGL") was directly or indirectly interested in 987,306,500 Shares[(note)] as recorded in the register required to be kept under the Securities and Futures Ordinance, which constituted approximately 45.3 per cent of the voting rights attaching to the issued share capital of the Company. If the Share Repurchase Mandate were to be exercised in full, KGL would (assuming that there is no change in the relevant facts and circumstances) hold approximately 50.33 per cent of the voting rights attaching to the issued share capital of the Company.

It is considered that such increase may give rise to an obligation to make a mandatory offer as referred to above. The Directors have no present intention to exercise the Share Repurchase Mandate to such an extent as would result in such takeover obligations. Save as aforesaid, the Directors are not aware of any consequences which would arise under the Takeovers Code as a consequence of any repurchases pursuant to the Share Repurchase Mandate.

Note: Such Shares include deemed interest in Shares held by a subsidiary of Shangri-La Hotel Public Company Limited, Thailand.

SECURITIES PURCHASES MADE BY THE COMPANY

During the six months prior to the latest practicable date before the printing of this explanatory statement, the Company has repurchased a total of 976,000 fully-paid up Shares on the HK Stock Exchange, all of which have been cancelled, as follows:

Date of Purchase	Number of Shares Repurchased	Purchase Price Per Share Highest *HK$*	Purchase Price Per Share Lowest *HK$*
9 October 2002	76,000	4.350	4.300
11 October 2002	200,000	4.325	4.325
16 October 2002	200,000	4.600	4.525
17 October 2002	250,000	4.550	4.500
18 October 2002	200,000	4.600	4.600
23 October 2002	50,000	4.600	4.600

Save as aforesaid, the Company has not purchased any Shares whether on the HK Stock Exchange or on the Recognised Stock Exchange or on the SGX-ST or by private arrangement in the six months prior to the latest practicable date before the printing of this explanatory statement.

MARKET PRICES

The highest and lowest prices at which Shares have been traded on the HK Stock Exchange during each of the previous twelve months (from 1 April 2002 to 31 March 2003) were as follows:

2002 Month	Shares Highest Price *HK$*	Shares Lowest Price *HK$*
April	7.700	6.450
May	7.850	5.950
June	6.600	5.950
July	6.750	5.500
August	5.600	4.800
September	5.150	4.300
October	4.900	4.275
November	5.300	4.725
December	5.450	4.850
2003 Month		
January	5.800	4.800
February	6.150	5.050
March	5.800	4.775

Yours faithfully,
For and on behalf of the Board
Shangri-La Asia Limited
Ye Longfei
Chairman

此乃要件　請即處理

閣下如對本通函或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之全部香格里格（亞洲）有限公司股份**售出或轉讓**，應立即將本通函連同隨附之代表委任表格送交予買主或承讓人或經手出售或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。



SHANGRI-LA ASIA LIMITED

（於百慕達註冊成立之有限公司）

香格里拉(亞洲)有限公司

股份購回一般授權

二零零三年四月十五日



SHANGRI-LA ASIA LIMITED
(於百慕達註冊成立之有限公司)
香格里拉(亞洲)有限公司

執行董事：
叶龍蜚先生(主席)
郭孔輔先生
郭孔錀先生
Thaddeus Thomas BECZAK先生
Giovanni ANGELINI先生
雷孟成先生
吳士方先生

非執行董事：
郭雯光女士
John David HAYDEN先生
何建源先生
李鏞新先生
Alexander Reid HAMILTON先生*
蘇慶贇先生*
何建昌先生
(何建源先生之替任董事)

* 獨立非執行董事

註冊辦事處：
Cedar House
41 Cedar Avenue
Hamilton HM12
Bermuda

總辦事處及
香港主要營業地點：
香港
中區
添美道一號
中信大廈二十一樓

敬啟者：

股份購回一般授權

本説明文件乃按照香港聯合交易所有限公司(「香港聯交所」)證券上市規則(「香港上市規則」)所載有關管制在香港聯交所擁有第一上市地位之公司購回其本身證券之規則(「證券購回規則」)之規定。

本説明文件向 閣下提供必需之資料，以考慮載於香格里拉(亞洲)有限公司(「本公司」)將於二零零三年五月三十日舉行之股東週年大會之通告中之6B項建議

關於一般及無條件授權本公司之董事(「董事」)行使本公司之權力購回本公司每股面值1.00港元之普通股(「股份」),惟不得超過於有關決議案(「股份決議案」)之日本公司已發行股本之10%(「股份購回授權」)。

證券購回規則

證券購回規則准許在香港聯交所擁有第一上市地位之公司購回其證券,惟須受若干限制所約束,其中最重要之限制概述如下:

(a) 股東批准

證券購回規則規定,在香港聯交所擁有第一上市地位之公司所有在香港聯交所或獲香港證券及期貨事務監察委員會與香港聯交所就此認可之其他證券交易所(「認可證券交易所」)或任何其他證券交易所;就本公司之情況乃指新加坡證券交易所有限公司(「新交所」)(股份在此擁有第二上市地位),購回之證券必須為繳足證券,並須以一項一般授權或就特定交易作特別批准之方式以股東普通決議案事先批准。

(b) 資金來源

用以購回證券之資金,必須由根據公司之規章文件及公司註冊成立所在司法地區之法律可合法使用於有關用途之資金中撥出。

(c) 買賣限制

在香港聯交所或認可證券交易所或新交所進行購回,最多可購回於有關批准購回證券決議案之日已發行股本或其他有關類別證券之10%。

股份購回建議

於二零零三年四月十四日(本說明文件付印前之最後可行日期),本公司之已發行股本包括2,179,656,182股股份。

待股份決議案獲通過後，假設於二零零三年五月三十日舉行之股東週年大會前並無進一步發行或購回股份以及撤除其他限制(如交易量規定)，本公司獲准按股份購回授權在香港聯交所或認可證券交易所或新交所最多可購回217,965,618股股份。

證券購回之理由

董事認為，獲股東授予一般授權以讓本公司在市場購回股份乃符合本公司及其股東之最佳利益。該等購回可使本公司之資產淨值及／或本公司之每股盈利增加(須視乎當時之市況及資金安排而定)，而且只有在董事認為購回將為本公司及其股東帶來利益之情況下方會進行。

證券購回之資金

在購回股份時，本公司只可運用根據其規章文件及根據百慕達法例可合法作此用途之資金。

倘於建議購回時期之任何時間內全面進行建議之股份購回，將可能對本公司之營運資金或資產負債比率(與截至二零零二年十二月三十一日止年度之年報所載經審核綜合賬目所披露之狀況比較及考慮到本公司於本說明文件之日之財務狀況)有重大之不利影響。

然而，董事不擬建議行使股份購回授權至某一程度，以致在該情況下會對董事認為不時適合本公司之營運資金或資產負債比率有重大之不利影響。

一般事項

董事已向香港聯交所作出承諾，在股份購回授權仍適用之日，股份購回授權將按照香港上市規則及百慕達適用之法例而行使。

各董事(於作出一切合理查詢後，就彼等所知)或彼等之聯繫人等現時概無意在股份決議案獲股東採納之情況下，向本公司出售股份。

關連人士(定義見香港上市規則)概無知會本公司，表示在股份購回授權建議獲批准之情況下，彼等現時擬向本公司出售任何股份，彼等亦無承諾不會向本公司出售任何股份。

倘股份購回導致股東於本公司之投票權之相應權益增加，此增加將就香港公司收購及合併守則(「收購守則」)而言被視作一項收購事宜。故此，一名股東或一批行動一致之股東(視乎股東權益增加之水平)可取得或鞏固對本公司之控制權，而須根據收購守則第26條作出強制性收購。

於二零零三年四月十四日(本說明文件付印前之最後可行日期)，根據證券及期貨條例規定所須存置之登記名冊內記載，Kerry Group Limited(「KGL」)直接或間接擁有987,306,500股股份(附註)之權益，佔本公司已發行股本所附之投票權約45.3%。倘股份購回授權獲全面行使(假設有關之事實及情況不變)，則KGL將持有本公司已發行股本所附之投票權約50.33%。

此增加可能導致出現須根據上文所述而作出強制性收購之情況。董事目前無意行使股份購回授權至某一程度，以致產生該收購之情況。除上文所述者外，董事並無覺察到任何根據股份購回授權所作出之任何購回可能產生須遵照收購守則承擔之後果。

附註：該等股份包括由泰國Shangri-La Hotel Public Company Limited之一間附屬公司所持有之股份。

本公司作出之證券購買

於本說明文件付印前之最後可行日期前六個月內，本公司在香港聯交所購回合共976,000股已繳足股份。該等股份已全部註銷，詳情如下：

購買日期	購回股份數目	每股股份之購買價 最高	最低
		港元	港元
二零零二年十月九日	76,000	4.350	4.300
二零零二年十月十一日	200,000	4.325	4.325
二零零二年十月十六日	200,000	4.600	4.525
二零零二年十月十七日	250,000	4.550	4.500
二零零二年十月十八日	200,000	4.600	4.600
二零零二年十月二十三日	50,000	4.600	4.600

除以上所述者外，本公司並無於本說明文件付印前之最後可行日期前六個月內在香港聯交所或認可證券交易所或新交所或以私人協議方式購回任何股份。

市價

股份於二零零二年四月一日至二零零三年三月三十一日期間，每個月在香港聯交所買賣之最高價及最低價如下：

二零零二年	股份	
月份	最高價	最低價
	港元	港元
四月	7.700	6.450
五月	7.850	5.950
六月	6.600	5.950
七月	6.750	5.500
八月	5.600	4.800
九月	5.150	4.300
十月	4.900	4.275
十一月	5.300	4.725
十二月	5.450	4.850
二零零三年		
月份		
一月	5.800	4.800
二月	6.150	5.050
三月	5.800	4.775

此致

列位股東　台照

代表董事會
香格里拉(亞洲)有限公司
主席
叶龍蜚

二零零三年四月十五日



Shangri-La Hotel, Changchun – Lobby



SHANGRI-LA
ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司